As filed with the U.S. Securities and Exchange Commission on July 23, 2009

Registration No. 333-152697

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HSN, INC.

(Exact name of registrant as specified in its charter)

Delaware	5940	26-2590893
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1 HSN Drive

St. Petersburg, Florida 33729

(727) 872-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Linda C. Frazier

Vice President and Senior Counsel

HSN, Inc.

1 HSN Drive

St. Petersburg, Florida 33729

(727) 872-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(c), may determine.

EXPLANATORY NOTE

On August 20, 2008, IAC/InterActiveCorp, a Delaware corporation, distributed to its shareholders all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”) of HSN, Inc., a Delaware corporation (the “Registrant”). The Registration Statement on Form S-1 previously filed, amended and supplemented by the Registrant (the “Registration Statement”), covered the shares of Common Stock issued as part of the spin-off from IAC/InterActiveCorp (“IAC”) as well as certain securities to be offered on a delayed or continuous basis upon the exercise of outstanding options and vesting of restricted stock units pursuant to Rule 415 under the Securities Act of 1933. The Registrant undertook to file post-effective amendments to the Registration Statement for certain items. The Registrant previously filed a Post-Effective Amendment No. 1 to this Registration Statement that was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on August 29, 2008. This Post-Effective Amendment to the Registration Statement amends and restates the information contained in the Registration Statement.

The amount of the Registrant’s Common Stock registered pursuant to the Registration Statement represented the sum of (i) 55,817,094 shares of Common Stock to be distributed to the holders of IAC common stock and IAC Class B common stock upon consummation of the Spin-off (the “IAC Distribution”), (ii) up to 12,363,973 shares of Common Stock to be issued in respect of certain restricted stock units or stock options, in each case, previously issued pursuant to IAC’s equity incentive plans and that were converted, in whole or in part, in connection with the Spin-off into stock options and restricted stock units to be issued under the HSN, Inc. 2008 Stock and Annual Incentive Plan (the “Adjusted Awards”), (iii) up to 5,000,000 shares of Common Stock issuable in respect of stock options, restricted stock units and other equity-based awards that may be granted from time to time following the Spin-off pursuant to the plan (the “New Awards”), and (iv) up to 100,000 shares of Common Stock issuable pursuant to HSN, Inc. Deferred Compensation Plan for Non-Employee Directors (the “Director Deferred Awards”). These amounts were based on a bona fide estimate of the number of shares reasonably expected to be issued in connection with the Spin-off. Following the spin-off and in connection with the Registrant’s annual audit of its financial statements, the Registrant determined that (i) the number of shares registered to cover the shares of Common Stock distributed in connection with the IAC Distribution was less than the number of shares distributed to the IAC shareholders in connection with the Spin-off; and (ii) the number of shares registered in respect of the Adjusted Awards significantly exceeded the total number of shares issuable under such awards. In addition, at the Registrant’s 2009 Annual Meeting of Shareholders held May 19, 2009, the shareholders approved the Second Amended and Restated 2008 Stock and Annual Incentive Plan (the “Plan”) as a result of which the maximum number of shares that may be issued pursuant to New Awards under the Plan was increased from 5,000,000 shares to 8,000,000 shares.

This Post-Effective Amendment to the Registration Statement (i) reallocates 395,613 of the shares of Common Stock registered by the Registration Statement issuable pursuant to the Adjusted Awards under the Plan to shares of Common Stock issuable pursuant to the IAC Distribution, (ii) reallocates 3,000,000 shares of Common Stock registered by the Registration Statement issuable pursuant to the Adjusted Awards to shares of Common Stock issuable pursuant to the New Awards, and (iii) de-registers 3,773,127 shares related to Adjusted Awards. As a result, the total number of shares covered by the Registration Statement is allocated as follows:

•	56,212,707 shares issued or to be issued in connection with the IAC Distribution;

•	up to 5,195,233 shares issued or to be issued under the Plan in connection with Adjusted Awards;

•	up to 8,000,000 shares issued or to be issued under the Plan in connection with New Awards; and

•	up to 100,000 shares issued or to be issued pursuant to the Director Plan.

All filing fees payable in connection with the registration of the shares of the Common Stock covered by the Registration Statement were paid by the Registrant at the time of the initial filing of the Form S-1.

In addition, this Post-Effective Amendment incorporates by reference the following:

•	The Registrant’s Current Report on Form 8-K as filed with the SEC on May 7, 2009 (other than those portions that were furnished but not deemed to have been filed);

•	The Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 as filed with the SEC on May 14, 2009;

•	The Registrant’s Current Report on Form 8-K as filed with the SEC on May 27, 2009; and

•	The Registrant’s Current Report on Form 8-K as filed with the SEC on June 19, 2009.

Subject to Completion, dated July 23, 2009

PROSPECTUS

69,507,940 Shares of Common Stock, Par Value $0.01 Per Share

This prospectus covers shares of common stock issued by HSN, Inc., or HSNi, upon the exercise or vesting of awards that have been or will be granted pursuant to HSNi’s Second Amended and Restated 2008 Stock and Annual Incentive Plan and HSNi’s Amended and Restated Deferred Compensation Plan for Non-Employee Directors. Many of the awards outstanding as of the date hereof were adjusted from awards originally issued by IAC/InterActiveCorp, or IAC, in connection with the spin-off from IAC of HSNi, Interval Leisure Group, Inc., Ticketmaster Entertainment, Inc. and Tree.com, Inc. The spin-offs were effective following the close of the market on August 20, 2008.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “HSNI.” On July 22, 2009, the last sale price of our common stock as reported on The NASDAQ Global Select Market was $10.56 per share.

We will receive proceeds on exercise of outstanding options for shares of common stock covered by this prospectus if the options are exercised for cash.

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 3 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is             , 2009.

SUMMARY

This summary highlights selected information from this prospectus and may not contain all the information that may be important to you. Accordingly, you are encouraged to read carefully the entire prospectus, its annexes and the documents filed as exhibits to the Company’s registration statement on Form S-1, of which this prospectus is a part.

Except as otherwise indicated or unless the context otherwise requires, (i) “Spinco” refers to any of HSNi, ILG, Ticketmaster and Tree.com and their respective subsidiaries, (ii) “Spincos” refers to all of the foregoing collectively, (iii) “IAC/InterActiveCorp” and “IAC” refer to IAC/InterActiveCorp and its consolidated subsidiaries other than, for all periods following the spin-offs, the Spincos, (iv) “HSNi,” the “Company,” “we,” “our” or “us” refers to HSN, Inc., (v) “ILG” refers to Interval Leisure Group, Inc., (vi) “Tree.com” refers to Tree.com, Inc. and (vii) “Spin-Off,” “spin-off” or “distribution” refers to the distribution by IAC of the common stock of the Company, the “spin-offs,” the “distributions” or the “separation” refers collectively to the distribution by IAC of the common stock of the Company and the other Spincos, as more fully described in this prospectus.

This prospectus describes the businesses of the Company as though they were its businesses for all historical periods described. However, the Company was formed in May 2008 and, prior to the spin-off in August 2008, had not conducted any operations. References in this prospectus to the historical assets, liabilities, products, businesses or activities of the businesses of the Company are intended to refer to the historical assets, liabilities, products, businesses or activities of the relevant businesses as those businesses were conducted as part of IAC prior to the spin-off. Following the spin-off, the Company became a separate, publicly traded company, and IAC ceased to have a continuing stock ownership in the Company. The historical combined financial information of the Company as part of IAC contained in this prospectus is not necessarily indicative of its future financial position, future results of operations or future cash flows, nor does it reflect what the financial position, results of operations or cash flows of the Company would have been had it been operated as a stand-alone company during the periods presented.

You should rely only on the information contained in, and incorporated by reference into, this prospectus. We have not authorized anyone to provide you with information different from or in addition to that contained in, or incorporated by reference into, this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in, and incorporated by reference into, this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospectus may have changed since that date.

Company Information

HSNi was incorporated in Delaware in May 2008. Its principal offices are located at 1 HSN Drive, St. Petersburg, Florida 33729. Its main telephone number is 727-872-1000.

Business of HSNi

HSNi owns and operates, through its subsidiaries, HSN, a retailer and interactive lifestyle network offering a broad assortment of products through television home shopping programming on the HSN television network and through business-to-consumer internet commerce site HSN.com. HSN strives to transform the shopping experience by incorporating experts, entertainment, inspiration, solutions, tips and ideas in connection with the sale of products. HSNi also owns and operates, through its subsidiaries, the Cornerstone Brands portfolio of catalogs and related websites, including Frontgate, Ballard Designs, Garnet Hill, Smith+Noble, The Territory Ahead, TravelSmith and Improvements, as well as a limited number of retail stores.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), which are based on management’s exercise of business judgment, as well as assumptions made by and information currently available to management. When used in this document, the words “may,” “will,” “anticipate,” “believe,” “estimate,” “expect,” “intend” and words of similar import, are intended to identify any forward-looking statements. These forward-looking statements include, among other things, statements relating to: HSNi’s future financial performance, HSNi’s business prospects and strategy, anticipated trends and prospects in the various markets in which HSNi’s businesses operate and other similar matters. These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

Should one or more of these uncertainties, risks or changes in circumstances materialize, or should underlying assumptions prove incorrect, our actual results could differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to: the depth and duration of the current recession, which may persist throughout and beyond 2009, and the impact of these conditions on consumer confidence and spending levels; whether national economic stimulus initiatives and measures to stabilize the financial system will be successful in achieving their objectives within the expected timeframes; other changes in political, business and economic conditions, particularly those that affect consumer confidence, consumer spending or e-commerce growth; changes in the interest rate environment and developments in the overall credit markets, and particularly the impact of the current constrained credit environment, if it persists; HSNi’s business prospects and strategy, including whether HSNi’s initiatives to generate cash and preserve liquidity will be effective; changes in our relationships with pay television operators, vendors, manufacturers and other third parties; technological or regulatory changes; changes in senior management; our ability to offer new or alternative products and services in a cost effective manner and consumer acceptance of these products and services; and changes in product delivery costs. Other unknown or unpredictable factors that could also adversely affect HSNi’s business, financial condition and results of operations may arise from time to time.

You should not place undue reliance on these forward-looking statements. We undertake no obligation, and do not intend, to update, revise or otherwise publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of any unanticipated events. Although we believe that our expectations are based on reasonable assumptions, we can give no assurance that our expectations will materialize.

RISK FACTORS

Risks Related to Our Business

Deteriorating macroeconomic conditions have negatively impacted our business and further weakening of the macroeconomic conditions may have additional negative impacts on our business.

Retailers generally are particularly sensitive to adverse global economic and business conditions, in particular to the extent they result in a loss of consumer confidence, rising unemployment and decreases in consumer spending, particularly discretionary spending. In 2008, we began to experience weakness across business segments in connection with the deteriorating macroeconomic conditions. This deterioration accelerated in the fourth quarter of 2008 and we believe that the current recessionary environment will persist throughout 2009 and possibly beyond. We are not able to predict the timing of any recovery. If macroeconomic conditions continue to worsen, our business could be adversely affected. When macroeconomic conditions do improve, there can be no assurance that we will be able to regain the levels of revenue and profitability that we achieved prior to the recession.

Our level of indebtedness could limit our flexibility in responding to current market conditions, prevent us from meeting our obligations under our debt instruments or otherwise restrict our business activities.

The existence of, and limitations on the availability of HSNi’s debt could have important consequences. The existence of debt could, among other things:

•	require a substantial portion of HSNi cash flow from operations to be dedicated to the payment of principal and interest on HSNi indebtedness;

•	limit HSNi’s ability to use cash flow or obtain additional financing for future working capital, capital expenditures or other general corporate purposes;

•	increase HSNi’s vulnerability to general economic and industry conditions; or

•	expose HSNi to the risk of increased interest rates because certain of its borrowings, including borrowings under its credit facilities, are at variable interest rates.

Limitations imposed as a part of the debt, such as the availability of credit and the existence of restrictive covenants may, among other things:

•	make it difficult for HSNi to satisfy its financial obligations; and

•	limit HSNi’s ability to respond to business opportunities.

We depend on relationships with pay television operators and any adverse changes in these relationships could result in the cessation of carriage of the HSN television network.

We are dependent upon the pay television operators with whom we enter into distribution and affiliation agreements to carry the HSN television network. We currently have contracts with many local and national pay television operators to distribute HSN television programming. Some of HSN’s larger pay television operators include Comcast, Time Warner, DirecTV and Echostar/DISH. HSN television network sales from customers residing in households that subscribed to these larger pay television operators accounted for approximately 30% of HSNi’s annual revenue in 2008. The cessation of carriage of the HSN television network by a major pay television operator or a significant number of smaller pay television operators for a prolonged period of time could adversely affect our business, financial condition and results of operations. While we believe that we will be able to continue to successfully manage the distribution process in the future, certain changes in distribution levels, as well as increases in commission rates and/or other fees payable for carriage, could occur notwithstanding these efforts.

Distribution and affiliation agreements with all major pay television operators are scheduled to expire between 2009 and 2011. In some cases, renewals are not agreed upon prior to the expiration of a given agreement and the HSN television network continues to be carried by the relevant pay television operator without an effective affiliation agreement in place. Renewal and negotiation processes with pay television operators are typically lengthy. We are currently engaged in the renewal and/or negotiation processes with a certain major cable pay television operator regarding an agreement that expired in 2005, with carriage of the HSN network continuing under short-term extensions pending the conclusion of this process. No assurance can be given that we will be successful in negotiating renewals with all these operators, or the financial and other terms of renewal will be on acceptable terms. The failure to successfully renew, or negotiate new, distribution and affiliation agreements covering a material portion of these existing cable and satellite households on acceptable terms could adversely affect our growth, sales revenue and earnings.

We depend on relationships with vendors, manufacturers and other third parties, and any adverse changes in these relationships could result in a failure to meet customer expectations which could results in lost sales.

Our businesses purchase merchandise from a wide variety of third party vendors, manufacturers and other sources pursuant to short- and long-term contracts and purchase orders. The ability of our businesses to identify and establish relationships with these parties, as well as access quality merchandise in a timely and efficient manner on acceptable terms and cost, can be challenging. In particular, our businesses purchase a significant amount of merchandise from vendors and manufacturers abroad, and have experienced (and expect to continue to experience) increased costs for goods sourced in these markets, particularly in China. We depend on the ability of vendors and manufacturers in the U.S. and abroad to produce and deliver goods that meet applicable quality standards, which is impacted by a number of factors not within the control of these parties, such as political or financial instability, trade restrictions, tariffs, currency exchange rates and transport capacity and costs, among others. In particular, Cornerstone is dependent, in significant part, upon independent, third party manufacturers to produce private label merchandise.

The failure of our businesses to identify new vendors and manufacturers, maintain relationships with a significant number of existing vendors and manufacturers and/or access quality merchandise in a timely and efficient manner could cause our businesses to miss customer delivery dates or delay scheduled promotions, which would result in the failure to meet customer expectations and could cause customers to cancel orders or cause our businesses to be unable to source merchandise in sufficient quantities, which could result in lost sales.

The failure to secure suitable placement for the HSN television network would adversely affect our ability to attract and retain television viewers and could result in a decrease in revenue.

We are dependent upon the continued ability of HSN to compete for television viewers. Effectively competing for television viewers is dependent, in substantial part, on the ability of HSN to secure suitable placement of the HSN television network within a suitable programming tier at a low channel position. The advent of digital compression technologies and the adoption of digital cable has resulted in increased channel capacity, which together with other changing laws, rules and regulations regarding cable television ownership, impacts the ability of HSN to secure suitable channel placement. While increased channel capacity could provide a means through which the HSN television network could be more widely distributed, it could also adversely affect the ability to attract television viewers to the HSN television network to the extent it results in:

•	higher channel position placement for the HSN television network;

•	placement of the HSN television network in digital programming tiers, which generally have lower levels of television viewer penetration than basic or expanded basic programming tiers;

•	more competitors entering the marketplace; or

•

more programming options being available to the viewing public in the form of new television networks and time-shifted viewing (e.g., personal video recorders, video-on-demand, interactive television and streaming video over broadband internet connections).

If the HSN television network is carried exclusively in a system on a digital programming tier, HSN will experience a reduction in revenue to the extent that the digital programming tier has less television viewer penetration than the basic or expanded basic programming tier. In addition, HSN may experience a further reduction in revenue due to increased television viewing audience fragmentation and to the extent that not all television sets within a digital cable home are equipped to receive television programming in a digital format. Our future success will also depend, in part, on the ability of HSN to anticipate and adapt to technological changes and to offer elements of the HSN television network via new technologies in a cost-effective manner that meet customer demands and evolving industry standards.

Our long-term success depends, in large part, on our continued ability to attract new and retain existing customers. We may not be able to do that in a cost-effective manner.

In an effort to attract and retain customers, we engage in various marketing and merchandising initiatives, which involve the expenditure of considerable money and resources, particularly in the case of the production and distribution of HSN television programming and Cornerstone catalogs and, to a lesser but increasing extent, online advertising. We have spent, and expect to continue to spend, increasing amounts of money on, and devote greater resources to, certain of these initiatives, particularly in connection with the growth and maintenance of our brands generally, as well as in the continuing efforts of our businesses to increasingly engage customers through online channels. These initiatives, however, may not resonate with existing customers or consumers generally or may not be cost-effective. In addition, we believe that costs associated with the production and distribution of HSN television programming, paper and printing costs for Cornerstone catalogs and costs associated with online marketing, including search engine marketing (primarily the purchase of relevant keywords) are likely to increase in the foreseeable future and, if significant, could have an adverse effect on our business, financial condition and results of operations to the extent that they do not result in corresponding increases in sales.

Our businesses may not be able to accurately predict and/or respond in a timely manner to evolving customer preferences and trends and industry standards, which could result in excess inventory, related markdowns and lost sales.

Our success depends, in significant part, on the ability of our businesses to accurately predict, and respond in a timely manner to, changes in customer preferences and fashion, lifestyle and other trends and industry standards. While product mix and price points are continuously monitored and adjusted in an attempt to satisfy consumer demand and respond to changing economic and business conditions, our businesses may not be successful in these efforts, and any sustained failure could result in excess inventory and related markdowns.

In addition, the e-commerce industry is characterized by evolving industry standards, frequent new service and product introductions and enhancements, as well as changing customer demands. If our businesses are not able to adapt quickly enough and/or in a cost-effective manner to these changes it could result in lost sales.

Failure to effectively manage our Flexpay program could result in unplanned losses.

HSN offers Flexpay, pursuant to which customers may pay for certain merchandise in two to six interest-free, monthly credit or debit card payments. We maintain allowances for estimated losses resulting from the inability of customers to make required payments. While actual losses due to the inability of customers to make required payments have historically been within estimates, we may not continue to experience these losses at the same rate as we have historically or our actual losses in any given period may exceed related estimates. As Flexpay balances grow, we expect that we will continue to experience these losses at greater rates, which will require us to maintain greater allowances for doubtful accounts of estimated losses than we have historically.

Increased delivery costs could adversely impact our profits, particularly if we are unable to pass these increased costs on to customers or offset them by increasing prices without a detrimental effect on customer demand.

Our businesses are impacted by increases in shipping rates charged by various shipping vendors relating to the procurement of merchandise from vendors and manufacturers, the shipment of merchandise to customers and the mailing of catalogs, which over the past few years have increased significantly in comparison to historical levels. We currently expect that shipping and postal rates will continue to increase. In the case of deliveries to customers, we have negotiated favorable shipping rates, which increase at agreed upon levels over time, with one independent, third party shipping company pursuant to a long-term contract. If this relationship were to terminate or if the shipping company was unable to fulfill its obligations under the contract for any reason, we would have to work with other shipping companies to deliver merchandise to customers, which would most likely be at less favorable rates. Any increase in shipping rates and related fuel and other surcharges passed on to us by this or any other shipping company would adversely impact profits, given that we may not be able to pass these increased costs directly to customers or offset them by increasing prices without a detrimental effect on customer demand.

The continued or permanent inability to broadcast the HSN television network would result in lost sales and could result in lost customers.

Our success is dependent upon the continued ability of HSN to transmit the HSN television network to broadcast and pay television operators from its satellite uplink facilities, which transmission is subject to FCC compliance. HSN has entered into a long-term satellite transponder lease to provide for continued carriage of the HSN television network on a replacement transponder and/or replacement satellite, as applicable, in the event of a failure of the transponder and/or satellite currently carrying the HSN television network. Although we believe that every reasonable measure is being taken to ensure continued satellite transmission capability, termination or interruption of satellite transmissions may occur.

HSN is affiliated with a number of low power broadcast television station licensees (the “Low Power Licensees”) that broadcast programming pursuant to licenses from the FCC. These Low Power Licensees are subject to regulation by the FCC under the Communications Act of 1934, as amended, which prohibits the operation of broadcast television stations except in accordance with a license issued by the FCC and empowers the FCC to issue, revoke, modify and renew broadcast television licenses, approve the transfer of control of any entity holding such licenses, determine the location of stations, regulate the equipment used by stations, adopt necessary regulations and impose penalties for related violations. The failure of the Low Power Licensees to comply with the terms of the broadcast licenses could result in the inability to broadcast the HSN television network on over-the-air facilities, as well as penalties. The prolonged or permanent interruption of satellite transmission capability or other inability to transmit the HSN television network for any reason, as well as related costs incurred, would result in lost sales and could result in lost customers.

We are currently the subject of a consent order issued by the FTC and violation of this consent order could result in significant civil penalties and an injunction enjoining HSN from engaging in prohibited activities, among other things.

In October 1996, HSN became subject to a consent order issued by the FTC which terminates on the later of April 15, 2019, or 20 years from the most recent date that the United States or the FTC files a complaint in federal court alleging any violation thereunder. Pursuant to this consent order, HSNi (including its subsidiaries and affiliates) is prohibited from making claims for specified categories of products, including claims that a given product can cure, treat or prevent any disease or have an effect on the structure or function of the human body, unless it has competent and reliable scientific evidence to substantiate such claims. Violation of this consent order may result in the imposition of significant civil penalties for non-compliance and related redress to consumers and/or the issuance of an injunction enjoining us from engaging in prohibited activities. The FTC periodically investigates our business and operation on an ongoing basis for purposes of determining its compliance with the consent order.

Our businesses may be subject to claims for representations made in connection with the sale and promotion of merchandise or for harm experienced by customers who purchase merchandise from our businesses.

The manner in which we sell and promote merchandise and related claims and representations made in connection with these efforts is regulated by federal and state law. Our businesses may be exposed to potential liability from claims by purchasers or from federal, state and local regulators and law enforcement agencies, including, but not limited to, for personal injury, wrongful death and damage to personal property relating to merchandise sold and misrepresentation of merchandise features and benefits. In certain instances, our businesses have the right to seek indemnification for related liabilities from their vendors and may require such vendors to carry minimum levels of product liability and errors and omissions insurance. These vendors, however, may be unable to obtain suitable coverage or maintain this coverage on acceptable terms, or this insurance may provide inadequate coverage against all potential claims or may not even be available with respect to any particular claim.

Failure to comply with existing laws, rules and regulations, or to obtain and maintain required licenses and rights, could subject us to additional liabilities.

We market and provide a broad range of merchandise through online and offline channels. As a result, we are subject to a wide variety of statutes, rules, regulations, policies and procedures in various jurisdictions which are subject to change at any time, including laws regarding consumer protection, privacy, the regulation of retailers generally, the importation, sale and promotion of merchandise and the operation of retail stores and warehouse facilities, as well as laws and regulations applicable to the internet and businesses engaged in online commerce, such as those regulating the sending of unsolicited, commercial electronic mail. Our failure and/or the failure of any of our businesses to comply with these laws and regulations could result in fines and/or proceedings against us and/or our businesses by governmental agencies and/or consumers, which could adversely affect our business, financial condition and results of operations. Moreover, unfavorable changes in the laws, rules and regulations applicable to us could decrease demand for merchandise offered by us, increase costs and/or subject us to additional liabilities. Finally, certain of these regulations impact the marketing efforts of our brands and businesses.

We could be subject to additional sales tax collection obligations.

U.S. Supreme Court decisions currently restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the internet. However, a number of states, as well as the U.S. Congress, have adopted or are considering initiatives that would impose sales and use tax collection obligations arising from internet-based transactions. If these initiatives are successful, we could be required to collect sales and use taxes in additional states. The imposition by state and local governments of various taxes upon internet commerce could create administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on all online competitors and decrease our future sales.

System interruption and the lack of integration and redundancy in these systems and infrastructures may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations.

Our success depends, in part, on our ability to maintain the integrity of our systems and infrastructures, including websites, information and related systems, call centers and fulfillment facilities. We may experience occasional system interruptions that make some or all systems or data unavailable or prevent our businesses from efficiently providing services or fulfilling orders. We also rely on affiliate and third-party computer systems, broadband and other communications systems and service providers in connection with the provision of services generally, as well as to facilitate, process and fulfill transactions. Any interruptions, outages or delays in our systems and infrastructures, our businesses, our affiliates and/or third parties, or deterioration in the performance of these systems and infrastructures, could impair the ability of our businesses to provide services, fulfill orders and/or process transactions. Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, acts of war or terrorism, acts of God and similar events or disruptions may damage or interrupt computer, broadband or other communications systems and infrastructures at any time. Any of these events could cause system interruption, delays and loss of critical data, and could prevent our businesses from providing services, fulfilling orders and/or processing transactions. While we have backup systems for certain aspects of our operations, these systems are not fully redundant and disaster recovery planning is not sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption.

Our business is subject to online security risks, including security breaches and identity theft.

To succeed, we must be able to provide for secure transmission of confidential information over public networks. Our failure, and/or the failure by the various third party vendors and service providers with which we do business, to comply with applicable privacy policies or federal, state or similar international laws and regulations or any compromise of security that results in the unauthorized release of personally identifiable information or other user data could damage the reputation of these businesses, discourage potential users from trying our products and services and/or result in fines and/or proceedings by governmental agencies and/or consumers, one or all of which could adversely affect our business, financial condition and results of operations. Any penetration of network security or other misappropriation or misuse of personal consumer information could cause interruptions in the operations of our businesses and subject us to increased costs, litigation and other liabilities. Security breaches could also significantly damage our reputation with consumers and third parties with whom we do business. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. We also face risks associated with security breaches affecting third parties with which we are affiliated or otherwise conduct business online.

The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

In the processing of consumer transactions, our businesses receive, transmit and store a large volume of personally identifiable information and other user data. The sharing, use, disclosure and protection of this information are governed by the privacy and data security policies maintained by us and our businesses. Moreover, there are federal, state and international laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

We may fail to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

We regard our intellectual property rights, including patents, service marks, trademarks and domain names, copyrights, trade secrets and similar intellectual property (as applicable), as critical to our success. Our businesses also rely heavily upon software codes, informational databases and other components that make up their products and services.

From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks, copyrights, patents and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect trade secrets or to determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations. Patent litigation tends to be particularly protracted and expensive. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand names and limit our ability to control marketing on or through the internet using our various domain names or otherwise, which could adversely affect our business, financial condition and results of operations.

Risks Related to Our Spin-Off from IAC

We have incurred and expect to continue to incur increased costs relating to operating as an independent public company that could cause our cash flow and results of operations to decline.

The obligations of being a public company, including substantial public reporting and investor relations obligations, have required new expenditures, placed new demands on our management and required the hiring of additional personnel. Further increases in these expenditures could adversely affect our business, financial condition and results of operations.

In addition, prior to the spin-off, IAC’s businesses, by virtue of being under the same corporate structure, shared economies of scope and scale in costs, human capital, vendor relationships and customer relationships with the businesses that we and the other four publicly-traded companies resulting from the spin-off (the “Spincos”) own following the spin-offs. The increased costs resulting from the loss of these benefits could have an adverse effect on us.

The spin-off agreements were not the result of arm’s length negotiations; accordingly, the terms may not be as favorable to us as would have resulted from negotiations among unrelated third parties.

The agreements that we entered into with IAC in connection with the spin-off, including the separation and distribution agreement, tax sharing agreement, employee matters agreement and transition services agreement, were established by IAC with the intention of maximizing the value to current IAC shareholders. Accordingly, the terms for us may not be as favorable as would have resulted from negotiations among unrelated third parties. For example, the tax sharing agreement with IAC restricts our ability to enter into certain transactions that might be advantageous to us and our shareholders. In particular, the tax sharing agreement limits our ability to repurchase equity securities, dispose of certain assets or engage in mergers and acquisitions. In addition, the Tax Sharing Agreement generally provides that each Spinco will have to indemnify IAC and the other Spincos for any taxes resulting from the spin-off of such Spinco (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related shareholder litigation or controversies) to the extent such amounts result from (i) any act or failure to act by such Spinco described in the covenants in the Tax Sharing Agreement, (ii) any acquisition of equity securities or assets of such Spinco or a member of its group, and (iii) any breach by such Spinco or any member of its group of any representation or covenant contained in the separation documents or in the documents relating to the IRS private letter ruling and/or tax opinions.

Risks Related to Our Common Stock

The shareholders’ rights plan adopted by the Board of Directors in December 2008 may inhibit takeovers that would otherwise be beneficial to shareholders.

In the fourth quarter of 2008, our Board of Directors approved the creation of a Series A Junior Participating Preferred Stock, adopted a shareholders’ rights plan and declared a dividend of one right for each outstanding share of common stock held by our shareholders. Initially, these rights, which will trade with the shares of our common stock, will not be exercisable. Under the rights plan, these rights will be exercisable if a person or group acquires or commences a tender or exchange offer for 15% or more of our common stock (except for certain grandfathered persons to which higher thresholds apply). If the rights become exercisable, each right will permit the holder, other than the “acquiring person,” to purchase from us shares of common stock at a 50% discount to the then prevailing market price. As a result, the rights will cause substantial dilution to a person or group that becomes an “acquiring person” on terms not approved by our Board of Directors. The existence of these rights may prevent, discourage or delay an acquisition of us, even if such acquisition would be beneficial to our shareholders.

The market price and trading volume of our common stock may be volatile and may face negative pressure.

Following the spin-off, our common stock became publicly traded for the first time. The market price for our common stock has been volatile, especially in light of recent instability in the financial markets. Our stock price has experienced, and could continue to experience in the future, substantial volatility as a result of many factors, including persistent adverse macroeconomic conditions, broad market fluctuations and public perception of the prospects for the retail industry. Our failure to meet market expectations would also likely result in a decline in the market price of our stock. These and other factors may result in short-term or long-term negative pressure on the value of our common stock.

We do not intend to pay dividends for the foreseeable future.

We have never paid any cash dividends and do not anticipate paying any cash dividends in the foreseeable future. Additionally, under the terms of our credit facility and senior notes, the payment of cash dividends is subject to certain restrictions.

BUSINESS

Business Overview

HSNi owns and operates, through its subsidiaries, HSN, a retailer and interactive lifestyle network offering a broad assortment of products through television home shopping programming on the HSN television network and HSN.com through a business-to-consumer internet commerce site. HSN strives to transform the shopping experience by incorporating experts, entertainment, inspiration, solutions, tips and ideas in connection with the sale of products. HSNi also owns and operates, through its subsidiaries, the Cornerstone Brands portfolio of catalogs and related websites, including Frontgate, Ballard Designs, Garnet Hill, Smith+Noble, The Territory Ahead, TravelSmith and Improvements, as well as a limited number of retail stores.

HSNi was incorporated in Delaware in May 2008. Our principal offices are located at 1 HSN Drive, St. Petersburg, Florida 33729, and our main telephone number is 727-872-1000.

History

HSNi’s predecessor company began broadcasting television home shopping programming from its studios in St. Petersburg, Florida in 1981, and by 1985, was broadcasting this programming through a national network of cable and local television stations 24 hours a day, seven days a week. The company continued to broaden its national distribution network through a combination of cable, satellite and broadcast systems, and as of December 31, 2008, the HSN television network reached approximately 91.9 million homes in the United States.

The company acquired Improvements, a catalog featuring thousands of innovative home, patio and outdoor products, in June 2001, and significantly grew its catalogs business through the acquisition of the Cornerstone Brands portfolio of leading print catalogs and related websites in April 2005.

The company began conducting business online in 1994 and formally launched HSN.com, the online shopping portal for the HSN television network, in 1999.

On November 5, 2007, IAC announced that its Board of Directors approved a plan to separate IAC into five publicly traded companies, identifying HSN and Cornerstone, collectively, as one of those five companies. In anticipation of the spin-off, HSNi was incorporated as a Delaware corporation in May 2008. Effective August 20, 2008, HSNi completed the spin-off and HSNi’s shares began trading on The Nasdaq Global Select Market under the symbol “HSNI.” Since completion of the spin-off, HSNi now consists of HSN and Cornerstone, the principal businesses that formerly comprised most of IAC’s Retailing segment.

What We Do

HSNi markets and sells a wide range of third party and private label merchandise directly to consumers through HSN, which includes the HSN television network and its related website, HSN.com, as well as through Cornerstone Brands portfolio of catalogs and related websites.

HSNi is committed to providing an evolving variety and mix of quality products at reasonable prices and brands that resonate with its customers. Products offered through HSN include electronics and housewares, jewelry, beauty, apparel, health, home fashions, accessories, vitamins/supplements and other products. Featured products include HSN-branded (or private label) products and third party-branded products, some of which are produced exclusively for HSN, as well as merchandise generally available through other retailers. The Cornerstone Brands primarily offer home and outdoor furnishings and casual and leisure apparel with the majority produced exclusively for Cornerstone.

HSN

Overview

HSN includes the HSN television network and its related website, HSN.com. The HSN television network broadcasts live, customer interactive television home shopping programming 24 hours a day, seven days a week. This programming is intended to promote sales and customer loyalty through a combination of product quality, value and selection, coupled with product information and entertainment. Programming is divided into separately televised segments, each of which has a host who presents and conveys information regarding featured products, sometimes with the assistance of a representative from the product vendor. HSN.com is a business-to-consumer internet commerce site that sells all of the merchandise offered on the HSN television network, together with complementary products and select merchandise sold exclusively on HSN.com. The HSN strategy continues to focus on defining a clear and differentiated brand and creating an identity for itself as a lifestyle, editorial, programmed commerce network that provides great products with innovative and engaging presentation.

Reach

HSN produces live programming for the HSN television network from its studios in St. Petersburg, Florida and distributes this programming by means of satellite uplink facilities, which it owns and operates, to a satellite transponder leased by HSN on a full-time basis through May 2019. HSN has entered into a long-term satellite transponder lease to provide for continued carriage of the HSN television network on a replacement transponder and/or replacement satellite, as applicable, in the event of a failure of the transponder and/or satellite currently carrying the HSN television network. HSN has also designed business continuity and disaster recovery plans to ensure its continued satellite transmission capability on a temporary basis in the event of inclement weather or a natural or other disaster.

As of December 31, 2008 and 2007, the HSN television network reached approximately 91.9 million and 90.6 million, respectively, of the approximately 114.5 million and 112.8 million homes in the United States with a television set, respectively. Television households reached by the HSN television network as of December 31, 2008 and 2007 primarily include approximately 63.3 million and 62.7 million households capable of receiving cable and/or broadcast transmissions and approximately 28.6 million and 27.9 million direct broadcast satellite system, or DBS, households, respectively.

Pay Television Distribution

HSN has entered into multi-year distribution and affiliation agreements with cable television and DBS operators, collectively referred to in this document as pay television operators, in the United States to carry the HSN television network, as well as to promote the network by carrying related commercials and distributing related marketing materials to their respective subscriber bases. HSN currently has contracts with many local and national pay television operators to distribute HSN television programming. Some of HSN’s larger pay television operators include Comcast, Time Warner, DirecTV and Echostar/DISH. HSN television network sales from customers residing in households that subscribed to these larger pay television operators accounted for approximately 30% of HSNi’s annual revenue in 2008.

In exchange for this carriage and related promotional and other efforts, HSN generally pays these pay television operators a fee consisting of a per subscriber fee plus commissions based on a percentage of the net merchandise sales to their subscriber bases. In some cases, pay television operators receive additional compensation in the form of advertising insertion time on the HSN television network and commission guarantees in exchange for their commitments to deliver a specified number of subscribers.

The weighted average overall length of the terms of the multi-year distribution and affiliation agreements in effect as of December 31, 2008 is 4.6 years. All major pay television operator agreements are scheduled to expire between 2009 and 2011. HSN typically negotiates multi-year agreements that require HSN to pay monthly or annual fees. Distribution and affiliation agreements with major and other pay television operators expire from time to time and renewal and negotiation processes with major pay television operators are typically lengthy. At any given time in the ordinary course of business HSN is likely to be engaged in renewal and/or negotiation processes with one or more pay television operators. HSN is currently engaged in such a process with a major cable pay television operator regarding an agreement that expired in 2005 and, as has typically been the case in similar situations in the past, carriage of the HSN television network has continued (and is expected to continue) under rolling short-term extensions (in this case, month-to-month) pending the conclusion of this process. The ongoing extension of this agreement is on economic terms that are substantially similar to the agreement that expired in 2005. HSN expects that, as in the past, any long-term extension of the agreement will be on terms that, when taken as a whole, are commercially reasonable to HSN and competitive with the economics of other major cable pay television operators.

Broadcast Television Distribution

As of December 31, 2008, HSN also had affiliation agreements with 77 low power broadcast television stations for leased carriage of the HSN television network with terms ranging from several weeks to several years. In exchange for this carriage, HSN pays the broadcast television stations hourly or monthly fixed rates. IAC’s subsidiary, Ventana Television, Inc. (“Ventana”) owns 27 of the 77 low power broadcast television stations that carry the HSN network on a full-time basis. IAC intends to file and receive the appropriate authorization from the Federal Communications Commission (“FCC”) before transferring Ventana and its broadcast television licenses to HSNi, as the transfer is subject to FCC approval.

HSN.com

HSN also includes HSN.com, a transactional e-commerce site that sells merchandise offered on the HSN television network, as well as select merchandise sold exclusively on HSN.com. HSN.com provides customers with additional content to support and enhance HSN television programming. For example, HSN.com provides users with an online program guide, value-added video of product demonstrations, live streaming video of the HSN television network, customer-generated product reviews and additional information about HSN show hosts and guest personalities.

Cornerstone

Cornerstone consists of a number of branded catalogs and related websites, the primary of which are Frontgate, Ballard Designs, Garnet Hill, Smith+Noble, The Territory Ahead, TravelSmith and Improvements, and 26 retail, outlet and other stores.

Frontgate features premium, high quality bed, bath and kitchen accessories, as well as outdoor, patio, garden and pool furnishings and accessories. Ballard Designs features European-inspired bed, bath, dining and office furnishings and accessories, as well as rugs, shelving and architectural accents for the home. Garnet Hill offers bed and bath furnishings and soft goods, as well as apparel and accessories for women and children, and Smith+Noble offers custom home furnishings and window treatments. The Territory Ahead offers casual apparel for men and women and TravelSmith offers travel wear for men and women and related accessories. Improvements features thousands of innovative home, patio and outdoor products.

The various brands within Cornerstone generally incorporate on-site photography and real-life settings, coupled with related editorial content describing the merchandise and depicting situations in which it may be used. Branded catalogs are designed and produced in house, which enables each individual brand to control the production process and reduces the amount of lead time required to produce a given catalog.

New editions of full-color catalogs are mailed to customers several times each year, with a total annual circulation in 2008 of approximately 324 million catalogs. The timing and frequency of catalog circulation varies by brand and depends upon a number of factors, including the timing of the introduction of new products, marketing campaigns and promotions and inventory levels, among other factors.

Cornerstone also operates Frontgate.com, BallardDesigns.com, GarnetHill.com, SmithandNoble.com, TheTerritoryAhead.com, TravelSmith.com and Improvementscatalog.com, among other branded websites. These websites serve as additional, alternative storefronts for products featured in related print catalogs, as well as provide customers with additional content to support and enhance their shopping experience. Additional content provided by these websites, which differs across the various websites, includes decorating tips, measuring and installation information, online design centers, gift registries and travel centers, as well as a feature that allows customers to browse the related catalog online.

Supply

HSN and Cornerstone purchase products by way of short- and long-term contracts and purchase orders, including products made to their respective specifications, as well as name brand merchandise and lines from third party vendors, typically under certain exclusive rights. The terms of these contracts and purchase orders vary depending upon the underlying products, the retail channel in which the products will ultimately be sold and the method of sale. In some cases, these contracts provide for the payment of additional amounts to vendors in the form of commissions, the amount of which is based upon the achievement of agreed upon sales targets, among other milestones. In addition, in the case of some purchases, HSNi Businesses may have certain return, extended payment and/or termination rights. The mix and source of products generally depends upon a variety of factors, including price and availability, and HSNi manages inventory levels through periodic, ongoing analyses of anticipated and current sales. No single vendor accounted for more than 5% of HSNi’s consolidated net sales in 2008, 2007 or 2006.

Marketing and Merchandising

HSN continuously works to bring customers a broad assortment of new and existing products in a compelling, informative and entertaining format. For example, HSN frequently collaborates with experts in a variety of fields to present special events on the HSN television network featuring HSN products and relevant expert content. In most cases, these events are staged at HSN’s television studios, and to a lesser extent, staged at venues associated with featured products. Online versions of certain special events are also featured on HSN.com for a limited time period following their broadcast on the HSN television network.

In an effort to promote its own differentiated brand, HSN seeks to provide its customers with unique products that can only be purchased through HSN. HSN frequently partners with leading personalities and brands to develop product lines exclusive to HSN and believes that these affiliations enhance the awareness of the HSN brand among consumers generally, as well as increase the extent to which HSN and/or products sold through HSN are featured in the media. In some cases, vendors have agreed to market their HSN affiliation to their existing customers (i.e., by way of e-mail notifying customers when their products will be featured on the HSN television network).

HSN also engages in co-promotional partnerships with major media companies to secure print advertising in national fashion, style and/or lifestyle publications to market HSN to prospective customers in its target demographic, as well as search engine marketing and targeted offline advertising around the holidays and other key promotional periods.

The Cornerstone brands differentiate themselves by offering customers an assortment of innovative proprietary and branded apparel and home products. In many cases, Cornerstone, seeks to secure exclusive distribution rights for certain products. In addition, Cornerstone employs in-house designers or partners with leading manufacturers to develop exclusive new technology, such as wrinkle free fabrics. The various Cornerstone brands use their respective websites to promote special sales events and e-mail marketing to promote special offers, including cross-promotions for other Cornerstone brands. In addition, Cornerstone partners with third parties to offer promotional events such as sweepstakes and/or other advertising agreements. HSNi believes that these affiliations enhance the awareness of the Cornerstone brands among consumers as well as strengthen its various brands overall.

Order Entry, Fulfillment and Customer Service

HSNi provides customers with convenient options in connection with the purchase, payment and shipment of merchandise, some of which vary by brand, business or product. Merchandise may be purchased online or ordered using toll free phone numbers through live sales and service agents. HSN also offers the convenience of an automated attendant system and, in limited markets, remote control ordering capabilities through pay television set-top boxes. Cornerstone’s catalog orders can also be made via traditional catalog sales order form submissions.

In addition to traditional payment options, such as credit and debit cards, payment options include private label credit cards and, in the case of HSN, Flexpay, pursuant to which customers may pay for select merchandise in two to six interest-free, monthly credit or debit card payments. HSN also offers its customers the convenience of ordering products under the Autoship program, pursuant to which customers may arrange to have products automatically shipped and billed at scheduled intervals. Standard and express shipping options are available and customers may generally return most merchandise for a full refund or exchange in accordance with applicable return policies (which vary by brand and business), subject to restocking fees for custom merchandise in the case of products sold through Cornerstone. Returns generally must be received within specified time periods after purchase, ranging from a minimum of thirty days to a maximum of one year, depending upon the applicable policy.

HSNi seeks to fulfill customer orders and process returns quickly and accurately from a network of fulfillment centers located, for HSN, in Tennessee, California and Virginia, and for Cornerstone, in Ohio. HSNi contracts with several third party carriers and other fulfillment partners to ensure the reliable and timely delivery of products to its customers and processing of returns.

Customers can also generally track the status of their orders through HSN.com and the various websites operated by Cornerstone, confirm information regarding shipping and, in some cases, confirm the availability of inventory and establish and manage personal accounts. Customers may communicate directly with customer service via e-mail or by telephone or with call center representatives available seven days a week.

Government Regulation

The manner in which we sell and promote merchandise and related claims and representations made in connection with these efforts is regulated by federal and state law. Some examples of regulations that affect the manner in which we sell and promote merchandise include the following:

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The Food and Drug Administration which has specific regulations regarding claims that can be made about food products and regulates marketing claims that can be made for cosmetic beauty products and over-the-counter drugs, which include acne products;

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The Environmental Protection Agency, or EPA, which requires products that make certain types of claims, such as “anti-bacterial,” be registered with the EPA prior to making such claims, which products are also sold through HSN; and

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Each of the Federal Trade Commission’s Telemarketing Sales Rule, the FCC’s Telephone Consumer Protection Act and similar state rules, which outline procedures that must be followed when telemarketing to customers.

Since October 1996, HSN has been subject to a consent order issued by the Federal Trade Commission (the “FTC”), which terminates on the later of April 15, 2019, or 20 years from the most recent date that the United States or the FTC files a complaint in federal court alleging any violation thereunder. Pursuant to this consent order, we are prohibited from making claims for specified categories of products, including claims that a given product can cure, treat or prevent any disease or have an effect on the structure or function of the human body, unless we have competent and reliable scientific evidence to substantiate such claims. Violation of this consent order may result in the imposition of significant civil penalties for non-compliance and related redress to consumers and/or the issuance of an injunction enjoining us from engaging in prohibited activities. The FTC periodically investigates our business and operation on an ongoing basis for purposes of determining its compliance with the consent order.

We market and provide a broad range of merchandise through online and offline channels. As a result, we are subject to a wide variety of statutes, rules, regulations, policies and procedures in various jurisdictions which are subject to change at any time, including laws regarding consumer protection, privacy, the regulation of retailers generally, the importation, sale and promotion of merchandise and the operation of retail stores and warehouse facilities, as well as laws and regulations applicable to the internet and businesses engaged in online commerce, such as those regulating the sending of unsolicited, commercial electronic mail. Unfavorable changes in the laws, rules and regulations applicable to us could decrease demand for merchandise offered by us, increase costs and/or subject us to additional liabilities.

Online sales must comply with a variety of existing and new federal and state laws dealing with privacy, intellectual property, taxation, the provision of online payment services and electronic contracts. While U.S. Supreme Court decisions currently restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the internet, a number of states, as well as the U.S. Congress, have adopted or are considering initiatives that would impose sales and use tax collection obligations arising from internet-based transactions. The imposition by the federal or state and local governments of various taxes and related obligations upon internet commerce could create administrative burdens for our businesses, could put our businesses at a competitive disadvantage to the extent that similar obligations are not imposed upon their competitors and could decrease future sales.

While we believe that the practices of our businesses have been structured in a manner to ensure compliance with these laws and regulations, federal or state regulatory authorities may take a contrary position. Our failure and/or the failure of any of our businesses to comply with these laws and regulations could result in fines and/or proceedings against us and/or our businesses by governmental agencies and/or consumers, which could adversely affect our business, financial condition and results of operations.

Intellectual Property

We regard our intellectual property rights, including patents, service marks, trademarks and domain names, copyrights, trade secrets and similar intellectual property (as applicable), as critical to our success. Our businesses also rely heavily upon software codes, informational databases and other systemic components that are necessary to manage and support our operations. We rely on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect these proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use trade secret or copyrighted intellectual property without authorization which, if discovered, might require legal action to correct. In addition, third parties may independently and lawfully develop substantially similar intellectual properties.

We have generally registered and continue to apply to register, or secure by contract when appropriate, our trademarks and service marks as they are developed and used, and reserve and register domain names as we deem appropriate. We generally consider the protection of our trademarks to be important for purposes of brand maintenance and reputation. While we vigorously protect our trademarks, service marks and domain names, effective trademark protection may not be available or may not be sought in every country in which products and services are made available, and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered, even if available. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand names and limit our ability to control marketing on or through the internet using our various domain names or otherwise, which could adversely affect our business, financial condition and results of operations.

Some of our businesses have been granted patents and/or have patent applications pending with the United States Patent and Trademark Office and/or various foreign patent authorities for various proprietary technologies and other inventions. We consider applying for patents or for other appropriate statutory protection when we develop valuable new or improved proprietary technologies or inventions are identified, and will continue to consider the appropriateness of filing for patents to protect future proprietary technologies and inventions as circumstances may warrant. The issuance or assessment of the validity of any patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain. Accordingly, any patent application filed may not result in a patent being issued or existing or future patents may not be adjudicated valid by a court or be afforded adequate protection against competitors with similar technology. In addition, third parties may create new products or methods that achieve similar results without infringing upon patents that we own. Likewise, the issuance of a patent to us does not mean that our processes or inventions will not be found to infringe upon patents or other rights previously issued to third parties.

From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks, copyrights, patents and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations. Patent litigation tends to be particularly protracted and expensive.

Competition

HSNi brands and businesses operate in a highly competitive environment. These brands and businesses are in direct competition for consumers with traditional offline and online retailers (both television and internet retailers), ranging from large department stores to specialty shops, electronic retailers, direct marketing retailers, mail order and catalog companies, infomercial retailers, wholesale clubs and discount retailers. In addition, the HSN television network competes for access to customers and audience share with other conventional forms of entertainment and content. The price and availability of programming for pay television systems affect the availability of distribution for HSN television programming and the compensation that must be paid to pay television operators for related carriage and competition for channel capacity and placement continues to increase. Principal competitive factors for HSNi brands and businesses include (i) brand recognition, (ii) value, quality and selection of merchandise, (iii) customer experience, including customer service and reliability of fulfillment and delivery services and (iv) convenience and accessibility of sales channels.

Employees

As of March 1, 2009, HSNi employed approximately 5,137 full-time employees and approximately 836 part-time employees. No HSNi employees are represented by unions or other similar organizations and HSNi considers its relations with its employees to be good.

Available Information

We are subject to the reporting requirements under the Exchange Act. As a result, we are filing annual reports, quarterly reports, proxy statements and other documents with the U.S. Securities and Exchange Commission (“SEC”) under the Exchange Act. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

Our website is located at http://www.hsni.com. We make available free of charge, on or through the website, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the SEC.

Our Code of Business Conduct and Ethics, which applies to all employees, including executive officers and senior financial officers and directors, is also available on our website at http://www.hsni.com/governance.cfm. The code of conduct complies with Item 406 of SEC Regulation S-K and the rules of The Nasdaq Global Select Market. Any changes to the code of conduct that affect the provisions required by Item 406 of Regulation S-K, and any waivers of the code of conduct for our executive officers, directors or senior financial officers, will also be disclosed on our website.

Information contained on our website is not a part of this Prospectus or any other report filed with the SEC.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

Our shares of common stock has been listed on the Nasdaq Global Select Market under the symbol “HSNI” since August 2008 with “when issued” trading beginning on August 12, 2008 and “regular way” trading beginning August 21, 2008. Prior to that, there was no public market for our common stock. The table below sets forth the high and low per share sales prices of HSNi’s common stock on the Nasdaq Global Select Market for the calendar periods indicated.

	High	Low
Fiscal 2009
3rd Quarter (thru July 22, 2009)	$10.86	$8.25
2nd Quarter	$12.09	$4.83
1st Quarter	$7.55	$3.33

Fiscal 2008
4th Quarter	$12.49	$1.40
3rd Quarter (beginning August 12, 2008)	$16.54	$9.55

As of July 22, 2009, the last reported sale price of our common stock as quoted on the Nasdaq Global Select Market was $10.56 per share.

Holders

As of March 6, 2009, there were 2,039 shareholders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of shareholders, we are not able to estimate the total number of beneficial shareholders represented by these record holders.

Dividends

We have never paid any cash dividends and do not anticipate paying any cash dividends in the foreseeable future. Instead we intend to retain any future earnings for reinvestment. Additionally, under the terms of our credit facility and senior notes, the payment of cash dividends is subject to certain restrictions. Furthermore, any determination to pay cash dividends will be at the discretion of our Board of Directors and will depend upon our operating results, financial condition and capital requirements, general business conditions and such other factors that the Board of Directors considers relevant.

Unregistered Sales of Equity Securities

During the quarter ended December 31, 2008, we did not issue or sell shares of our common stock or other equity securities pursuant to unregistered transactions in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended.

Issuer Purchases of Equity Security

No purchases of our equity securities were made by or on behalf of us in fiscal 2008.

CAPITALIZATION

The following table presents HSNi’s cash and cash equivalents and capitalization as of December 31, 2008 on a historical basis. HSNi raised $390 million through a combination of $240 million of privately issued debt securities and $150 million from a secured credit facility. Following this financing, HSNi paid a dividend to IAC transferring all cash in excess of $50 million, which totaled $333.8 million.

This table should be read in conjunction with “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of HSNi,” the consolidated financial statements of HSNi and accompanying notes included in this Prospectus.

As of December 31, 2008
Historical
(In Millions)
Cash and cash equivalents	$177,463

Long-term debt, less current liabilities:
Revolving Credit Facility (1)	20,000
Term Loan Facility	150,000

Total secured debt	170,000
Senior Notes 11.25% due August 1, 2016	240,000
Unamortized Original Issue Discount on Senior Notes	(1,472)

Total long-term debt	393,528

Shareholders’ equity	258,285

Total capitalization	$651,813

(1)	Revolving credit facility provides for borrowing of up to $150 million.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents selected consolidated financial data for HSNi. The information in this table is not necessarily indicative of future performance and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited consolidated financial statements and related notes included herein. Our consolidated financial statements present our results of operations, financial position, shareholders’ equity and comprehensive income and cash flows on a combined basis up through the spin-off on August 20, 2008, and on a consolidated basis thereafter. However, this financial information does not necessarily reflect what the historical financial position and results of operations of HSNi would have been had HSNi been a stand-alone company during the periods presented.

For information about the shares used in computing earnings per share, see Note 10 of Notes to Consolidated Financial Statements.

	Year Ended December 31,
	2008	2007	2006	2005 (1)	2004
				(unaudited)	(unaudited)
	(In thousands, except per share data)
Statement of Operations Data:
Net sales	$2,823,593	$2,908,242	$2,877,954	$2,670,951	$1,905,903
Asset impairments (2)	3,186,650	—	—	—	—
Operating (loss) income	(3,102,311)	169,791	213,196	195,152	127,748
(Loss) income from continuing operations	(2,387,478)	105,233	133,532	127,077	84,235
Net (loss) income (3)	(2,390,888)	164,804	122,817	223,221	79,048

(Loss) income from continuing operations per share:
Basic	$(42.48)	$1.87	$2.38	$2.26	$1.50
Diluted	$(42.48)	$1.86	$2.36	$2.24	$1.49
Net (loss) income per share:
Basic	$(42.54)	$2.93	$2.19	$3.97	$1.41
Diluted	$(42.54)	$2.91	$2.17	$3.94	$1.40
Shares used in computing earnings per share:
Basic	56,208	56,206	56,206	56,206	56,206
Diluted	56,208	56,649	56,649	56,649	56,649
Dividends per common share	—	—	—	—	—

Balance Sheet Data (end of period):
Working capital	$306,354	$147,185	$340,592	$320,991	$214,871
Total assets	1,152,457	4,220,631	4,458,167	4,527,376	3,988,728
Total debt, including current maturities	408,528	—	—	—	—
Other long-term liabilities, including deferred income taxes	96,392	828,902	846,280	845,840	762,415

(1)	Includes the results of Cornerstone Brands, Inc. since its acquisition on April 1, 2005.
(2)	See Note 3 of Notes to Consolidated Financial Statements for discussion of the goodwill and intangible assets impairment charges.
(3)	See Note 7 of Notes to Consolidated Financial Statements for discussion of the sale of HSE which is included in discontinued operations and net income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Spin-Off

On November 5, 2007, IAC announced that its Board of Directors approved a plan to separate IAC into five publicly traded companies, identifying HSN and Cornerstone, collectively, as one of those five companies. In the consolidated financial statements, we refer to the separation transaction as the “spin-off”. In anticipation of the spin-off, HSN, Inc. was incorporated as a Delaware corporation in May 2008. Effective August 20, 2008, HSNi completed the spin-off and HSNi’s shares began trading on The Nasdaq Global Select Stock Market under the symbol “HSNI”. Prior to the spin-off, HSNi was a wholly owned subsidiary of IAC and did not have any material assets or liabilities, nor did HSNi engage in any business or other activities and, other than in connection with the spin-off, did not acquire or incur any material assets or liabilities. Since completion of the spin-off, HSNi now consists of HSN and Cornerstone, the principal businesses that formerly comprised most of IAC’s Retailing segment. HSN primarily consists of the HSN television network and HSN.com, and Cornerstone includes the Cornerstone Brands portfolio of leading print catalogs, related websites and a limited number of retail stores. The businesses operated by HSNi following the spin-off are referred to herein as the “HSNi Businesses.” HSNi also includes the entity classified as discontinued operations in the Management Overview under the heading “Discontinued Operations.”

Basis of Presentation

The consolidated financial statements present our results of operations, financial position, shareholders’ equity and comprehensive income, and cash flows on a combined basis up through the spin-off on August 20, 2008, and on a consolidated basis thereafter. We prepared these financial statements relating to periods prior to the spin-off on a combined basis because they excluded certain investments and assets that were owned, either directly or indirectly, by legal entities that comprise the HSNi Businesses. The ownership of these investments and assets were retained by IAC after the spin-off. The historical combined financial statements of HSNi and its subsidiaries reflect the contribution or other transfer to HSNi of all of the subsidiaries and assets and the assumption by HSNi of all of the liabilities relating to the HSNi Businesses in connection with the spin-off and the allocation to HSNi of certain IAC corporate expenses relating to the HSNi Businesses. Accordingly, the historical combined financial statements of HSNi reflect the historical financial position, results of operations and cash flows of the HSNi Businesses since their respective dates of acquisition by IAC, based on the historical consolidated financial statements and accounting records of IAC and using the historical results of operations and historical bases of the assets and liabilities of the HSNi Businesses with the exception of accounting for income taxes. For purposes of these financial statements, income taxes have been principally computed for HSNi on an as if stand-alone, separate tax return basis.

In the opinion of HSNi’s management, the assumptions underlying the consolidated statements are reasonable. However, this financial information does not necessarily reflect what the historical financial position, results of operations and cash flows of HSNi would have been had HSNi been a stand-alone company during the periods presented.

Management Overview

HSNi markets and sells a wide range of third party and private label merchandise directly to consumers through (i) television home shopping programming broadcast on the HSN television network, (ii) catalogs, which consist primarily of the Cornerstone portfolio of leading print catalogs which includes Frontgate, Garnet Hill, Ballard Designs, Improvements, Smith & Noble, The Territory Ahead and TravelSmith and (iii) websites, which consist primarily of HSN.com and branded websites operated by Cornerstone. HSNi’s television home shopping business and related internet commerce is referred to herein as “HSN” and all catalog operations, including related internet commerce, are collectively referred to herein as “Cornerstone.”

Sources of Revenue

HSN revenue includes merchandise sales originating from the live television broadcast of its programming 24 hours per day, seven days a week and the HSN.com website. HSN also sells merchandise through its “Autoship” program under which customers receive scheduled merchandise shipments according to a pre-determined calendar.

Cornerstone sells private label and third party merchandise. The primary brands within the Cornerstone business portfolio include Frontgate, Ballard Designs, Garnet Hill, Smith+Noble, The Territory Ahead, TravelSmith and Improvements.

Products and Customers

HSNi sells a wide array of merchandise across its various channels of distribution. HSN merchandise categories primarily consist of jewelry, apparel & accessories, health & beauty and home & other (including housewares, home fashions, electronics, fitness and other). Cornerstone merchandise categories generally consist of home furnishings (including indoor/outdoor furniture, window treatments and other home-related goods) and apparel & accessories.

HSNi management believes that merchandise diversification, combined with a multi-channel distribution strategy, appeals to a broader segment of potential customers and is an important part of its overall business strategy. HSNi is continually developing new merchandise offerings from existing, potential and future suppliers, to supplement its existing product lines.

Shut-Down of America’s Store

In April 2007, largely as a result of increasing cable and satellite distribution costs, HSN ceased operating America’s Store, a home shopping network that reached an average of 14.3 million households during 2006. America’s Store sales were $15.9 million and $88.6 million in 2007 and 2006, respectively.

Discontinued Operations

On June 19, 2007, HSNi sold Home Shopping Europe GMbH & Co. KG, and its affiliated station HSE24 (“HSE”). Accordingly, HSE is presented as a discontinued operation in the statement of operations. HSNi sold HSE for approximately $216.5 million, which resulted in a pre-tax gain of $45.7 million and an after-tax gain of $30.6 million. The pre-tax gain included $22.8 million of foreign currency translation gains that were recognized into earnings at the time of the sale.

Economic and Other Trends

Overall adverse economic conditions have affected HSNi’s businesses, as total net sales and gross margin percentages declined 3% and 252 basis points, respectively, as compared to 2007. Revenues and gross margins derived from HSNi’s Cornerstone segment were particularly challenged. Cornerstone’s business is impacted by its dependency on demand generation from the more challenging home, apparel and luxury segment categories. Cornerstone’s revenues decreased 15% to $866.7 million, and its gross margins declined 340 basis points during 2008. Throughout the year, HSNi has taken steps to reduce the negative impact this economic environment had on Cornerstone’s results through both organizational and cost reduction initiatives. During the third quarter of 2008, we made leadership changes to improve Cornerstone’s operating performance, to refocus the organization and to benefit from operating leverage across both business segments. While we are satisfied that these leadership changes have refocused the organization as a whole, we expect that realizing the benefits of these changes will take time to materialize and will be dependent upon the duration and severity of the current adverse economic conditions.

The HSN segment’s annual net sales increased 3% in 2008 over the prior year to $2.0 billion, which included a 16% sales growth at HSN.com. We attribute this growth to the successful execution of our strategies and to the flexibility of HSN’s business model, in which we are better able to adapt our merchandise offerings to customer demand. During 2008 HSN’s active customer base grew by 2.6%. However, HSN experienced significant pressures on its gross profit margins, particularly in the fourth quarter. During the year, HSN’s gross profit margins declined 151 basis points as compared to 2007. This decline was primarily the result of product mix changes, pricing pressures in HSN’s apparel and accessories categories, shipping and handling costs and the general effects of the economic downturn.

Going forward, we believe that the current economic environment will continue to adversely impact HSNi’s results as consumers continue to approach discretionary spending cautiously. Therefore, while our overall business strategies of retention and growth of market share, product innovation and brand development, gross margin maintenance, and growth of our e-commerce penetration remain consistent; we are also focused on improving profitability through a reduction in operating expenses and capital utilization. We continue to manage our expenses and working capital judiciously, while focusing on certain key elements to improve profitability.

Results of Operations

Net Sales

	Year Ended December 31,
	2008	% Change	2007	% Change	2006
	(Dollars in thousands)
HSN	$1,956,871	3%	$1,892,582	0%	$1,884,650
Cornerstone	866,722	(15)%	1,015,660	2%	993,304

Total net sales	$2,823,593	(3)%	$2,908,242	1%	$2,877,954

Net sales primarily relate to the sale of merchandise and are reduced by incentive discounts and actual and estimated sales returns. Revenue is recorded when delivery to the customer has occurred. Delivery is considered to have occurred when the customer takes title and assumes the risks and rewards of ownership, which is generally on the date of shipment. HSNi’s sales policy allows customers to return virtually all merchandise for a full refund or exchange, subject in some cases to restocking fees.

HSNi net sales in 2008 decreased 3% or $84.6 million as compared to the same period in 2007 due to a 15% decline at Cornerstone, partially offset by growth of 3% at HSN. Internet sales continued to grow in 2008 representing 35.9% of HSNi net sales as compared to 33.3% in the prior year. The number of units shipped in 2008 decreased 5% to 51.6 million as compared to 54.1 million; however, this was offset by the 2% increase in the average price point to $61.30 as compared to the prior year.

Net sales in 2007 increased $30.3 million from 2006 primarily due to slight growth from Cornerstone, while net sales from HSN remained relatively flat. Online sales continued to grow at a double digit rate in 2007. Net sales from HSN grew 4%, excluding America’s Store which ceased operations on April 3, 2007. HSNi’s net sales reflect a 2% increase in average price point, partially offset by a 1% decrease in units shipped. Average price point was $60.09 in 2007, up from $58.70 in 2006. Overall units shipped in 2007 were negatively impacted by reduced sales associated with the shutdown of America’s Store. Net sales from America’s Store were approximately $15.9 million in 2007 compared to $88.6 million in 2006.

HSN

HSN net sales increased 3% in 2008 as compared to the prior year, highlighted by HSN.com net sales which increased 16% and now represent 28% of HSN’s net sales. HSN’s 12-month active customer file increased 3% from the prior year. The increase in net sales is attributed to the increase in the average price point to $59.21 from $56.41, offset by the 2% decrease in units shipped to 37.6 million from 38.3 million. The increase in the average price point is primarily a result of a shift in product mix to the home & other category, particularly electronics, housewares, health and fitness. These merchandise categories generally carry a higher average price point than fashion and beauty merchandise offerings. HSN manages its product mix to provide a balance between satisfying existing customer demand, generating interest from potential viewers and customers, providing new merchandise or values to its viewership and maximizing airtime and internet efficiency.

Net sales from HSN in 2007 increased $7.9 million. Excluding the revenues from America’s Store which ceased operations in 2007, net sales reflect a 2% increase in average price point and a 3% increase in units shipped, partially offset by a 70 basis point increase in average return rates. The increase in average price point in 2007 was primarily due to a shift in product mix to the home & other category, particularly electronics and housewares, from the health & beauty category.

Divisional product mix at HSN is provided in the table below:

	Year Ended December 31,
	2008	2007	2006
Jewelry	16%	18%	18%
Fashion (apparel & accessories)	13%	13%	13%
Health & beauty	19%	19%	20%
Home & other	52%	50%	49%

Total	100%	100%	100%

Cornerstone

Cornerstone’s net sales for 2008 decreased 15% or $148.9 million from the prior year. The decrease was primarily the result of slowing demand for Cornerstone’s merchandise, caused by the significant deterioration of the U.S. economy, particularly its effect on the housing and apparel markets. As a result, average price points and the number of units shipped decreased 3% and 11%, respectively.

Net sales in 2007 increased $22.4 million from 2006 primarily due to a 5% increase in average price point, partially offset by a 2% decrease in units shipped.

Cost of Sales and Gross Profit

Cost of sales consists primarily of the cost of products sold, shipping and handling costs and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in warehouse functions. Cost of products sold includes merchandise cost, inbound freight and duties and in the case of HSN, certain allocable general and administrative costs, including certain warehouse costs.

	Year Ended December 31,
	2008	% Change		2007	% Change		2006
Gross profit:	(Dollars in thousands)
HSN	$633,186	(1)%		$640,915	(4)%		$667,361
HSN gross profit margin	32.4%	(151 bp	)	33.9%	(155 bp	)	35.4%
Cornerstone	$352,244	(21)%		$447,279	0%		$445,390
Cornerstone gross profit margin	40.6%	(340 bp	)	44.0%	(80 bp	)	44.8%
HSNi	$985,430	(9)%		$1,088,194	(2)%		$1,112,751
HSNi gross profit margin	34.9%	(252 bp	)	37.4%	(125 bp	)	38.7%

bp = basis points

HSN

HSN gross profit margin was 32.4% for 2008, a 151 bp decrease from 2007. The decline in the gross profit margin was primarily the result of the product mix shift (principally from a product mix shift from jewelry and fashion to electronics, housewares, health and fitness), increased promotional activity in fashion and, to a lesser extent, jewelry and increased shipping and handling costs. The increase in shipping and handling costs is due to the product mix shift, fuel and other surcharges and annual rate increases.

In a conscious effort to grow and maintain customer share in an increasingly competitive marketplace, HSN did not pass along all of these cost increases to its customers. In August 2008, HSN selectively implemented price increases in shipping and handling charges to help offset a portion of the cost increases.

Gross profit margin in 2007 decreased 155 bp to 33.9% from 35.4% in the prior year, primarily due to an increase in inventory reserves, a shift in mix to lower gross margin products, an increase in shipping and handling costs and the effect of merchandise liquidation and markdowns. Higher return rates negatively impact both revenue and gross margins as higher returns result in higher warehouse processing costs and higher inventory markdowns for goods that are not resalable at full retail price.

Cornerstone

Gross profit margin for Cornerstone was 40.6% in 2008 as compared to 44.0% in the previous year. The decrease in the gross profit margin was principally due to an increase in promotional pricing and clearance activity and an increase in net shipping costs. Shipping and handling costs grew at a faster rate than revenue primarily due to increased fuel surcharges charged by Cornerstone’s shipping partners and a shift in product mix to heavier merchandise. The decrease in the 2007 gross profit margin to 44.0% from 44.8% in the prior year was mainly attributable to the additional shipping and handling costs.

Selling and Marketing Expense

	Year Ended December 31,
	2008	% Change	2007	% Change	2006
	(Dollars in thousands)
HSN	$270,016	(1)%	$272,896	5%	$260,794
As a percentage of HSN net sales	14%	(62 bp )	14%	58 bp	14%
Cornerstone	$297,289	(8)%	$323,015	0%	$324,203
As a percentage of Cornerstone net sales	34%	250 bp	32%	(81 bp )	33%
HSNi	$567,305	(5)%	$595,911	2%	$584,997
As a percentage of HSNi net sales	20%	(40 bp )	20%	16 bp	20%

Selling and marketing expense consists primarily of advertising and promotional expenditures, compensation and other employee-related costs (including stock-based compensation) for personnel engaged in customer service, sales and merchandising functions and on-air distribution costs. Advertising and promotional expenditures primarily include catalog production and distribution costs and online marketing, including fees paid to search engines and third party distribution partners.

HSNi’s selling and marketing expense in 2008 decreased $28.6 million from 2007. This decrease is primarily due to the $29.1 million reduction in catalog costs at Cornerstone and a $11.1 million decrease in on-air distribution costs at HSN, partially offset by an increase of $12.5 million in compensation and other employee-related costs. Catalog costs decreased primarily due to a 19% planned reduction in catalog circulation. The decrease in on-air distribution costs is primarily due to a $5.0 million adjustment upon settlement of certain key contract conditions with a vendor which affected a previously recorded accrued liability, elimination of distribution costs associated with America’s Store and other miscellaneous items. The increase in compensation and other employee-related costs in 2008 is primarily due to headcount additions and a $0.9 million increase in non-cash compensation expense due to the modification of existing stock-based compensation awards in connection with the spin-off.

HSNi’s selling and marketing expense in 2007 increased $10.9 million from 2006, primarily due to increases of $6.7 million in on-air distribution costs at HSN, $6.2 million in compensation and other employee-related costs and $4.2 million in advertising and promotional expenditures, which is net of a decrease of $6.6 million in catalog circulation costs. The increase in on-air distribution costs is primarily related to newly executed contracts with cable and satellite distribution partners. Compensation and other employee-related costs increased in 2007 due in part to a 15% increase in headcount as well as increased management transition costs. The decrease in catalog costs is primarily due to the planned reduction in circulation at certain catalog brands.

General and Administrative Expense

	Year Ended December 31,
	2008	% Change	2007	% Change	2006
	(Dollars in thousands)
HSN	$158,218	12%	$141,379	7%	$131,538
As a percentage of HSN net sales	8%	62 bp	7%	49 bp	7%
Cornerstone	$62,426	(12)%	$70,576	29%	$54,723
As a percentage of Cornerstone net sales	7%	25 bp	7%	144 bp	6%
HSNi	$220,644	4%	$211,955	14%	$186,261
As a percentage of HSNi net sales	8%	53 bp	7%	82 bp	6%

General and administrative expense consists primarily of compensation and other employee-related costs (including stock-based compensation) for personnel engaged in finance, legal, tax, human resources, information technology and executive management functions, facilities costs and fees for professional services.

HSNi’s general and administrative expense in 2008 increased $8.7 million to $220.6 million as compared to the prior year. This increase is primarily due to a $6.6 million increase in non-cash compensation expense associated with the modification of existing stock-based compensation awards in connection with the spin-off, an increase in personnel related expenses at HSN and a $5.2 million increase in bad debt expense, offset by a reduction in allocated expenses from our former parent company. HSN increased its bad debt provision in anticipation of losses associated with its Flexpay extended payment program. Flexpay, which is offered exclusively through HSN, allows customers to pay for merchandise in interest free monthly payments over a two to six month period.

HSNi’s general and administrative expense in 2007 increased $25.7 million from 2006, primarily due to higher compensation and other employee-related costs of $14.3 million and increases of $3.9 million in bad debt expense and $3.4 million in professional fees. Between 2006 and 2007, HSNi invested in leadership by increasing compensation and expanding its management team. General and administrative expense was further impacted by increases in compensation and other employee-related costs associated with retail store expansion and internet development at Cornerstone. The increase in bad debt expense is primarily due to increased Flexpay sales.

Production and Programming Expense

	Year Ended December 31,
	2008	% Change		2007	% Change	2006
	(Dollars in thousands)
Production and programming expense	$60,217	2%		$59,051	4%	$56,800
As a percentage of HSN net sales	3%	(4 bp	)	3%	11 bp	3%

Production and programming expense consists primarily of compensation and other employee-related costs (including stock-based compensation) for personnel engaged in production and programming at HSN. Expenses associated with on-air distribution of HSN, including expenses relating to pay television operators, are included in selling and marketing expense.

Production and programming expense for 2008 increased 2% to $60.2 million compared to $59.1 million in the prior year. The increase in production and programming costs is the result of a $5.3 million increase in labor costs due to higher rates, offset by a $4.2 million decrease in satellite costs. The decrease in satellite costs compared to 2007 is due to a termination fee assessed in 2007 for a satellite contract cancellation as a result of the shutdown of America’s Store in April 2007. In addition, monthly satellite fees assessed in 2008 were less than 2007 as a result of this termination.

Production and programming expense in 2007 increased $2.3 million from 2006, primarily due to an increase of $2.9 million in compensation and other employee-related costs and a charge of $2.0 million in connection with the termination of the satellite contract for America’s Store previously discussed. This fee was partially offset by reduced broadcast rates upon cancellation of the satellite contract.

Depreciation

	Year Ended December 31,
	2008	% Change	2007	% Change	2006
	(Dollars in thousands)
HSN	$27,348	8%	$25,404	(13)%	$29,082
Cornerstone	10,090	13%	8,959	9%	8,191

HSNi	$37,438	9%	$34,363	(8)%	$37,273

As a percentage of total net sales	1%	14 bp	1%	(11 bp )	1%

Depreciation for 2008 increased $3.1 million as compared to the prior year, primarily due to the incremental depreciation associated with capital expenditures made during 2007 and 2008, partially offset by certain fixed assets becoming fully depreciated during the period.

Depreciation in 2007 decreased $2.9 million, primarily due to certain fixed assets becoming fully depreciated, partially offset by the incremental depreciation associated with capital expenditures made throughout 2006 and 2007.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure and is defined in Note 6 of Notes to Consolidated Financial Statements.

	Year Ended December 31,
	2008	% Change		2007	% Change		2006
	(Dollars in thousands)
HSN	$160,279	(8)%		$174,397	(22)%		$223,716
As a percentage of HSN net sales	8%	(102 bp	)	9%	(266 bp	)	12%
Cornerstone	$(1,375)	(102)%		$59,316	(19)%		$72,869
As a percentage of Cornerstone net sales	0%	(600 bp	)	6%	(150 bp	)	7%
HSNi	$158,904	(32)%		$233,713	(21)%		$296,585
As a percentage of HSNi net sales	6%	(241 bp	)	8%	(227 bp	)	10%

HSNi’s Adjusted EBITDA in 2008 decreased $74.8 million from 2007 primarily due to a decrease in gross profit margins. Gross profit margins at HSN were adversely impacted by the product mix shift to lower gross margin products, primarily electronics and housewares, promotional activity and shipping and handling costs. Adjusted EBITDA at Cornerstone decreased 102% to ($1.4) million, primarily as a result of a decrease in sales and gross margins in a highly promotional retail environment, partially offset by reduced costs associated with a 19% planned reduction in catalog circulation.

HSNi’s Adjusted EBITDA in 2007 decreased $62.9 million from 2006, primarily due to a 125 basis point decrease in gross profit margins and increased general and administrative and selling and marketing expenses.

Operating (Loss) Income

	Year Ended December 31,
	2008	% Change	2007	% Change		2006
	(Dollars in thousands)
HSN	$(2,332,789)	NM	$135,298	(18)%		$165,221
As a percentage of HSN net sales	-119%	NM	7%	(162 bp	)	9%
Cornerstone	$(769,522)	NM	$34,493	(28)%		$47,975
As a percentage of Cornerstone net sales	-89%	NM	3%	(143 bp	)	5%
HSNi	$(3,102,311)	NM	$169,791	(20)%		$213,196
As a percentage of HSNi net sales	-110%	NM	6%	(157 bp	)	7%

NM = not meaningful

HSNi’s operating loss for 2008 was $3.1 billion as compared to $169.8 million of operating income in 2007. The decrease in operating income is primarily attributed to the $3.2 billion in asset impairment charges at HSN and Cornerstone, the decline in gross profit for the reasons discussed previously under the heading “Adjusted EBITDA”, and the $8.1 million increase in non-cash compensation expense.

In the second quarter of 2008, HSNi recorded impairment charges related to goodwill and indefinite-lived intangible assets of $300.0 million. These impairment charges were recorded at the Cornerstone reporting unit and were due, in part, to the significant deterioration in the macroeconomic environment for retailers, particularly in the home and apparel categories (which are Cornerstone’s primary markets), the negative impact of this environment on Cornerstone’s performance and the related reduction in market valuations for retailers.

In the fourth quarter of 2008, due to the deepening of the recession, the continuation of the weak conditions in the retail consumer market and a significant decline in our stock price, we recognized an additional $2.9 billion of asset impairment charges related to the write down of goodwill and intangible assets at our HSN and Cornerstone reporting units.

Non-cash compensation expense increased $8.1 million as compared to the previous year which was primarily due to the modification of stock-based compensation awards in connection with the spin-off.

HSNi’s operating income in 2007 decreased $43.4 million from 2006, primarily due to the decrease in Adjusted EBITDA described above, a $4.4 million increase in amortization of non-cash marketing and a $0.4 million increase in non-cash compensation expense, partially offset by a $21.5 million decrease in amortization of intangibles resulting from certain intangible assets being fully amortized in 2006 and 2007. The amortization of non-cash marketing referred to in this prospectus consists of non-cash marketing and advertising secured by IAC from Universal Television as part of the IAC transaction pursuant to which Vivendi Universal Entertainment, LLLP (“VUE”) was created, and the subsequent transaction by which IAC sold its partnership interests in VUE.

Other (Expense) Income

	Year Ended December 31,
	2008	% Change		2007	% Change	2006
	(Dollars in thousands)
Interest income	$480	90%		$252	(57)%	$586
Interest expense	(16,420)	NM		—	—	—
Other income (expense)	—	NM		(256)	(75)%	(1,040)

Other (expense) income, net	$(15,940)	NM		$(4)	(99)%	$(454)

As a percentage of total net sales	-1%	(56 bp	)	0%	2 bp	0%

Interest expense for the year ended December 31, 2008 primarily relates to the $150 million five-year term loan and the $240 million of 11.25% senior notes which were issued in the third quarter of 2008 in connection with the spin-off from IAC. Additionally, interest expense includes the cost on the $40 million draw on the credit facility in the fourth quarter of 2008. HSNi repaid $20.0 million of the revolving credit facility as of December 31, 2008 and repaid the remaining $20.0 million in the first quarter of 2009.

Income Tax Provision

For the year ended December 31, 2008, HSNi recorded a tax benefit from continuing operations of $730.8 million, which represents an effective tax rate of 23%. The 2008 tax rate is lower than the federal statutory rate of 35% due principally to the non-deductible impairment charges of goodwill and intangible assets. This rate is also lower than the 35% federal statutory rate due to the reversal of an interest accrual on a FIN 48 tax liability and adjustments related to state income tax rates.

Included in the 2008 income tax benefit is the reversal of $753.3 million of deferred tax liabilities related to the goodwill and intangible asset impairments. These deferred tax liabilities for both HSN and Cornerstone were recorded upon the acquisition of certain business operations and interests in prior years in accordance with the prescribed accounting rules. This remaining deferred tax liability represents future taxes that could be owed upon a sale of the HSN and/or Cornerstone business operations.

In 2007 and 2006, HSNi recorded an income tax provision for continuing operations of $64.6 million and $79.2 million, respectively, which represents effective tax rates of 38% and 37%, respectively. These tax rates are higher than the federal statutory rate of 35% due principally to state and local income taxes.

Discontinued Operations

Discontinued operations in the accompanying consolidated statements of operations include Home Shopping Europe GMbH & Co. KG, and its affiliated station HSE24 (“HSE”) through June 19, 2007. (Losses) income from discontinued operations, net of tax, in 2008, 2007 and 2006 were losses of $3.4 million, income of $29.0 million and a loss of $10.7 million, respectively. Loss from discontinued operations, net of tax, in 2008 primarily relates to 2007 income tax returns filed in 2008. Income from discontinued operations, net of tax, in 2007 primarily includes the income of HSE. Additionally, in 2007, HSNi recognized an after-tax gain on the sale of HSE of $30.6 million.

Liquidity and Capital Resources

As of December 31, 2008, HSNi had $177.5 million of cash and cash equivalents.

Net cash provided by operating activities attributable to continuing operations was $137.1 million in 2008 and $137.6 million in 2007, a decrease of $0.5 million. The operating cash flow results in 2008 are due to a decrease in accounts receivable as a result of a concerted effort to minimize Flexpay utilization during the year at HSN, offset by other changes in working capital.

Net cash used in investing activities attributable to continuing operations in 2008 of $22.9 million resulted primarily from capital expenditures of $39.7 million, partially offset by cash transfers of $16.7 million from IAC. The cash transfers from IAC primarily relate to IAC’s centrally managed U.S. treasury function. The capital expenditures were primarily at HSN and were for campus renovations, IT and broadcast related expenditures. Net cash used in investing activities attributable to continuing operations in 2007 of $140.2 million resulted from cash transfers to IAC of $91.6 million and capital expenditures of $48.7 million. HSNi expects its capital expenditures in 2009 will approximate $40 to $50 million for continuing investments in IT, broadcast, high-definition, fulfillment center and other maintenance projects.

Net cash provided by financing activities attributable to continuing operations in 2008 was $60.1 million. In connection with the spin-off, HSNi raised $390 million of long-term debt through a combination of $240 million of privately issued debt securities (the “Senior Notes”) and a $300 million secured credit agreement, consisting of a $150 million term loan and a $150 million revolving credit facility. As of December 31, 2008, $150 million was outstanding under the term loan and $20 million was outstanding under the revolving credit facility. Debt issuance costs, including the $1.6 million original issue discount on the issuance of the Senior Notes, totaled $16.1 million resulting in net proceeds of $373.8 million. In connection with the spin-off, HSNi made a $333.8 million cash distribution to IAC. Net cash provided by financing activities attributable to continuing operations in 2007 of $2.4 million was due to excess tax benefits from stock-based awards.

The credit agreement contains financial covenants consisting of a leverage ratio and an interest coverage ratio, among other covenants. HSNi was in compliance with all such covenants as of December 31, 2008. The amount available to us under the credit agreement is reduced by the amount of commercial and standby letters of credit issued under the revolving credit facility portion of the agreement. As of December 31, 2008, there were $14.7 million of outstanding commercial and standby letters of credit issued under the revolving credit facility. The ability to draw funds under the revolving credit facility is dependent upon meeting the aforementioned financial covenants, which may limit HSNi’s ability to draw the full amount of the facility. As of December 31, 2008, the additional amount that could be borrowed under the revolving credit facility, in consideration of the financial covenants, was approximately $47.0 million. Total debt at December 31, 2008 was approximately $408.5 million resulting in a ratio of total debt to EBITDA, as defined in our credit agreement, of approximately 2.47x for 2008.

The $40 million borrowed under the revolving credit facility in the fourth quarter of 2008 was done due to the uncertainty in the credit markets and in order to ensure financial flexibility and support working capital needs. As of December 31, 2008, $20 million of the borrowings were repaid. The remaining $20 million was repaid during the first quarter of 2009.

Net cash used in discontinued operations in 2008 and 2007 of $.5 million and $48.5 million, respectively, relates primarily to the operations of HSN International and HSE. HSNi does not expect future cash flows associated with existing discontinued operations to be material.

HSNi anticipates that it will need to make capital and other expenditures in connection with the development and operation of its business. HSNi’s ability to fund its cash and capital needs will be affected by its ongoing ability to generate cash from operations, the overall capacity and terms of its financing arrangements as discussed above, and access to the capital markets. HSNi believes that its cash on hand, its anticipated operating cash flows, its available unused portion of the revolving credit facility and its access to capital markets will be sufficient to fund its operating needs, capital, investing and other commitments and contingencies for the foreseeable future.

Contractual Obligations and Commercial Commitments

	Payments Due by Period
Contractual Obligations	Total Amounts Committed	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	(In thousands)
Short- and long-term obligations	$410,000	$15,000	$52,500	$102,500	$240,000
Operating leases	125,697	30,272	43,481	24,707	27,237
Purchase obligations (a)	221,289	109,057	112,232	—	—

Total commercial commitments	$756,986	$154,329	$208,213	$127,207	$267,237

(a)	The purchase obligations primarily relate to contracts with pay television operators and include obligations for future cable distribution and commission guarantees.

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	(In thousands)
Letters of credit and surety bonds (b)	$17,926	$17,876	$50	$—	$—

(b)	The letters of credit (“LOCs”) primarily consist of trade LOCs, which are used for inventory purchases. Trade LOCs are guarantees of payment based upon the delivery of goods. The surety bonds primarily consist of custom bonds, which relate to the import of merchandise into the United States.

At December 31, 2008, we have $0.5 million recorded for uncertain tax positions under FIN 48. We are not able to reasonably estimate the timing of payments, or the amount by which our liability will increase or decrease over time; therefore, the FIN 48 liability of $0.5 million has not been included in the contractual obligations table above.

Off-Balance Sheet Arrangements

Other than the items described above, HSNi does not have any off-balance sheet arrangements as of December 31, 2008.

Seasonality

Historically, seasonality impacts HSNi, with revenue highest in the fourth quarter, but not to the same extent it impacts the retail industry in general.

Non-GAAP Measure

HSNi reports Adjusted EBITDA as a supplemental measure to generally accepted accounting principles (“GAAP”). This measure is one of the primary metrics by which HSNi evaluates the performance of its businesses, on which its internal budgets are based and by which management is compensated. HSNi believes that investors should have access to the same set of tools that it uses in analyzing its results.

Adjusted EBITDA is defined as operating income excluding, if applicable: (1) non-cash compensation expense and amortization of non-cash marketing, (2) amortization of intangible assets, (3) depreciation and gains and losses on asset dispositions, (4) goodwill, long-lived asset and intangible asset impairments, (5) pro forma adjustments for significant acquisitions, and (6) one-time items. Adjusted EBITDA is not a measure determined in accordance with GAAP, and should not be considered a substitute for operating income, net income or any other measure determined in accordance with GAAP. Adjusted EBITDA is used as a measurement of operating efficiency and overall financial performance and we believe it to be a helpful measure for those evaluating companies in the retail industry. Adjusted EBITDA measures the amount of income generated each period that could be used to service debt, pay taxes and fund capital expenditures. Adjusted EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Adjusted EBITDA has certain limitations in that it does not take into account the impact to HSNi’s statement of operations of certain expenses, including non-cash compensation, amortization of non-cash marketing, amortization of intangible assets, depreciation, gains and losses on asset dispositions, asset impairment charges, acquisition-related accounting and one-time items.

Pro Forma Results

We will only present Adjusted EBITDA on a pro forma basis if we view a particular transaction as significant in size or transformational in nature. For the periods presented in this prospectus, there are no transactions that we have included on a pro forma basis.

One-Time Items

Adjusted EBITDA is presented before one-time items, if applicable. These items are truly one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years, in accordance with SEC rules. For the periods presented in this prospectus, there are no one-time items.

Non-Cash Expenses That Are Excluded From HSNi’s Non-GAAP Measure

Non-cash compensation expense consists principally of expense associated with the grants of restricted stock, restricted stock units, stock options and stock appreciation rights, including expense associated with the modification and acceleration of such awards in connection with the spin-off. These expenses are not paid in cash, and HSNi includes the related shares in its calculations of diluted shares outstanding. Upon vesting of restricted stock and restricted stock units and the exercise of certain stock options and stock appreciation rights, the awards will be settled, at HSNi’s discretion, on a net basis, with HSNi remitting the required tax withholding amount from its current funds.

Amortization of non-cash marketing consists of non-cash advertising provided to HSNi by IAC. The non-cash marketing was secured by IAC from Universal Television as part of the IAC transaction pursuant to which VUE was created, and the subsequent transaction by which IAC sold its partnership interests in VUE (collectively referred to as the “NBC Universal Advertising”). The NBC Universal Advertising is available for television advertising on various NBC Universal network and cable channels without any cash cost.

The NBC Universal Advertising is excluded from Adjusted EBITDA because it is non-cash and is incremental to the marketing and advertising that HSNi would otherwise undertake as a result of its ordinary cost/benefit marketing planning process. Accordingly, HSNi’s aggregate level of advertising, and the increased concentration of that advertising on NBC Universal network and cable channels, does not reflect what HSNi’s advertising effort would otherwise be without these credits. As a result, management believes that treating the NBC Universal Advertising as an expense does not appropriately reflect its true cost/benefit relationship, nor does it best reflect HSNi’s long-term level of advertising expenditures. Nonetheless, while the benefits directly attributable to television advertising are always difficult to determine, and especially so with respect to the NBC Universal Advertising due to its incrementality and heavy concentration, it is likely that HSNi does derive benefits from it, though management believes such benefits are generally less than those received through its regular marketing and advertising for the reasons stated above. Adjusted EBITDA therefore has the limitation of including those benefits while excluding the associated expense.

Amortization of intangibles is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as distribution agreements, customer relationships and merchandise agreements, are valued and amortized over their estimated lives. HSNi believes that since intangibles represent costs incurred by the acquired company to build value prior to acquisition, they were part of transaction costs.

Depreciation, gains and losses on asset dispositions and long-lived asset impairment charges are non-cash items relating to our long-lived assets and have been excluded from Adjusted EBITDA.

Goodwill and intangible asset impairment charges are also non-cash expenses that have been excluded from Adjusted EBITDA.

Reconciliation of Adjusted EBITDA

See Note 6 of Notes to Consolidated Financial Statements for the reconciliation between operating (loss) income and Adjusted EBITDA for the years ended December 31, 2008, 2007 and 2006.

Critical Accounting Policies and Estimates

The following disclosure is provided to supplement the descriptions of HSNi’s accounting policies contained in Note 2 of Notes to Consolidated Financial Statements in regard to significant areas of judgment. HSNi’s management is required to make certain estimates and assumptions during the preparation of its consolidated financial statements in accordance with GAAP. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net income during any period. Actual results could differ from those estimates. Because of the size of the financial statement elements to which they relate, some of HSNi’s accounting policies and estimates have a more significant impact on its consolidated financial statements than others. What follows is a discussion of some of HSNi’s more significant accounting policies and estimates.

Recoverability of Long-Lived Assets

HSNi reviews the carrying value of all long-lived assets, primarily property and equipment and definite-lived intangible assets, for impairment whenever triggering events or changes in circumstances indicate that the carrying value of an asset may be impaired. In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), impairment is considered to have occurred whenever the carrying value of a long-lived asset exceeds the sum of the undiscounted cash flows that is expected to result from the use and eventual disposition of the asset. The impairment is measured by comparing the fair value of the asset to its carrying value. Our valuation methodologies include, but are not limited to, discounting the future cash flows from the asset being tested. Significant judgments include determining if a triggering even has occurred, determining the future cash flows from the assets and applying the appropriate discount rate when measuring the fair value. The determination of cash flows is based upon assumptions that may not occur.

Recoverability of Goodwill and Indefinite-Lived Intangible Assets

HSNi assesses the impairment of goodwill and identifiable intangible assets at least annually during the fourth quarter and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In performing this review, HSNi is required to make an assessment of the implied fair value of its goodwill and intangible assets. If it is determined that the implied fair value of goodwill and/or intangible assets is less than the carrying amount, an impairment charge, equal to the excess, is recorded. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The estimated fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit (including the unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the estimated fair value of the reporting unit was the purchase price paid. The fair value of the reporting unit is determined by using a combination of a discounted cash flow analysis and an equity analysis based on the trading value of its common stock. The discounted cash flow analysis indicates the fair value of the reporting units based on the present value of the cash flows expected to be generated in the future. The equity analysis is based on the trading value of its common stock as of the valuation date or the average stock price over a range of dates prior to the valuation date, plus an estimated control premium.

In assessing fair value, HSNi considers, among other indicators, differences between estimated and actual cash flows, changes in the related discount rate and the relationship between the trading price of its common stock and its per-share book value. Determining fair value requires the exercise of significant judgments, including judgments about discount rates, perpetual growth rates, royalty rates, terminal growth rates, control premiums and the amount and timing of future cash flows. These factors used in the determination of fair value, particularly estimated cash flows, are sensitive to, among other things, changes in the retail consumer market and the general economy. For more information on the impairment charges recognized during 2008, see Note 3 of Notes to Consolidated Financial Statements.

Returns Reserves

Net sales from HSNi primarily consists of merchandise sales and is reduced by incentive discounts and sales returns. In accordance with Staff Accounting Bulletin 104, revenue is recorded when delivery to the customer has occurred. Delivery is considered to have occurred when the customer takes title and assumes the risks and rewards of ownership, which is generally on the date of shipment. HSNi’s sales policy allows customers to return merchandise for a full refund or exchange, subject in some cases to restocking fees and exceptions for certain merchandise. Allowances for returned merchandise and other adjustments (including reimbursed shipping and handling costs) are provided based upon past experience. Actual levels of product returns may vary from these estimates. HSNi’s estimated return rates were 18.4%, 18.4% and 17.7% in 2008, 2007 and 2006, respectively.

Allowance for Doubtful Accounts

HSNi makes judgments as to its ability to collect outstanding receivables and provide allowances when it is assessed that all or a portion of the receivable will not be collected. HSNi determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, its previous loss history and the condition of the general economy. HSNi writes off accounts receivable when they become uncollectible.

Income Taxes

Estimates of deferred income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 13 of Notes to Consolidated Financial Statements, and reflect management’s assessment of actual future taxes to be paid on items reflected in the consolidated financial statements, giving consideration to both timing and the probability of realization. Actual income taxes could vary from these estimates due to future changes in income tax law, state income tax apportionment, as well as actual operating results of HSNi that vary significantly from anticipated results. Valuation allowances are related to items for which it is more likely than not that the tax benefit will not be realized. In assessing the adequacy of a recorded valuation allowance, we consider all positive and negative information and a variety of factors including the scheduled reversal of deferred tax liabilities, historical and projected future taxable income and feasible tax planning strategies. Effective January 1, 2007, HSNi adopted the provisions of FIN 48. As a result of the adoption of FIN 48, HSNi recognizes liabilities for uncertain tax positions based on the two-step process prescribed by the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. This measurement step is inherently difficult and requires subjective estimations of such amounts to determine the probability of various possible outcomes. HSNi considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Inventory Valuation

Inventories are valued at the lower of cost or market, cost being determined based upon the first-in, first-out method. Market is determined on the basis of net realizable value, giving consideration to obsolescence and other factors. Net realizable value is estimated by HSNi based upon historical sales data, the age of inventory, the quantity of goods on hand and the ability to return merchandise to vendors. The actual net realizable value may vary from estimates due to changes in customer tastes or viewing habits, or judgmental decisions made by merchandising personnel when ordering new products.

Stock-Based Compensation

We measure compensation cost for stock awards at fair value and recognize compensation over the service period for awards expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. The fair value of restricted stock units is determined based on the number of shares granted and the closing price of our common stock at the grant date. The fair value of stock options and stock appreciation rights are estimated on the grant date using the Black-Scholes option pricing model. This model incorporates various assumptions, including expected volatility and expected term. Expected stock price volatilities are estimated based on the historical and implied volatilities of comparable publicly-traded companies. The expected term of awards granted is based on analyses of historical employee termination rates and option exercise patterns, giving consideration to expectations of future employee behavior. Actual results and future estimates may differ substantially from our current estimates.

New Accounting Pronouncements

Refer to Note 2 of Notes to Consolidated Financial Statements for a description of recent accounting pronouncements.

MANAGEMENT

Board of Directors and Executive Officers

The following table sets forth information as to HSNi directors and executive officers.

Name	Age	Position(s)
Mindy Grossman	51	Chief Executive Officer and Director of HSNi
Gregory R. Blatt	40	Director of HSNi
Michael C. Boyd*	68	Director of HSNi
Patrick Bousquet-Chavanne*	51	Director of HSNi
William Costello	62	Director of HSNi
Mark Ethier	49	Executive Vice President and Chief Operations Officer of HSNi
James M. Follo*	49	Director of HSNi
Stephanie Kugelman*	61	Director of HSNi
Arthur C. Martinez*	69	Chairman of the Board of HSNi
Thomas J. McInerney	44	Director of HSNi
John B. Morse, Jr.	62	Director of HSNi
Barbara Lynne Ronon	56	Executive Vice President, Merchandising of HSN
Judy A. Schmeling	49	Executive Vice President and Chief Financial Officer of HSNi

*	Independent Directors

All directors of the Company will hold office until the earlier of the next annual meeting of the shareholders and until their successors have been duly elected and qualified, or their death, resignation or removal. There are no arrangements between any director of the Company and any other person pursuant to which he or she was, or will be, selected as a director. Officers are elected annually by our Board of Directors to hold office until the earlier of their death, resignation or removal. There is no family relationship between any of the directors or executive officers of the Company.

Directors

Background information about HSNi’s directors appears below.

Mindy Grossman has served as a member of our Board of Directors and a member of the Executive Committee since August 2008. Ms. Grossman has served as Chief Executive Officer of HSNi since August 2008. Prior to the spin-off, Ms. Grossman served as Chief Executive Officer of the retailing division of IAC, or HSN, a position she held since April 2006. A 30-year veteran of the retail and apparel industries, Ms. Grossman joined IAC from Nike, Inc., where she served as Vice President and head of the company’s global apparel business from October 2000 to March 2006. Prior to Nike, Ms. Grossman was President and Chief Executive Officer at Polo Jeans Company from October 1995 to October 2000. Ms. Grossman was Vice President of New Business at Polo Ralph Lauren Corporation from October 1994 to October 1995 and President of the Chaps Ralph Lauren division of Warnaco’s Menswear division from September 1991 to October 1994. Ms. Grossman was Vice President of Sales and Merchandising at Tommy Hilfiger from June 1987 to September 1991. Ms. Grossman began her career working for a variety of other apparel companies. Ms. Grossman serves on the board of directors at the National Retail Federation, as well as the East Harlem School at Exodus House in New York. She is the Chairperson of the Fashion Institute of Technology’s Executive Women in Fashion Advisory Board, and is a member of the advisory board of the J. Baker School of Retail at the Wharton School of Business.

Gregory R. Blatt has served as a member of the Board of Directors since August 2008. Mr. Blatt was named Chief Executive Officer of Match.com in February 2009. Prior to that, Mr. Blatt served as Executive Vice President, General Counsel and Secretary of IAC since March 2005 and had previously served as Senior Vice President, General Counsel and Secretary of IAC since November 2003. Prior to joining IAC in November 2003, Mr. Blatt served as Executive Vice President, Business Affairs and General Counsel of Martha Stewart Living Omnimedia, Inc., or MSO, from January 2001 to October 2003, Executive Vice President and General Counsel of MSO from September 1999 to January 2001 and Senior Vice President, General Counsel of MSO from May 1999 to

September 1999. Prior to joining MSO, Mr. Blatt was an associate with Grubman Indursky & Schindler, P.C., a New York entertainment and media law firm, from 1997 to May 1999, and prior to that, was an associate at Wachtell, Lipton, Rosen & Katz, a New York law firm, from 1995 to 1997.

Michael C. Boyd has served as a member of the Board of Directors and Audit Committee since August 2008. Mr. Boyd currently serves as Chairman and Chief Executive Officer of Longport, Inc., a medical technology company that specializes in high resolution imaging. Mr. Boyd also serves on the board of directors of Shop.com and BIAP.com. Mr. Boyd was a co-founder of QVC, Inc. in 1986 and served as President until his retirement in 1994. Mr. Boyd has been nominated as a director by Liberty Media Corporation, or Liberty.

Patrick Bousquet-Chavanne has served as a member of the Board of Directors and the Compensation and Human Resources Committee since August 2008. Mr. Bousquet-Chavanne has served as President and Chief Executive Officer of T-Ink, Inc., a company specializing in advance conductive technology since July 2007. Prior to joining T-Ink, Mr. Bousquet-Chavanne served as Group President of The Estée Lauder Companies Inc. from July 2001 through June 2008. In this role, he led the Estée Lauder and other flagship brands and focused on strategic opportunities for The Estée Lauder Companies across Europe and Asia. Prior to joining Estée Lauder in 1989, Mr. Bousquet-Chavanne served as Managing Director for Elizabeth Arden in the United Kingdom. He is a member of the board of directors of Brown-Forman Corporation where he serves on the compensation committee and the corporate governance and nominating committee. Mr. Bousquet-Chavanne is also a member of the Franco-American Business Council, and the Council for Asia-Pacific Economic Cooperation. Mr. Bousquet-Chavanne also serves on the Advisory Board of the New York City Ballet.

William Costello has served as a member of the Board of Directors since August 2008. Mr. Costello served in a number of executive positions with QVC, Inc. through his retirement in March 2007. He joined QVC as its Chief Financial Officer in November 1989. In addition to these duties, Mr. Costello became QVC’s Chief Operating Officer in May 2002 and also served as President of QVC International from July 2001. Prior to joining QVC, Mr. Costello served as Chief Financial Officer, then Chief Operating Officer and a member of the board of directors of Best Products, a catalog showroom retailer. Prior to joining Best Products, Mr. Costello was a partner at KPMG LLP. Mr. Costello has been nominated as a director by Liberty.

James M. Follo has served as a member of the Board of Directors, the Chairman of the Audit Committee and a member of the Nominating Committee since August 2008. Mr. Follo has served as Senior Vice President and Chief Financial Officer of The New York Times Company since January 2007. From July 1998 through March 2006, Mr. Follo served in various senior financial management positions at Martha Stewart Living Omnimedia, Inc., most recently as Chief Financial and Administrative Officer.

Stephanie Kugelman has served as a member of our Board of Directors and a member the Compensation and Human Resources Committee since August 2008. Ms. Kugelman currently serves as a principal of A.S.O., A Second Opinion, a brand consultancy firm that she founded. Prior to founding A.S.O., Ms. Kugelman was employed by Young & Rubicam for 36 years. During her tenure at Young & Rubicam, Ms. Kugelman served in increasingly senior roles, mostly recently as Vice Chairman and Chief Strategic Officer from June 2001 to March 2007 and as Chairman and Chief Executive Officer of Young & Rubicam’s New York office from May 1999 to May 2001. Ms. Kugelman serves as a Vice Chairman Emeritus at Young & Rubicam. She is also a member of the board of directors of Whole Foods Market, Inc. and sits on its nominating and governance committee.

Arthur C. Martinez has served as the Chairman of the Board of Directors, the Chairman of the Nominating Committee and a member of the Executive Committee since August 2008. Mr. Martinez has been a director of IAC since September 2005. Mr. Martinez retired in 2000 as Chairman of the Board, President and Chief Executive Officer of Sears, Roebuck and Co., positions he held from 1995. He was Chairman and Chief Executive Officer of the former Sears Merchandise Group from 1992 to 1995. Prior to his tenure at Sears, he served as Vice Chairman and a director of Saks Fifth Avenue from 1990 to 1992. Mr. Martinez is a member of the boards of directors of PepsiCo, Inc., Liz Claiborne, Inc. and International Flavors & Fragrances Inc., and serves as Chairman of the Supervisory Board of ABN AMRO Holding, N.V. Mr. Martinez also serves as a Trustee of Greenwich Hospital, Northwestern University and the Chicago Symphony Orchestra.

Thomas J. McInerney has served as a member of the Board of Directors and a member of the Audit Committee and the Executive Committee since August 2008. Mr. McInerney has been Executive Vice President and Chief Financial Officer of IAC since January 2005. Mr. McInerney previously served as Chief Executive Officer of the retailing division of IAC from January 2003 through December 2005. Prior to that time, Mr. McInerney served as Executive Vice President and Chief Financial Officer of Ticketmaster and its predecessor company, Ticketmaster Online-Citysearch, Inc., since May 1999. Prior to joining Ticketmaster, Mr. McInerney worked at Morgan Stanley, most recently as a Principal.

John B. Morse, Jr. has served as a member of the Board of Directors, a member of the Audit Committee and the Chairman of our Compensation and Human Resources Committee since December 2008. Mr. Morse served as Senior Vice President, Finance and Chief Financial Officer of The Washington Post Company from November 1989 until his retirement in December 2008. He also served as President of Washington Post Telecommunications, Inc. and Washington Post Productions, Inc., both subsidiaries of The Washington Post Company. Prior to joining this organization, Mr. Morse was a partner at PricewaterhouseCoopers LLP where he worked with publishing/media companies and multilateral lending institutions for more than 17 years. Mr. Morse is also a member of the board of directors of Host Hotels & Resorts, Inc. (formerly Host Marriott Corp.) and AES Corporation. Mr. Morse is a member of the Financial Accounting Standards Advisory Counsel, the advisory counsel to the Financial Accounting Standards Board.

Executive Officers

Background about HSNi’s executive officers appears below.

Mark Ethier has served as Executive Vice President and Chief Operations Officer of HSN since December 2004 and in August 2008 became Executive Vice President and Chief Operating Officer of HSNi. He had previously served as Executive Vice President of Operations since July 2001. Prior to joining HSN, Mr. Ethier worked for The Walt Disney Company in the Disney Stores business unit from March 1997 to July 2001 in capacities of Senior Vice President Global Operations and Vice President/Chief Information Officer. Prior to joining Walt Disney, Mr. Ethier held the position of Vice President of Operations at Pacific Linen, a specialty retailer of home goods from March 1994 to March 1997, and prior to that held positions of Vice President of Operations at Builders Emporium, a hardware chain in Southern California, and Vice President of Technology at Ames Department stores, a Northeastern Discount Store chain. Mr. Ethier started his career at Sage-Allen Company, a family owned department store chain in Connecticut in 1981.

Barbara Lynne Ronon has served as Executive Vice President, Merchandising of HSN since October 2007. Prior to joining HSN, Ms. Ronon was Senior Vice President North Asia for Burberry from December 2003 to September 2007. Prior to joining Burberry, Ms. Ronon worked at Lane Crawford, a luxury department store based in Hong Kong, from November 2001 to July 2003. Ms. Ronon served as a consultant to Lane Crawford from 2001 to 2002 and then as Senior Vice President Commercial between 2002 and 2003. Prior to her tenure with Lane Crawford, Ms. Ronon held various positions at Saks Fifth Avenue from August 1986 to August 2001, including Senior Vice President Chief Merchant from 2000 to 2001, Senior Vice President General Merchandise Manager from 1995 to 2000, Vice President Divisional Merchandise Manager from 1987 to 1995, and Buyer for Petites from 1986 to 1987. Prior to Saks Fifth Avenue, Ms. Ronon held various positions at Gimbels East in New York and Philadelphia.

Judy A. Schmeling has served as Executive Vice President and Chief Financial Officer of HSNi since completion of the spin-off in August 2008. Prior to that, she served as Executive Vice President and Chief Financial Officer of HSN, a position she held since February 2002. Ms. Schmeling has held positions of increasing responsibility since joining HSN in September 1994. Prior to her role as Executive Vice President and Chief Financial Officer, Ms. Schmeling served as Senior Vice President Finance from November 1999 to February 2002. Ms. Schmeling also served as Chief Operating Officer of HSN’s international operations from January 2001 to February 2002. Ms. Schmeling served as Vice President, Strategic Planning and Analysis of HSN from January 1998 to November 1999. Ms. Schmeling served as Director of Investor Relations and Operating Vice President, Finance of HSN from September 1994 to January 1998 during the time in which HSN was a separately traded public company. Prior to joining HSN, Ms. Schmeling was Managing Director of Tunstall Consulting, Inc., a corporate financial planning firm, from 1986 to 1994. Ms. Schmeling began her career at Deloitte & Touche, an international public accounting firm where she held various positions from 1982 to 1986.

Committees of the Board of Directors

Audit Committee

The Audit Committee oversees the accounting and financial reporting processes of HSNi and audits of our financial statements. The committee assists the Board of Directors in monitoring (1) the integrity of our financial statements, (2) the effectiveness of our internal control over financial reporting, (3) the qualifications and independence of our independent registered certified public accounting firm, (4) the performance of our internal audit function and independent registered certified public accounting firm and (5) our compliance with legal and regulatory requirements.

The Audit Committee consists of Messrs. Boyd, Follo, McInerney and Morse. With the exception of Mr. McInerney, each of the members is independent in accordance with applicable law and listing standards. The Board of Directors has determined that Mr. Follo is an “audit committee financial expert,” as such term is defined in applicable SEC rules.

Mr. McInerney is not independent because of his relationship with IAC, HSNi’s former parent; however, because of Mr. McInerney’s knowledge of HSNi’s business, the Board of Directors decided to rely on the Nasdaq transitional rules to allow Mr. McInerney to continue to serve on the Audit Committee during this transition period. As required by those rules, Mr. McInerney will resign from the Audit Committee on or before August 20, 2009.

Compensation and Human Resources Committee

The Compensation Committee oversees matters pertaining to compensation and benefits, including, incentive/bonus plans, stock compensation plans, retirement programs and insurance plans and salary matters relating to the compensation of the Chief Executive Officer and other executive officers. The Chief Executive Officer is not present during any Committee deliberations or voting with respect to her compensation. The Compensation Committee also reviews the Compensation Discussion and Analysis contained in our proxy statement and prepares a report for inclusion in our proxy statement.

The Compensation Committee consists of Ms. Kugelman and Messrs. Bousquet-Chavanne and Morse, each of whom is independent in accordance with applicable law and listing standards.

Executive Committee

The Executive Committee has all power and authority of our Board of Directors, except those powers specifically reserved to our Board of Directors by Delaware law or our organizational documents.

The Executive Committee consists of Ms. Grossman and Messrs. Martinez and McInerney. During 2008, the committee did not meet and did not take any action.

Nominating Committee

The Nominating Committee oversees the identification and evaluation of director candidates, consistent with the criteria approved by the Board, and makes recommendations to the Board with respect to director nominees and the membership of the Board committees. The Nominating Committee also reviews and recommends to the Board compensation and benefits for directors.

The Nominating Committee consists of Messrs. Follo and Martinez, each of whom is independent in accordance with applicable law and listing standards.

Other Committees

In addition to its standing committees, our Board of Directors may from time to time establish other committees of our Board of Directors, consisting of one or more of its directors.

Director Compensation

HSNi does not compensate employees for service on the Board. Each non-employee member of our Board of Directors receives an annual retainer in the amount of $50,000. Each member of the Audit Committee and Compensation and Human Resources Committee (including their respective chairs) receives an additional annual retainer in the amount of $10,000. Each member of the Nominating Committee receives an additional annual retainer in the amount of $5,000. The chair of each of the Audit Committee and Compensation and Human Resources Committee receives an additional retainer in the amount of $15,000.

In addition, each non-employee director received a grant of restricted stock units, or RSUs, with a dollar value of $100,000 upon his or her initial election to the Board of Directors and will receive grants annually thereafter upon re-election at our annual meeting of shareholders. The terms of these RSUs provide for (i) vesting in two equal annual installments commencing on the first anniversary of the grant date, (ii) cancellation and forfeiture of unvested units in their entirety upon termination of service on the Board and (iii) full acceleration of vesting upon a change in control of HSNi. Non-employee directors are also reimbursed for all reasonable expenses incurred in connection with attendance at Board and committee meetings.

Mr. Martinez serves as Chairman of the Board. As such, Mr. Martinez is the Board’s principal liaison with management, with particular focus on public company reporting obligations and corporate governance matters. For his services as Chairman, Mr. Martinez receives an annual retainer of $350,000 and receives RSUs with a dollar value of $350,000 on identical terms as those described above. Because it is expected that a significant part of Mr. Martinez’s activities will be transitional in light of our recent spin-off, the Board expects to re-evaluate this compensation arrangement following his first year of service and periodically thereafter.

The Nominating Committee has primary responsibility for establishing non-employee director compensation arrangements, which are designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of our stock to further align directors’ interests with those of our shareholders. When considering non-employee director compensation arrangements, our management will provide the Nominating Committee with information regarding various types of non-employee director compensation arrangements and practices of selected peer companies.

The following table sets forth information for the fiscal year ended December 31, 2008 regarding compensation of our non-employees directors:

Name	Fees Earned and Paid in Cash (1) (2)	Stock Awards (3) (4)	All Other Compensation (5)	Total
Gregory R. Blatt	$18,356	$18,219	$—	$36,575
Patrick Bousquet-Chavanne	7,027	33,219	—	40,246
Michael C. Boyd	22,027	18,219	—	40,246
William Costello	5,856	30,719	—	36,575
James M. Follo	29,370	18,219	—	47,589
Stephanie Kugelman	22,027	18,219	—	40,246
Arthur C. Martinez	128,493	63,767	—	192,260
Thomas J. McInerney	22,027	18,219	—	40,246
John B. Morse, Jr.	5,217	5,140	—	11,097

(1)	With the exception of Mr. Morse, our directors were elected to the Board of Directors on August 20, 2008, the date of our spin-off from IAC. Mr. Morse was elected to the Board on December 4, 2008. Cash compensation for each of the directors was prorated based on the number of remaining days in the year ended December 31, 2008.
(2)	Includes fees with respect to which directors elected to defer and credit to a cash fund pursuant to our Deferred Compensation Plan for Non-Employee Directors. Does not include fees with respect to which directors elected to defer and credit towards the purchase of share units.
(3)	In accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payments” (“SFAS 123R”), reflects the dollar amount recognized by HSNi in fiscal 2008 for (i) the RSUs issued to the directors, and (ii) the share units credited to the journal-entry accounts of certain directors who elected to defer a portion of their fees towards the purchase of share units pursuant to our Deferred Compensation Plan for Non-Employee Directors.
(4)	Since August 20, 2008 and through December 31, 2008, the non-employee directors described below were issued the aggregate number of RSUs and, in certain cases, share units issued in lieu of fees, in each case under our Deferred Compensation Plan for Non-Employee Directors:

Name	RSUs and Share Units Earned as Director Compensation
Gregory R. Blatt	7,930
Patrick Bousquet-Chavanne	9,993
Michael C. Boyd	7,930
William Costello	9,649
James M. Follo	7,930
Stephanie Kugelman	7,930
Arthur C. Martinez	27,756
Thomas J. McInerney	7,930
John B. Morse, Jr.	52,535

(5)	SEC rules require disclosure of perquisites and other personal benefits for directors unless the amount of that type of compensation is less than $10,000 in the aggregate. None of our directors received perquisites of $10,000 or more in any given year.

Deferred Compensation Plan for Non-Employee Directors

Under our Deferred Compensation Plan for Non-Employee Directors, non-employee directors may defer all or a portion of their board and committee fees. Eligible directors who defer all or any portion of these fees can elect to have such fees applied to the purchase of share units, representing the number of shares of our common stock that could have been purchased on the relevant date, or credited to a cash fund. If any dividends are paid on the common stock, dividend equivalents will be credited on the share units. The cash fund will be credited with deemed interest at an annual rate equal to the weighted average prime lending rate of JPMorgan Chase Bank. After a director ceases to serve as such, he or she will receive (i) with respect to share units, such number of shares of our common stock as the share units represent and (ii) with respect to the cash fund, a cash payment in an amount equal to deferred amounts, plus accrued interest. These payments will be made in either one lump sum or in up to five annual installments, as previously elected by the eligible director at the time of the related deferral election.

Director Independence

Under applicable law and listing standards, the Board must determine the independence of its directors in light of their relationships with HSNi and in light of applicable listing standards. In general, our Board of Directors determines independence on the basis of standards established by Nasdaq and other facts and circumstances it considers relevant. To do so, the Board reviews information obtained from director questionnaires, our records and publicly available information. Following these determinations, management monitors transactions, relationships and arrangements that it has considered, as well as any new relationships, for developments that could affect its determinations.

The Board has determined that each of Messrs. Bousquet-Chavanne, Boyd, Follo, Martinez and Morse and Ms. Kugelman, are independent.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is, or was during the last completed fiscal year, an employee or officer of HSNi or a former employee of HSNi, nor did any of them have any relationship requiring disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934, or the Exchange Act. In addition, during the last completed fiscal year, none of our executive officers have served as a member of the board of directors or compensation committee of any other entity that has or has had one or more of its executive officers serving as a member of our Board or the Compensation Committee.

COMPENSATION DISCUSSION AND ANALYSIS

Prior to our spin-off from IAC, the compensation of our named executive officers (who were then executives of the retailing division of IAC) was predominantly determined by IAC, acting in effect as a compensation committee. IAC’s compensation process was principally driven by IAC’s General Counsel, who had primary responsibility for administering compensation and making compensation recommendations, with all material decisions approved by IAC’s Chairman and Chief Executive Officer and, where appropriate, the compensation committee of IAC’s board of directors.

Simultaneously with HSNi’s spin-off from IAC, the Board of Directors was constituted and in turn established the Compensation and Human Resources Committee, which is comprised solely of independent directors of HSNi. Since the spin-off, HSNi’s senior management has worked with the Compensation Committee to establish HSNi’s compensation philosophy, to design programs to align compensation with business objectives and performance for future periods, and to determine appropriate payments and awards to its executive officers for the year ended December 31, 2008.

This Compensation Discussion and Analysis describes the compensation philosophy, objectives and programs applicable to our executive officers as they were in effect prior to our spin-off from IAC as well as our compensation programs and philosophies and how they have changed since the spin-off and our transition to being a stand-alone public company.

Philosophy and Objectives

Generally, our executive officer compensation program is designed to increase long-term shareholder value by attracting, retaining, motivating and rewarding leaders with the competence, character, experience and ambition necessary to enable HSNi to meet its growth objectives.

Historically, when establishing compensation packages for a given executive, IAC followed a flexible approach, making decisions based on factors particular to a given executive’s role and performance, including direct experience with the competition for recruiting and retaining executive talent, negotiation with the relevant individual, competitive survey data, internal equity considerations and other factors deemed relevant at the time. Similarly, IAC did not historically follow an arithmetic approach to establishing compensation levels and measuring and rewarding performance. IAC generally avoided the use of strict formulas or pre-set performance targets in its compensation practices and relied primarily on a discretionary approach to establishing compensation levels. IAC believed that strict formulas often failed to adequately take into account the multiple factors that contribute to success at the individual and business level. IAC believed that formulaic approaches often over-compensate or under-compensate at given performance levels. As a result, in any given period, HSNi would have multiple objectives, and these objectives and their relative importance often changed, including within a given compensation cycle, to adapt to compensation opportunities to changes in the competitive and strategic landscape.

HSNi operates in the fast-paced and highly competitive retail environment. To be successful, we must be able to attract and retain creative management that thrives in this environment. At the same time, we are committed to achieving long-term sustainable growth and increasing shareholder value. Since the spin-off, management and the Compensation Committee worked with outside consultants to develop a compensation program that rewards the performance, behaviors and culture that we believe will drive long-term success.

The compensation program was designed with the following objectives in mind:

•	offer total compensation opportunities that are competitive with identified peer companies and other select organizations with whom HSNi competes for executive talent;

•	provide incentive compensation based upon achievement of HSNi’s operating plan and individual contributions relative to that performance;

•	provide an appropriate link between compensation and creation of shareholder value through awards tied to HSNi’s achievement of certain key financial metrics;

•	reflect HSNi’s strong team-based culture by linking compensation to the financial results of business units or HSNi as a whole;

•	promote a long-term commitment to HSNi through the vesting schedules of RSU awards, SARs and certain performance cash bonuses;

•	create clear targets for individuals that encourage both the achievement of long-term and short-term goals;

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ensure that compensation paid to HSNi’s named executive officers, to the extent practicable, qualifies as deductible for federal income tax purposes under Section 162(m) of the Code, unless there is a valid reason in the judgment of the Compensation Committee to forego tax deductibility; and

•	be easily understood by program participants so as to encourage and facilitate achievement of goals.

In order to create a competitive compensation program, we utilized Towers Perrin to create a list of reference companies from which we recruit talent and to evaluate our forms of compensation (e.g., salary, bonus and short and long-term incentives) relative to those companies. The committee believes that it is necessary to consider this market data in making compensation decisions in order to attract and retain talent. The committee also recognizes that at the executive level, we compete for talent against larger global companies, not just companies based in Florida. The initial reference group of companies consists of publicly traded companies in two peer groups (technology companies and retail companies) that consist of the following companies:

Technology Peer Group:	Retail Peer Group:
Amazon.com Inc	Abercrombie & Fitch Co.
Apple Inc.	AnnTaylor Stores Corporation
The Walt Disney Company	bebe stores, inc.
eBay, Inc.	Chico’s FAS, Inc.
Liberty Media Interactive	Coach, Inc.
Scripps Networks Interactive, Inc.	Foot Locker, Inc.
ValueVision Media, Inc.	The Gap, Inc.
J. Crew Group, Inc.
Limited Brands, Inc.
Nike, Inc.
Polo Ralph Lauren Corporation
Starbucks Corporation
The Talbots, Inc.
Tiffany & Co.
Williams-Sonoma, Inc.

Factors generally considered in deciding whether a company should be included in a peer group, include:

•	the nature of the primary line of business of the company;

•	the size of the company in terms of revenue and market capitalization; and

•	whether we compete with the company for executive talent

To ensure that these peer groups continue to reflect the markets in which we compete for executive talent, the Compensation Committee will review the peer groups annually. Before adding or deleting a company from a peer group, the Compensation Committee will consider how the change would impact the comparative market data.

Although we considered the compensation packages and programs offered by the companies in these peer groups for purposes of evaluating our own compensation packages, we made adjustments to these packages based on qualitative factors, such as: the size, scope and complexity of the business of those companies.

Use of Outside Advisors

IAC did not have an ongoing relationship with any particular compensation consulting firm, though IAC had from time to time retained the services of consultants on specific occasions regarding broad-based IAC compensation programs.

In anticipation of the spin-off, HSNi engaged Towers Perrin to assist in the evaluation of our compensation programs and the development of new and improved short-term and long-term incentive programs. Towers Perrin is a compensation consulting firm that has particular expertise in compensation matters. Towers Perrin assisted senior management of HSNi in designing the plan and collecting market data. Towers Perrin met with the Compensation Committee to report its findings and make recommendations. Additionally, on occasion Towers Perrin provided support to the Compensation Committee and met with the members of the Compensation Committee in executive session.

Pursuant to the Compensation Committee charter, the Compensation Committee has sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of executive officer compensation, including Towers Perrin, and has sole authority to approve the terms and conditions of the consultant’s retention and the consultant’s compensation. In compliance with its charter, the committee has approved the engagement of Towers Perrin and fees paid to Towers Perrin for work completed prior to December 31, 2008.

Roles and Responsibilities

As generally described above, prior to the spin-off of HSNi from IAC, the compensation of HSNi’s executive officers was predominantly determined by IAC. All material decisions were approved by IAC’s Chairman and Chief Executive Officer and, where appropriate, the compensation committee of IAC’s board of directors. In general, IAC was responsible for establishing bonus pools and equity pools for HSNi, and then such pools were allocated throughout HSNi, with IAC directly establishing all compensation elements for HSNi’s Chief Executive Officer, while the HSNi Chief Executive Officer made the determinations for HSNi’s other executives, subject to IAC’s review and approval.

Effective as of the date of the spin-off, the Board of Directors and the Compensation Committee have taken a more active role. The Compensation Committee reviews and approves all compensation programs applicable to our executive officers and the specific compensation arrangements for our named executive officers as well as other executive officers who are required to file reports under Section 16 of the Exchange Act. On a quarterly basis, the Compensation Committee reports to the Board on its activities.

Senior management, led by our Executive Vice President of Human Resources, generally recommends compensation programs applicable to all executive officers and presents these to the Compensation Committee for review, comment and approval. With respect to the compensation for our named executive officers, the Compensation Committee may seek input from outside advisors. In that case, our Executive Vice President of Human Resources acts as a resource for historical and peer group information and facilitates communication between the committee and the outside advisors. In addition, our Executive Vice President of Human Resources also plays an active role in developing proposed compensation packages for any new executive officers and determining executive officers’ total compensation, including recommendations for annual compensation reviews. Recommendations are presented to the Compensation Committee for final approval. Our Chief Executive Officer, Chief Financial Officer, Executive Vice President of Human Resources, and Executive Vice President & General Counsel regularly attend the Compensation Committee’s meetings to provide perspectives on the competitive landscape, the needs of the business, information regarding HSNi’s performance, and technical advice. However, officers are not permitted to be present during the discussion and determination of their compensation.

Our Chief Executive Officer generally plays an advisory role to the Compensation Committee during this process. Our Chief Executive Officer works with our Executive Vice President of Human Resources and Chief Financial Officer to assist the Compensation Committee in establishing company-wide compensation programs, including the structure of bonus and equity programs and in establishing appropriate company-wide bonus and equity pools. At year-end, the Chief Executive Officer meets with the committee and discusses her views of corporate and individual executive officer performance for the prior year and her recommendations for appropriate compensation packages for the individual executive officers other than herself. The Chief Executive Officer and the Compensation Committee discuss each individual recommendation. Following such discussion, the Compensation Committee meets without the Chief Executive Officer and discusses the Chief Executive Officer’s recommendations, as well as any information provided by the compensation consultant concerning peer group comparisons and industry trends and makes the ultimate compensation decisions.

Elements of Compensation

HSNi’s compensation packages for executive officers historically and currently consist of salary, short-term incentive compensation in the form of annual bonuses, long-term incentives predominantly in the form of equity awards, some minor perquisites and other benefits. Historically, prior to making specific decisions related to any particular element of compensation, we typically reviewed the total compensation of each executive and evaluated the executive’s total short- and long-term compensation in the aggregate. We determined which element or combinations of compensation elements (salary, bonus or equity) could be used most effectively to further our compensation objectives; however, historically all such decisions were subjective, and made on a facts and circumstances basis without any prescribed relationship between the various elements of the total compensation package. Beginning in 2008, after the spin-off, senior management has worked with the Compensation Committee to create a more objective compensation program aligned with our overall compensation philosophy and to promote and balance our key objectives.

The following table outlines our objectives for each of the principal components of executive compensation and our target positioning for those components:

Compensation Element	Objective	Strategy
Base Salary	• Reward individuals’ current contributions	• Target annual base salary ranges at median levels relative to our peer groups

• Compensate individuals for their expected day-to-day performance

Short-Term Incentive Program	• Enable us to attract, retain and reward individuals who contribute to our success	• Target short-term cash incentive compensation at median levels relative to our peer groups

	• Align executive compensation with annual performance	• Establish attainable yet aspirational short-term goals

• Motivate individuals to enhance the value of HSNi

Long-Term Incentive Program	• Align individuals’ incentives with the long-term interests of our shareholders	• Establish attainable yet aspirational long-term goals

	• Provide a total compensation opportunity commensurate with corporate and individual performance	• SARs vesting annually over a period of three years representing 40% of long-term incentive

	• Encourage long-term commitment to HSNi and our long-term goals	• Performance based cash compensation earned based on an achievement of a one year goal with three-year cliff vesting, representing 40% of long-term incentive.

• RSUs with three-year cliff vesting representing 20% of long-term incentive

Salary

Base salary is the fixed portion of executive pay and is set to compensate individuals for their expected day-to-day performance.

HSNi negotiates a new executive officer’s starting salary upon arrival, typically based on the executive’s prior compensation history, prior compensation levels for the particular position within HSNi, salary levels of other executives within HSNi, salary levels available to the individual in alternative opportunities, reference to certain survey information and the extent to which HSNi desires to secure the executive’s services. Once established, salaries can increase based on a number of factors, including the assumption of additional responsibilities, internal equity, periodic market checks and other factors which demonstrate an executive’s increased value to HSNi.

Since the spin-off, our strategy for base salary is to target annual base salary of each of our executive officers at median levels relative to our peer group in the retail sector, although individual officer salaries may be above or below those targets. In 2008, we retained Towers Perrin to evaluate the base salaries of our named executive officers relative to salaries paid to comparable companies in that peer group. As a result of this survey, we determined that our named executive officers were generally within the 25th to 50th percentile of our peer group.

Short-Term Incentives or Annual Bonuses

Our annual bonus program is designed to motivate our executive officers to continuously improve company performance by aligning a portion of their compensation with our key business and financial targets. Due to its variable nature, and because in any given year bonuses have the potential to make up a significant portion of an executive officer’s total compensation, the bonus program provides an important incentive tool to achieve HSNi’s annual performance objectives.

Historically, after consultation with HSN management, IAC established the annual bonus for the Chief Executive Officer of HSNi and an annual bonus pool for HSN based on its assessment of HSN’s performance. In large part, success was measured based on HSN’s growth in profitability, but this was measured subjectively both in absolute terms over the prior year and in comparison to HSN’s competitors, taking into account economic and other factors, without any pre-established targets on which compensation levels were based. Consideration was sometimes given to achievement of various strategic objectives over the course of the year and other factors IAC and HSNi’s management deemed relevant. Factors affecting compensation were not accorded specific weightings, and compensation was not determined based on formulaic calculations. Rather, IAC engaged in an overall assessment of appropriate bonus levels based on a subjective interpretation of all the relevant criteria. Ms. Grossman, as the Chief Executive Officer of HSN, would then establish the bonus payments for the other executives out of the HSN bonus pool. Specific bonus payouts were determined based on the size of the bonus pool generally and Ms. Grossman’s assessment of individual performance.

The annual bonus, or short-term incentive compensation of HSNi’s Chief Executive Officer is provided for in her employment agreement, which provides that she will be eligible to receive an annual cash bonus each fiscal year ending during the term of the agreement. The bonus has a high performance target of 100% of the base salary, with the actual amount determined in the sole discretion of the Compensation Committee based on the factors it deems relevant. These may include, among other factors, the performance of HSNi against pre-established performance criteria (including competition, prior year results, the achievement of established initiatives, etc.) and the contribution and performance of the Chief Executive Officer.

Going forward, HSNi intends to award short-term incentives or annual bonuses based on a more objective approach and, specifically, the achievement of specific performance goals. Performance goals may be based on a wide variety of business metrics. For 2009, the annual performance bonuses for the Chief Executive Officer and all other named executive officers will be based on established targets for the following performance measures: HSNi Free Cash Flow and HSNi Adjusted EBITDA, as more specifically described below. The Compensation Committee believes that these are the best measures of short-term and intermediate-term results since they are widely followed by the investment and analyst communities and can be influenced by management in the short to intermediate term.

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Adjusted EBITDA is defined as operating income (as reported in our audited consolidated statement of operations) excluding, if applicable: (1) non-cash compensation expense and amortization of non-cash marketing, (2) amortization of intangible assets, (3) depreciation and related gains and losses on asset dispositions, (4) goodwill, long-lived asset and intangible asset impairments, (5) pro forma adjustments for significant acquisitions, and (6) one-time items. Such one-time items of gain or loss include items that are truly one-time in nature and non-recurring, infrequent or unusual. We believe Adjusted EBITDA is a useful measure because it represents the consolidated operating results from HSNi’s segments, but excludes the effects of non-cash expenses or one-time items. We report Adjusted EBITDA according to this definition when we report our quarterly and annual results. We believe that use of this measure will foster transparency with HSNi’s management team and give management timely feedback on this key performance measure. Adjusted EBITDA will be computed on a consolidated basis and for each business segment (as well as for each of the Cornerstone Brands) and will be used as a performance metric for all levels. Adjusted EBITDA may be adjusted up or down for items that are truly non-recurring, infrequent or unusual. In the event of a change in accounting rules or tax laws that becomes effective during a plan year, the applicable target will be recomputed and adjusted as though the financial operating plan for that fiscal year had been prepared on a basis consistent with the new accounting rule or tax law.

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HSNi Free Cash Flow is defined as Adjusted EBITDA (as defined below), less capital expenditures, less cash interest and cash taxes, plus or minus changes in working capital. We believe Free Cash Flow is a useful measure because it represents the cash that our operating businesses generate. Free Cash Flow takes into account capital expenditure investments necessary to grow and operate the business and also takes into account cash outflows relating to taxes and interest on our indebtedness. Additionally, Free Cash Flow reflects HSNi’s significant working capital requirements relative to accounts receivable, inventories, other current assets, accounts payable and accrued expenses (including cash payments to cable and satellite distribution partners). Free Cash Flow thus represents cash available to HSNi to make scheduled payments on long-term debt, and to consider other strategic activities, such as business acquisitions, cash dividends and share repurchases. This performance metric will be used for purposes of establishing targets for employees of HSNi at the corporate level.

For 2009, the committee established bonus targets of 50% of annual base salary for all named executive officers, with the exception of the Chief Executive Officer, and a performance range of 70% to 120%, with a payout range of 30% to 200%. The individual goal achievement has a payout range of 0% to 125%. For all the named executive officers, excluding the Chief Executive Officer, the short-term annual incentive is allocated among the three components in the following manner: 40% towards HSNi Free Cash Flow, 40% towards HSNi Adjusted EBITDA and 20% towards individual performance. At least one of the two financial performance measures must be achieved at a threshold of 70% or no individual performance payout is funded or earned.

For the Chief Executive Officer, the committee established a target of 100% of base annual salary for her short-term annual incentive with the same performance range and payout range as referenced above; however, her plan was weighted 50% towards HSNi Free Cash Flow and 50% towards HSNi Adjusted EBITDA. This was designed to ensure that the payment of a short-term incentive to the Chief Executive Officer is entirely “performance-based” compensation and deductible pursuant to Section 162(m).

To the extent earned, HSNi will pay bonuses shortly after year-end following finalization of financial results for the applicable year.

The Compensation Committee intends to administer the short-term incentive program so that payments pursuant to the program will qualify as “performance-based” compensation under Section 162(m) of the Code, to the extent practicable. However, the Compensation Committee recognizes that, where a component of short-term incentive compensation is based on individual performance alone, this portion of the incentive compensation will not be considered “qualified performance-based compensation.” As a result, this portion of the incentive compensation may not be deductible under Section 162(m). As a way to mitigate this, only the Chief Financial Officer, Chief Operating Officer and Executive Vice President/Merchandising and Executive Vice President/General Counsel have an individual performance component for their short-term incentive plan that is weighted at 20% of the target, with a maximum payout level of 125% for achievement on individual performance goals.

Long-Term Incentives

HSNi believes that ownership shapes behavior, and that by providing a meaningful portion of an executive officer’s compensation in stock, an executive’s incentives are aligned with the shareholders’ interests in a manner that drives better performance over time. In setting particular award levels, the predominant objectives are providing the person with effective retention incentives, appropriate reward for past performance, and incentives for strong future performance. Appropriate levels to meet these goals may vary from year to year, and from individual to individual, based on a variety of factors.

Prior to our spin-off from IAC, awards to the Chief Executive Officer were made by IAC. Additionally, IAC established a pool for annual equity awards that the Chief Executive Officer allocated to the company’s employees, including executives, subject to IAC’s approval. In establishing the equity pool, IAC took into account historical practices, its view of market compensation generally, the dilutive impact of equity grants across IAC and other relevant factors. Additionally, IAC approved any equity grants made to HSN executives outside of the annual grant process. Executives received grants that were subjectively determined based on the judgment of HSN’s Chief Executive Officer on how best to allocate the equity pool for retention, reward and motivation based on a host of subjective factors (including past contribution, retention risk, contribution potential, and market data).

Chief Executive Officer Compensation

Going forward, the Chief Executive Officer’s long-term incentive compensation is provided for in her employment agreement, which was approved by IAC prior to the spin-off. This contract remains in effect through January 31, 2012. The general terms of the long-term incentive compensation provided for in the agreement are as follows:

•	Four year plan with payments being made in years three and four up to a maximum payout of $4 million;

•	Payment can be made in the form of common stock or cash or some combination thereof as determined by HSNi in its discretion;

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The plan is tied to the performance of HSNi and, specifically, to cumulative compounded annual earnings before interest, taxes and amortization, or EBITA, growth rates in years one through three and a second look back inclusive of years one through four;

•	The performance ranges and payout levels are as follows:

EBITA Compounded Annual Growth Rate	% of Bonus Paid
Less than 10%	0%
Greater than or equal to 10% but less than 12.5%	33%
Greater than or equal to 12.5% but less than 15%	66%
Greater than or equal to 15%	100%

•	Payments made in years three and four are both reduced by 25% of the gross amount for each 12 month period in which the cumulative compounded annual growth rate of EBITA is less than 5%;

•	Payment in year four is also reduced by, or net of, the payment made in year three.

In addition, the employment agreement provides that the Chief Executive Officer is eligible to receive equity incentive awards pursuant to annual or other grants under any equity based compensation plan or plans that may be established or maintained by HSNi and cash incentive awards pursuant to any incentive, bonus or similar plan that may be established or maintained by HSNi. In determining whether and to what extent the Chief Executive Officer will participate in any such plans or programs, the Board (or the Compensation Committee) shall exercise its reasonable discretion, taking into account the Chief Executive Officer’s position, responsibilities and performance; the company’s performance; the Chief Executive Officer’s then-existing equity position in HSNi; prior equity and/or cash incentive awards granted to the Chief Executive Officer and equity and/or cash incentive awards granted to other HSNi executives.

Other Named Executive Officers Compensation

All other named executive officers will participate in a long-term incentive program that will use a combination of three components to deliver long-term incentives. The target for each of the eligible named executive officers is 100% of base annual salary. As described below, the three components of awards are stock-settled SARs, performance cash and RSUs.

Stock-Settled SARs	Performance Cash	RSUs
• Performance-oriented	• Performance-leveraged	• Promotes retention
• Rewards growth	• Enhanced line-of-sight	• Shareholder aligned
• Shareholder aligned	• One-year EPS goal	• Three-year cliff vesting
• Three-year annual vesting	• Payable at the end of three years
40%	40%	20%

The number of stock-settled SARs awarded will be based on a relative share value. The SARs will have an exercise price equal to Fair Market Value (as defined in the Plan) on the date of grant, will vest annually over a three year term and expire ten years from the date of grant. Performance cash will be payable at the end of a three-year period contingent upon HSNi stock achieving a one-year Adjusted earnings per share, or Adjusted EPS target. RSUs will vest in full on the third anniversary of the date of grant.

The performance cash payout level will be determined based on achievement of an Adjusted EPS target within an established performance range. The Compensation Committee believes that this financial measure is the best measure of HSNi’s long-term results since Adjusted EPS is a widely followed metric and will most closely align the interest of our executive officers with those of our shareholders.

Adjusted EPS	Threshold	Target	Maximum
Performance Range	70%	100%	120%
Payout Level	30%	100%	200%

Adjusted EPS is defined as Adjusted Net Income (as defined below) divided by diluted weighted average shares outstanding for Adjusted EPS purposes. Adjusted Net Income generally captures all items on the statement of operations that have been, or ultimately will be, settled in cash and is defined as net income available to common shareholders excluding, net of tax effects, if applicable: (1) non-cash compensation expense and amortization of non-cash marketing, (2) amortization of intangible assets, (3) gains and losses on asset dispositions (4) goodwill, long-lived asset and intangible asset impairments, (5) pro forma adjustments for significant acquisitions, (6) one-time items, and (7) discontinued operations. We believe Adjusted Net Income is a useful measure because it represents HSNi’s consolidated results taking into account charges which are not allocated to the operating businesses such as interest expense and taxes, but excluding the effects of identified non-cash expenses or one-time items. The definition of Adjusted EPS above is consistent with the definition used by HSNi in its quarterly earnings release, thereby maximizing transparency for our management team. Adjusted EPS may be adjusted up or down for one-time items. Such one-time items of gain or loss include items that are truly one-time in nature and non-recurring, infrequent or unusual. In the event of a change in accounting rules or tax laws that becomes effective during a plan year, the applicable Key Performance Measure target shall be recomputed and adjusted as though the financial operating plan for that fiscal year had been prepared on a basis consistent with the new accounting rule or tax law.

Types of Awards

Under the Plan, the Compensation Committee may grant a variety of long-term incentive vehicles, including options, RSUs and SARs. Historically, IAC relied on a combination of stock options and RSUs. Prospectively, we plan to rely on a combination of RSUs and stock-settled SARs.

Stock Options

Options reward participants for long-term improvement in HSNi’s stock price. Although the options are given a value at the date of grant for financial reporting purposes, the actual value of the options is entirely based on future increases in our stock price. If the stock price does not increase over the term of the option, the participant receives no value.

In 2008, IAC used non-qualified stock options as its primary equity compensation tool for HSNi’s executive officers to continue the shift to performance-based equity that began with the granting of Growth Shares in 2007. IAC believed that following the spin-off, HSNi’s performance would have a greater correlation to HSNi’s stock price than it did to IAC’s stock price in the former conglomerate structure, thus making stock options a more targeted equity incentive tool.

Restricted Stock Units

RSUs are shares of our common stock that are awarded with the restriction that the recipient remain with us through the award’s vesting period. RSU awards generally vest 100% at the end of a three-year period. Unvested RSUs are generally forfeited upon termination of employment. As a result, RSUs are intended to retain key employees, including the named executive officers. RSUs provide the opportunity for capital accumulation and more predictable long-term incentive value.

Until 2008, IAC used RSUs as its exclusive equity compensation tool for HSN’s executive officers. Through 2006, these awards generally vested in equal annual installments over five years (annual vesting RSUs), or cliff vested at the end of five years (cliff-vesting RSUs). Annual vesting awards were intended to provide frequent rewards and near-term retention incentives, while cliff-vesting RSUs provided more of a long-term retention mechanism.

Stock Appreciation Rights

Stock-settled SARs are similar to traditional stock options, except, upon exercise, holders of stock-settled SARs will only receive shares with a value equal to the spread between the current market price per share of our common stock and the exercise price. The exercise price for awards granted under the Plan is required to be priced at, or above, the fair market value of our common stock at the date of grant. For stock options granted prior to the spin-off, the exercise price was based on the fair market value of IAC’s stock at the date of grant and then adjusted based on the relative market capitalizations of IAC and HSNi following the spin-off. Awards typically vest periodically over a three- or four-year term.

Other Compensation

We provide certain executive officers with perquisites and other personal benefits that the Compensation Committee believes are reasonable and consistent with industry norms and position levels. These personal benefits do not have a relationship to other compensation levels. They are provided in order to enable us to attract and retain these executives. The committee periodically reviews the levels of these benefits provided to our executive officers.

Ms. Grossman, who lives in New York but spends the majority of her professional time at our headquarters in Florida, received reimbursement of her travel expenses as well as certain of her Florida living expenses, along with a tax “gross-up” of certain of these expenses. Under other limited circumstances, our executive officers have received non-cash and non-equity compensatory benefits. The values of these benefits are reported under the heading “Other Annual Compensation” in this filing pursuant to applicable rules, and are generally considered in determining overall compensation levels. Nonetheless, despite the fact that we report these reimbursements as compensation, we do not believe Ms. Grossman receives a personal benefit as a result of such reimbursements, as they merely compensate her for the incremental expenses of commuting to and working in Florida, while her family continues to reside in New York.

During 2008, the executive officers did not participate in any deferred compensation or retirement program other than IAC’s 401(k) plan. In 2008, as part of the IAC/InterActiveCorp Retirement Savings Plan (401k), the company’s matching contribution was $0.50 for every $1.00 up to a maximum of the first 6% of the employee’s contributions (excluding catch-up contributions allowable by the plan). This included those contributions of executive officers. Effective January 1, 2009, under the newly created HSN, Inc. Retirement Savings Plan (401k), HSNi reduced the employer matching contributions to $0.10 on every $1.00 up to a maximum of the first 6% of employee contributions (excluding catch-up contributions allowable by the plan). The value of this benefit to executive officers is reported under the heading “Other Annual Compensation” in the Summary Compensation Table.

Post-Termination Compensation and Benefits

We believe that a strong, experienced management team is essential and in the best interests of HSNi and our shareholders. In addition, we recognize that the possibility of a change in control could arise and that such a possibility could result in the departure of the named executive officers to the detriment of HSNi and its shareholders. As a result, we have entered into employment agreements with each of our named executive officers in order to retain qualified executive officers and to minimize employment security concerns. Under the agreement, severance is provided for termination without cause (as defined in the agreement). The employment agreement of our chief executive officer requires that severance also be provided if the executive officer terminates her employment for “good reason” (as defined in the agreement). These agreements generally provide for severance in the form of base salary for the remainder of the term of the agreement, subject to mitigation for salary or wages earned from another employer, including self-employment.

Vesting of Awards Upon Change-in-Control

The Compensation Committee determined to include “double-trigger” change-in-control provisions in each of the award agreements. Upon a “change-in-control” and a termination of employment for other than cause within one year of the change-in-control, the unvested portion of the outstanding RSU, SAR and option awards will vest. The purpose of this accelerated vesting, in addition to those set forth above, is to ensure that we retain our named executive officers prior to and through the change-in-control.

Impact of Tax and Accounting Issues

The Compensation Committee also considers and evaluates the impact of applicable tax laws with respect to compensation paid under our plans, arrangements and agreements.

For instance, with certain exceptions, Section 162(m) of the Code, limits our deduction for compensation in excess of $1 million paid to certain covered employees (generally our named executives officers). Compensation paid to covered employees is not subject to the deduction limitation if it is considered “qualified performance-based compensation” within the meaning of Section 162(m). While the Compensation Committee generally intends to structure and administer our Plan so as to not be subject to the deduction limit of Section 162(m), the Compensation Committee may from time to time, where it believes it is in the best interest of our shareholders and to remain competitive in the marketplace for talent, approve payments that cannot be deducted in order to maintain flexibility in structuring appropriate compensation programs.

Specifically, the bonuses paid to our named executive officers for performance during the year ended December 31, 2008 did not qualify as “qualified performance based compensation” within the meaning of Section 162(m) because of the lack of a defined short-term incentive program and established and pre-approved performance measures for 2008. However, the total compensation paid to these named executive officers (including the bonuses) did not exceed the deduction limit of $1 million. In addition, the Compensation Committee recognizes that for certain named executive officers it is possible that the component of short-term incentive compensation based on individual performance may not be considered “qualified performance-based compensation” and deductible under Section 162(m). Additionally, if any other provision of a plan or award that is intended to be performance-based under Section 162(m) is later found to not satisfy the conditions of Section 162(m), our ability to deduct such compensation may be limited.

In 2008, the Compensation Committee completed its review and approval of modifications to our compensatory arrangements in order to comply with Section 409A of the Code. This code provision generally provides that amounts deferred under nonqualified deferred compensation arrangements will be subject to accelerated income recognition, interest and substantial penalties unless the arrangement satisfies certain design and operational requirements. The transition period for amending plans and other arrangements to comply with Section 409A ended on December 31, 2008, and we have modified our compensatory arrangements so that compensation payable under such arrangements now comply with Section 409A.

2008 Compensation Actions

During 2008 and prior to the spin-off, the pay and scope of responsibilities for our Chief Operating Officer, Mr. Ethier, and our Executive Vice President/General Counsel, Mr. Warner, were evaluated. As a result, their individual base salaries were increased.

In 2008, we retained Towers Perrin to conduct a base salary competitive assessment and to evaluate the base salaries of our named executive officers relative to the executive officers in our peer groups. We determined that the base salaries for our named executive officers ranged between the 25th and the 50th percentile of our peer groups.

Based on her assumption of significantly more responsibility in connection with the spin-off and our status as a stand-alone public company and a comparison of her pay in relation to our peer groups, it was recommended that the base salary of our Chief Financial Officer be increased. The Compensation Committee approved this recommendation.

Increases in base salaries during the year ended December 31, 2008 for our named executive officers ranged from 11% to 25%.

Also during 2008, HSNi awarded a one-time “emergence grant” of stock-settled SARs to our senior leaders, including the named executive officers (other than our Chief Executive Officer). It was determined that an award of stock-settled SARs, as opposed to RSUs, would more closely align the participants’ interests with those of our shareholders. These stock-settled SARs will be conditioned on continued employment and vest over a three-year period, with 50% vesting on each of the second and third anniversaries of the date of grant. The exercise price for these stock-settled SARs is the closing price of our common stock on the date of grant. The Compensation Committee believes that these grants achieve the company’s objectives of aligning individual incentives with the long-term interest of the company’s shareholders and encourage long-term commitment to HSNi and its long-term goals.

Since we did not previously have a short-term annual incentive program, bonus targets or performance measures for our named executive officers (other than our Chief Executive Officer), management and the Compensation Committee exercised discretion in awarding annual bonuses for the year ended December 31, 2008. For each of these named executive officers, the Compensation Committee discussed with the Chief Executive Officer individual performance, enterprise value, activities in connection with the spin-off and additional responsibilities assumed during the year.

The employment agreement of our Chief Executive Officer provides for an annual bonus with a performance target of 100% of base salary, with the actual amount determined in the sole discretion of the Compensation Committee based on performance targets it deems relevant. In determining the annual bonus for our Chief Executive Officer, the Compensation Committee discussed the Chief Executive Officer’s performance in connection with the spin-off and during the current challenging macroeconomic environment and the many other contributions she made to the enterprise during the year.

The bonuses paid to our named executive officers for the year ended December 31, 2008 ranged from 19% to 50% of base salaries.

The actual bonus amounts paid to our named executive officers for fiscal 2008 are specifically described in the Summary Compensation Table below. The Compensation Committee believes that the annual bonuses awarded achieve the committee’s objectives for our short-term incentive program by rewarding the short-term effort and performance of each of these executives and aligning executive compensation with annual performance.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation information for the years ended December 31, 2008 and 2007 for our chief executive officer, chief financial officer and each of our other three most highly compensated executive officers as of the end of the last fiscal year. We refer to these persons as our named executive officers elsewhere in this prospectus. The amounts reported under “Stock Awards” and “Stock Appreciation Rights and Option Awards” are unusually high because, in connection with the spin-off, the vesting of certain previously granted awards was accelerated. The amounts reported in these columns include the amounts of all unamortized compensation expense related to these accelerated awards.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Stock Appreciation Rights and Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Mindy Grossman Chief Executive Officer	2008	1,000,000	500,000	937,675	700,104	100,886	3,238,665
	2007	1,000,000	500,000	499,331	—	128,178	2,127,509

Mark Ethier Executive Vice President and Chief Operations Officer	2008	429,615	125,000	1,110,594	102,464	7,750	1,775,423
	2007	400,000	100,000	819,260	—	7,750	1,327,010

Barbara Lynne Ronon(3) Executive Vice President – Merchandising	2008	475,000	90,000	262,544	24,422	53,941	905,907
	2007	102,308	100,000	77,060	—	8,561	287,929

Judy Schmeling Executive Vice President and Chief Financial Officer	2008	420,000	150,000	1,172,457	102,464	7,750	1,852,671
	2007	389,039	120,000	681,413	—	7,750	1,198,202

James Warner(4)(5) Executive Vice President and General Counsel	2008	336,000	100,000	264,637	76,050	48,662	825,349
	2007	254,423	100,000	153,482	—	47,185	555,090

(1)	This amount reflects the fair value recognized for financial statement reporting purposes in accordance with FAS 123R. For (i) all RSUs granted prior to August 8, 2005, and (ii) RSUs granted after August 8, 2005 through December 31, 2007 and scheduled to vest on or prior to February 2009, vesting was accelerated to August 20, 2008. In accordance with FAS 123R, all unamortized expense related to these awards was accelerated and recorded in the financial statements in August 2008. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service based vesting conditions. Assumptions used in the calculation of these amounts are included in Note 12 to our audited financial statements for the year ended December 31, 2008. These amounts reflect HSNi’s accounting expense for these awards and do not correspond to the actual value that may be paid to or realized by the named executive officers.

2)	The table below describes the amounts included in the “All Other Compensation” column above for 2008.

	Mindy Grossman		Mark Ethier	Barbara Lynne Ronon	Judy Schmeling	James Warner
Housing	$87,569	*	$—	$50,210	$—	$38,039
Relocation Expenses	—		—	—	—	—
Personal Travel	—		—	—	—	4,721
Automobile	7,875		—	—	—	—
401(k) Plan match	5,442		7,750	3,731	7,750	5,902

Total All Other Compensation	$100,886		$7,750	$53,941	$7,750	$48,662

*	This amount includes a tax “gross-up” for Ms. Grossman of $30,194.
(3)	Ms. Ronon joined the company on October 15, 2007.
(4)	Includes compensation earned by Mr. Warner from January 1 through March 12, 2007 as an employee of Ticketmaster, a subsidiary of IAC. Such amounts were converted to U.S. dollars based on an average exchange rate for 2007 of 1 GBP to $0.49987.
(5)	Effective June 17, 2009, Mr. Warner and HSNi mutually agreed to end Mr. Warner’s employment with HSNi.

Grants of Plan-Based Awards

The table below provides the following information regarding equity awards granted to our named executive officers in 2008 under the Plan (including Adjusted Awards). For information concerning RSU and stock option awards received by our named executives in connection with the spin-off, see “Equity Grants in Connection with the Spin-off” below.

Name	Grant Date	All Other Option Awards: Number of Units or Shares of Common Stock Underlying Options(#)	Exercise or Base Price of Option Awards ($)(sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
Mindy Grossman
Options(2)	8/20/08	142,521	30.46	584,000
Options(2)	8/20/08	205,864	37.58	717,000
Options(2)	8/20/08	370,555	44.71	1,115,000
Options(2)	8/21/08	348,930	16.48	2,758,370

Mark Ethier
Options(2)	8/21/08	59,318	16.46	469,136
SARs(3)	12/22/08	22,500	5.76	54,225

Barbara Lynne Ronon
Options(2)	8/21/08	13,957	16.46	110,385
SARs(3)	12/22/08	22,500	5.76	54,225

Judy Schmeling
Options(2)	8/21/08	59,318	16.46	469,136
SARs(3)	12/22/08	22,500	5.76	54,225

James Warner
Options(2)	8/21/08	43,965	16.46	347,713
SARs(3)	12/22/08	22,500	5.76	54,225

(1)	This amount reflects the fair value that will be recognized for financial statement reporting purposes in accordance with FAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service based vesting conditions. Assumptions used in the calculation of these amounts are included in Note 12 to our audited financial statements for the year ended December 31, 2008. These amounts reflect HSNi’s accounting expense for these awards, and do not correspond to the actual value that may be paid to or realized by the named executive officers.

(2)	Reflects options that vest in four equal annual increments and expire after ten years.
(3)	Reflects stock-settled SARs that vest in equal increments on the second and third anniversary of the date of grant.

Outstanding Equity Awards at Fiscal Year-End

The table below provides information regarding various HSNi equity awards held by HSNi’s named executive officers as of December 31, 2008. The market value of all awards is based on the closing price of HSNi common stock of $7.27 as of December 31, 2008.

	Stock Appreciation Rights and Option Awards(1)				Stock Awards(2)(3)
Name	Number of Securities Underlying Unexercised SARs and Options (#) (Exercisable)	Number of Securities Underlying Unexercised SARs and Options (#) (Unexercisable)	SARs and Option Exercise Price ($)	SARs and Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(4)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)
Mindy Grossman		348,929	16.48	4/9/18
		142,521	30.46	8/20/18
		205,864	37.58	8/20/18
		370,555	44.71	8/20/18	135,931	988,218

Mark Ethier		59,318	16.46	1/31/18
		22,500	5.76	12/22/18	40,008	290,858

Barbara Lynne Ronon		13,957	16.46	1/31/18
		22,500	5.76	12/22/18	22,119	160,805

Judy Schmeling	499		22.21	12/20/09
	1,400		18.96	12/16/11		—
		59,318	16.46	1/31/18
		22,500	5.76	12/22/18	18,639	135,506

James Warner	287		8.19	2/20/11
	116		12.34	5/15/11
	221		23.74	3/19/12
		43,965	16.46	1/31/18
		22,500	5.76	12/22/18	7,914	57,535

(1)	In connection with the spin-off from IAC, each unexercised stock option to purchase shares of IAC common stock issued to our named executive officers and granted prior to December 31, 2007 converted into awards of HSNi and each of the other Spincos. All stock options granted by IAC after December 31, 2007 converted into awards of HSNi. Adjustments were made to the number of shares subject to such awards and to the corresponding exercise prices based on the relative market capitalizations of HSNi and each of the Spincos to maintain pre-and post spin-off value.
(2)	In connection with the spin-off, RSUs granted by IAC converted into awards in HSNi, and for certain awards, awards in the other four Spincos.
(3)	The table below provides the following information regarding RSU awards in HSNi stock held by HSNi’s named executive officers as of December 31, 2008: (i) the grant date of each award, (ii) the number of RSUs outstanding (on an aggregate and grant-by-grant basis), (iii) the market value of RSUs outstanding as of December 31, 2008, (iv) the vesting schedule for each award and (v) the total number of RSUs that vested or are scheduled to vest in each of the fiscal years ending December 31, 2009, 2010, 2011 and 2012.

	Number of Unvested RSUs as of 12/31/08	Market Value of Unvested RSUs as of 12/31/08	Vesting Schedule (#)
Name and Grant Date	(#)	($)	2009	2010	2011	2012
Mindy Grossman
5/17/06	27,981	203,422	9,327	9,327	9,327	—
5/17/06(b)	30,652	222,840	—	—	30,652	—
2/16/07(c)	7,512	54,612	—	7,512	—	—
4/9/08(d)	69,786	507,344		—	—	69,786

Total	135,931	988,218	9,327	16,839	39,979	69,786

Mark Ethier
2/6/06(a)	8,426	61,257	—	4,213	4,213	—
2/6/06(b)	24,373	177,192	—	—	24,373	—
2/16/07(a)	4,204	30,563	—	1,401	1,401	1,402
2/16/07(c)	3,005	21,846	—	3,005	—	—

Total	40,008	290,858	—	8,619	29,987	1,402

Barbara Lynne Ronon
9/12/07(a)	11,684	84,943	2,921	2,921	2,921	2,921
9/12/07(c)	10,435	75,862	—	10,435	—	—

Total	22,119	160,805	2,921	13,356	2,921	2,921

Judy Schmeling
2/6/06(a)	6,922	50,323	—	3,461	3,461	—
2/16/07(a)	4,204	30,563	—	1,401	1,401	1,402
2/16/07(c)	7,513	54,620	—	7,513	—	—

Total	18,639	135,506		12,375	4,862	1,402

James Warner
2/6/06(a)	1,606	11,676	—	803	803	—
2/16/07(a)	3,678	26,739	—	1,226	1,226	1,226
2/16/07(c)	2,630	19,120	—	2,630	—	—

Total	7,914	57,535	—	4,659	2,029	1,226

(a)	Originally these awards were to vest in five equal annual installments on each of the first five anniversaries of the grant date subject to continued employment. As a result of the spin-off, any awards scheduled to vest by February 2009 accelerated and vested at the date of the spin-off.
(b)	These awards vest in one lump sum installment on the fifth anniversary of the grant date, subject to continued employment, and will settle in stock of all five Spincos.
(c)	These awards vest in one lump sum installment on the third anniversary of the date of grant, subject to continued employment, and will settle in stock of all five Spincos.
(d)	These awards vest in one lump sum installment on the fourth anniversary of the date of grant, subject to continued employment.

Equity Grants in Connection with the Spin-off

In connection with the spin-off, certain IAC RSU and stock option awards held by our named executive officers were converted into (i) HSNi RSUs and stock options and (ii) RSUs and stock options of the other Spincos—IAC, Interval Leisure Group, Inc., Ticketmaster Entertainment, Inc. and Tree.com. Only HSNi RSUs and stock options received in connection with the spin-off are reflected in the Outstanding Equity Awards at Fiscal Year-End table above.

The tables below provide information concerning the RSUs and stock options of the other Spincos that were received by our named executives in connection with our spin-off.

Name and Security	Award Type	Grant Date	Number of Spinco Securities Underlying Options (a)	Intrinsic Value of Spinco Option Awards at 12/31/2008 ($/Sh)(b)	Number of Spinco Shares of Stock or Units (#)(c)	Market Value of Spinco RSUs that have not vested as of 12/31/2008 ($)(d)
Mindy Grossman
IAC	RSUs	8/21/2008	—	—	10,866	170,922
Interval Leisure Group, Inc.	RSUs	8/21/2008	—	—	4,346	23,425
Ticketmaster Entertainment	RSUs	8/21/2008	—	—	4,346	27,901
Tree.com	RSUs	8/21/2008	—	—	725	1,885

						224,133

Mark Ethier
IAC	RSUs	8/21/2008	—	—	12,452	195,870
Interval Leisure Group, Inc.	RSUs	8/21/2008	—	—	4,981	26,848
Ticketmaster Entertainment	RSUs	8/21/2008	—	—	4,981	31,978
Tree.com	RSUs	8/21/2008	—	—	824	2,142

						256,838

Barbara Lynne Ronon
IAC	RSUs	8/21/2008	—	—	1,744	27,433
Interval Leisure Group, Inc.	RSUs	8/21/2008	—	—	699	3,768
Ticketmaster Entertainment	RSUs	8/21/2008	—	—	699	4,488
Tree.com	RSUs	8/21/2008	—	—	116	302

						35,991

Judy Schmeling
IAC	Stock Options	8/21/2008	4,748	—	—	—
Interval Leisure Group, Inc.	Stock Options	8/21/2008	1,899	—	—	—
Ticketmaster Entertainment	Stock Options	8/21/2008	1,899	—	—	—
Tree.com	Stock Options	8/21/2008	316	—	—	—
IAC	RSUs	8/21/2008	—	—	4,182	65,783
Interval Leisure Group, Inc.	RSUs	8/21/2008	—	—	1,673	9,017
Ticketmaster Entertainment	RSUs	8/21/2008	—	—	1,673	10,741
Tree.com	RSUs	8/21/2008	—	—	280	728

						86,269

James Warner			—
IAC	Stock Options	8/21/2008	1,560	—	—	—
Interval Leisure Group, Inc.	Stock Options	8/21/2008	624	—	—	—
Ticketmaster Entertainment	Stock Options	8/21/2008	624	—	—	—
Tree.com	Stock Options	8/21/2008	104	—	—	—

Name and Security	Award Type	Grant Date	Number of Spinco Securities Underlying Options (a)	Intrinsic Value of Spinco Option Awards at 12/31/2008 ($/Sh)(b)	Number of Spinco Shares of Stock or Units (#)(c)	Market Value of Spinco RSUs that have not vested as of 12/31/2008 ($)(d)
IAC	RSUs	8/21/2008	—	—	1,464	23,029
Interval Leisure Group, Inc.	RSUs	8/21/2008	—	—	586	3,159
Ticketmaster Entertainment	RSUs	8/21/2008	—	—	586	3,762
Tree.com	RSUs	8/21/2008	—	—	99	257

						30,207

(a)	All stock options are fully vested and exercisable.
(b)	Intrinsic value represents the pre-tax difference between the closing price of the security on December 31, 2008 and the exercise price for all “in the money” stock options.
(c)	Subject to continued employment, the RSUs vest at various times through May 2011.
(d)	The market value of RSU awards is based on the closing price of the respective Spinco common stock as of December 31, 2008.

Option Exercises and Stock Vested

In connection with the spin-off, IAC’s Compensation and Human Resources Committee determined that certain IAC-granted equity awards would accelerate in connection with the spin-off. As a result, our named executive officers received shares that were converted into shares of HSNi and each of the Spincos. The table below provides information regarding the number of shares acquired by our named executive officers during 2008 upon the vesting of RSU awards and the related value realized, excluding the effect of any applicable taxes. The dollar value realized upon vesting of RSUs represents the closing price of common stock on the applicable vesting date multiplied by the number of RSUs. As described in “Equity Grants in Connection with the Spin-off,” at the time of the spin-off certain IAC option awards held by our named executive officers were converted into options to purchase shares of common stock of the other Spincos. None of our named executive officers exercised options to purchase shares of common stock of any of the Spincos in 2008.

Name and Security	Award Type	Stock Awards
		Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mindy Grossman
Pre-Spin IAC	RSUs	6,682	139,052
HSNi	RSUs	—	—
IAC	RSUs	—	—
Interval Leisure Group, Inc.	RSUs	—	—
Ticketmaster Entertainment	RSUs	—	—
Tree.com	RSUs	—	—

			139,052

Mark Ethier
Pre-Spin IAC	RSUs	12,615	297,974
HSNi	RSUs	8,651	109,089
IAC	RSUs	21,625	332,128
Interval Leisure Group, Inc.	RSUs	8,651	122,152
Ticketmaster Entertainment	RSUs	8,651	187,208
Tree.com	RSUs	1,444	10,714

			1,059,265

Barbara Lynne Ronon
Pre-Spin IAC	RSUs	—	—
HSNi	RSUs	419	5,284
IAC	RSUs	1,046	16,065
Interval Leisure Group, Inc.	RSUs	419	5,916
Ticketmaster Entertainment	RSUs	419	9,067
Tree.com	RSUs	70	519

			36,851

Judy Schmeling
Pre-Spin IAC	RSUs	12,194	285,303
HSNi	RSUs	9,872	124,486
IAC	RSUs	24,676	378,986
Interval Leisure Group, Inc.	RSUs	9,872	139,393
Ticketmaster Entertainment	RSUs	9,872	213,630
Tree.com	RSUs	1,647	12,221

			1,154,019

James Warner
Pre-Spin IAC	RSUs	3,514	81,285
HSNi	RSUs	783	9,874
IAC	RSUs	1,955	30,026
Interval Leisure Group, Inc.	RSUs	783	11,056
Ticketmaster Entertainment	RSUs	783	16,944
Tree.com	RSUs	133	987

			150,172

Payments Upon Termination or Change of Control

We have entered into employment agreements and maintain certain plans that will require us to provide compensation or other benefits to our named executive officers in connection with certain events related to a termination of employment or change of control. Set forth below are descriptions of these arrangements as they were in effect as of December 31, 2008.

Grossman Arrangements

Under Ms. Grossman’s employment agreement, upon a termination by the company for other than death or disability and without Cause (as defined below) or resignation by Ms. Grossman for Good Reason (as defined below), Ms. Grossman will be entitled to certain benefits. These benefits include continued payment of her base salary and provision of health benefits for a period of twenty-four consecutive months. She will also be entitled to pro rated portions of the bonus she would otherwise earn during the year in which the qualifying termination occurs, payable at the time such bonus would otherwise be payable. Ms. Grossman’s rights under her long-term cash incentive plan continue following such a termination.

Under Ms. Grossman’s employment agreement, “Cause” shall mean:

•

the plea of guilty or nolo contendere to, or conviction for, the commission of a felony offense by employee; provided, however, that after indictment, we may suspend executive from the rendition of services, but without limiting or modifying in any other way our obligations under the agreement; provided, further, that Ms. Grossman’s employment shall be immediately reinstated if the indictment is dismissed or otherwise dropped and there is not otherwise grounds to terminate Ms. Grossman’s employment;

•

a material breach by the executive of a fiduciary duty owed to us, which in the good faith reasonable determination of the Board, undermines the confidence of the Board in Ms. Grossman’s fitness to continue in her position, and a failure to cure such breach upon receipt of notice;

•	a material breach by executive of any of the covenants made by executive in her employment agreement and a failure to cure such breach upon receipt of notice;

•	the continued failure to perform material duties required by the agreement upon receipt of notice; or

•	a knowing and material violation of any material company policy pertaining to ethics, wrongdoing or conflicts of interest and a failure to cure such breach upon receipt of notice.

In each case, cause shall only be deemed to exist if it is determined in good faith by the vote of not less than 2/3 of the Board of Directors (excluding Ms. Grossman).

Under Ms. Grossman’s employment agreement, “Good Reason” shall mean:

•	HSNi’s material breach of the agreement;

•

the material reduction in title, duties, reporting responsibilities or level of responsibilities, excluding any such reduction resulting from any disposition of assets so long as we retain the business relating to the HSN television network and web-site and acknowledging that the involvement of the Chairman of the Board in certain matters primarily related to public company reporting, significant corporate transactions, or other significant financial, legal and accounting matters, shall not constitute any such reduction provided that Ms. Grossman continues to have primary responsibility for the management of all operations and activities of the businesses of the company;

•	a material reduction in base salary or target bonus, or

•	relocation to an area more than 50 miles from New York City.

Upon termination of employment for death or disability, Ms. Grossman is entitled to accelerated vesting of a percentage, based on years of service, of the unvested portion of the awards granted to her pursuant to her employment agreement. In addition, upon a termination of employment by the company for other than death, disability or Cause, a termination of employment by Ms. Grossman for Good Reason, or a Change of Control (as defined below) Ms. Grossman is entitled to accelerated vesting of all unvested awards outstanding as of that date.

Under Ms. Grossman’s employment agreement, “Change of Control” shall mean:

•

The acquisition by any individual, entity or group, other than HSNi, of beneficial ownership of equity securities of HSNi representing more than 50% of the voting power of the then outstanding equity securities of HSNi entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”);

•

Individuals who, as of the effective date, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the effective date, whose election, or nomination for election by our shareholders, was approved by a vote of at least a majority of the Incumbent Directors at such time shall become an Incumbent Director, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

•

Consummation of a reorganization, merger, consolidation, sale or other disposition of all or substantially all of the assets of HSNi, the purchase of assets or stock of another entity, or other similar corporate transaction (a “Business Combination”), in each case, unless immediately following such Business Combination, (A) more than 50% of the resulting voting power shall reside in Outstanding Company Voting Securities retained by our shareholders in the Business Combination and/or voting securities received by such shareholders in the Business Combination on account of Outstanding Company Voting Securities, and (B) at least a majority of the members of the board of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination were Incumbent Directors at the time of the initial agreement, or action of the Board, providing for such Business Combination; or

•	Approval by our shareholders of a complete liquidation or dissolution of the company.

The amounts payable upon termination are all subject to the execution of a general release and to compliance with confidentiality, non-compete, non-solicitation of employees and non-solicitation of customer covenants set forth in the relevant employment agreements. Salary continuation payments will be offset by the amount of any compensation earned by an executive from other employment during the severance payment period.

Ethier, Schmeling and Warner Arrangements

Under their employment agreements, upon termination of their employment for other than death, disability or Cause (as defined below), these named executive officers are entitled to salary continuation for the remainder of their agreements. The expiration dates of the employment agreements for Mr. Ethier and Ms. Schmeling are February 28, 2010 and October 26, 2010, respectively. The expiration date of the employment agreement for Mr. Warner was October 26, 2010; however, effective June 17, 2009, Mr. Warner and HSNi mutually agreed to end Mr. Warner’s employment with HSNi.

Under these employment agreements, “cause” shall mean:

•

the plea of guilty or nolo contendere to, or conviction for, the commission of a felony offense by employee; provided, however, that after indictment, we may suspend executive from the rendition of services, but without limiting or modifying in any other way our obligations under the agreement;

•	a material breach by the executive of a fiduciary duty owed to us;

•	a material breach by executive of any of the covenants made by executive in his or her employment agreement;

•	the willful or gross neglect by the executive of the material duties required by the agreement; or

•	a violation of any company policy pertaining to ethics, wrongdoing or conflicts of interest.

Over the years, these named executive officers have been issued awards of various types. These awards contain various provisions for acceleration upon different events. Generally, upon termination of employment by HSNi for other than death, disability, or Cause, the named executive officers are entitled to accelerated vesting of certain of these awards. In addition, upon Change of Control (as defined above), the named executive officers are also entitled to accelerated vesting of certain unvested awards outstanding as of that date. Upon a Change of Control (combined with a termination of employment), these named executive officers are entitled to accelerated vesting of all unvested awards outstanding as of that date.

The amounts payable upon termination are all subject to the execution of a general release and to compliance with confidentiality, non-compete, non-solicitation of employees and non-solicitation of customer covenants set forth in the relevant employment agreements. Salary continuation payments will be offset by the amount of any compensation earned by an executive from other employment during the severance payment period.

Estimated Post-Employment Compensation and Benefits

The following table describes the potential payments and benefits under our compensation and benefit plans and arrangements to which our named executive officers would have been entitled upon termination of employment or change in control. The amounts shown in the table assume that the termination or change in control was effective as of December 31, 2008 and that the price of HSNi common stock on which certain calculations are based was the closing price of $7.27 on The Nasdaq Global Select Market on that date. These amounts do not take into account equity grants made, and contractual obligations entered into, after December 31, 2008. The actual amounts to be paid out can only be determined at the time the event actually occurs.

Name and Benefit	Termination without cause	Resignation for good reason	Death or Disability	Change in Control	Termination w/o cause or for good reason in connection with Change in Control
Mindy Grossman
Cash Severance (salary)	$2,000,000	$2,000,000	—	—	$2,000,000
Stock Options and SARs (vesting accelerated)	—	—	—	—	—
RSUs (vesting accelerated)	1,212,345	1,212,345	—	1,212,345	1,212,345
Health Benefits	23,346	23,346	—	—	23,346

Total estimated value	$3,235,691	$3,235,691	—	$1,212,345	$3,235,691

Mark Ethier
Cash Severance (salary)	$522,693	—	—	—	$522,693
Stock Options and SARs (vesting accelerated)	—	—	—	—	33,975
RSUs (vesting accelerated)	—	—	—	—	547,696

Total estimated value	$522,693	—	—	—	$1,104,364

Name and Benefit	Termination without cause	Resignation for good reason	Death or Disability	Change in Control	Termination w/o cause or for good reason in connection with Change in Control
Barbara Lynne Ronon
Cash Severance (salary)	$374,520	—	—	—	$374,520
Stock Options and SARs (vesting accelerated)	—	—	—	—	33,975
RSUs (vesting accelerated)		—	—	—	196,795

Total estimated value	$374,520	—	—	—	$605,290

Judy Schmeling
Cash Severance (salary)	$911,539	—	—	—	$911,539
Stock Options and SARs (vesting accelerated)	—	—	—	—	33,975
RSUs (vesting accelerated)	—	—	—	—	221,775

Total estimated value	$911,539	—	—	—	$1,167,289

James Warner(1)
Cash Severance (salary)	$638,077	—	—	—	$638,077
Stock Options and SARs (vesting accelerated)	—	—	—	—	33,975
RSUs (vesting accelerated)	—	—	—	—	87,742

Total estimated value	$638,077	—	—	—	$759,794

(1)	Effective June 17, 2009, Mr. Warner and HSNi mutually agreed to end Mr. Warner’s employment with HSNi.

Securities Authorized for Issuance under Equity Compensation Plans

The table below provides information pertaining to all compensation plans under which equity securities of our company are authorized for issuance as of December 31, 2008:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column)
Equity compensation plans approved by security holders for:

Employee equity compensation	2,232,891	15.56	2,767,109

Non-employee directors’ deferred compensation plan	3,961	—	96,039

Adjusted Awards under employee equity plan approved by IAC shareholders prior to the spin-off	4,819,674	15.25	—

Subtotal	7,056,526	15.35	2,863,148

Equity compensation plans not approved by security holders:	—	—	—

Total equity compensation plans (2)	7,056,526	15.35	2,863,148

(1)	The calculation of the weighted average exercise price includes RSUs that do not have an exercise price. Excluding the RSUs, the weighted average exercise price of outstanding options and SARs would be $19.30 for the equity compensation plan approved by security holders, $19.25 for the equity compensation plan approved by IAC shareholders prior to the spin-off and $19.27 for all equity compensation plans.
(2)	Approximately 2.3 million of the securities to be issued are held by employees of the other Spincos and not by employees of HSNi.

Pension Benefits

We do not currently have any plans that provide for payments or other benefits at, following, or in connection with retirement.

Non-Qualified Deferred Compensation

We do not currently have any other defined contribution or other plan that provides for deferred compensation on a basis that is not tax-qualified.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership of Officers and Directors

The following table sets forth information as of March 6, 2009, with respect to the beneficial ownership of our common stock by (i) each shareholder who, to our knowledge, is the beneficial owner of more than 5% of the outstanding common stock, (ii) each director (iii) each of our named executive officers, and (iv) all of our executive officers and directors as a group. The percentages below are based on 56,342,620 shares of common stock outstanding on March 6, 2009. In each case, except as otherwise indicated in the footnotes to the table, the shares of common stock are owned directly by the named owners, with sole voting and dispositive power.

Beneficial ownership has been determined in accordance with the SEC rules and regulations. For purposes of this table, a person is deemed to be the beneficial owner of a security if he or she (a) has or shares voting power or dispositive power with respect to such security, or (b) has the right to acquire such ownership within sixty days. “Voting power” is the power to vote or direct the voting of shares, and “dispositive power” is the power to dispose or direct the disposition of shares, irrespective of any economic interest in such shares. In calculating the percentage ownership of percent of equity vote for a given individual or group, the number of shares or common stock outstanding includes unissued shares subject to options, warrants, rights or conversion privileges exercisable within sixty days held by such individual or group, but are not deemed outstanding by any other person or group.

Name and Address of Beneficial Owner	Shares	%
Liberty Media Corporation(1) 12300 Liberty Boulevard Englewood, CO 80112	16,643,958	29.5
Lord Abbett & Co. LLC(2) 90 Hudson Street, 11th Floor Jersey City, NJ 07302	9,782,413	17.4
Gregory R. Blatt	33,512	*
Patrick Bousquet-Chavanne(3)	2,063	—
Michael C. Boyd	—	—
William Costello(4)	14,219	*
Mark Ethier(5)	20,597	*
James M. Follo	—	—
Mindy Grossman(6)	114,773	*
Stephanie Kugelman	—	—
Arthur C. Martinez	2,500	*
Thomas J. McInerney	57,975	*
John B. Morse, Jr.(3)	179	—
Barbara Lynne Ronon(7)	3,796	—
Judy Schmeling (8)	27,601	*
James Warner (9)	12,662	*
All executive officers and directors as a group (14 persons)	289,877	*

*	The percentage of shares beneficially owned does not exceed 1%
(1)	Reflects shares beneficially owned by Liberty Media Corporation (“Liberty”) as of August 20, 2008, based on Schedule 13D filed with the SEC on August 29, 2008, which indicates that Liberty, whose principal business is owning a broad range of electronic retailing, media, communications and entertainment businesses and investments, has sole voting and dispositive power with respect to such shares. According to a Schedule 14A filed by Liberty on April 24, 2008, Liberty’s chairman, John C. Malone, controls 33% of the voting power of Liberty.
(2)

Reflects shares beneficially owned by Lord Abbett & Co. LLC (“Lord Abbett”) as of December 31, 2008, based on a Schedule 13G/A filed with the SEC on February 13, 2009, which indicates that Lord Abbett, an investment advisor, has sole dispositive power with respect to all such shares and sole voting power with respect to 8,406,833 shares. According to the Schedule 13G/A, the shares are held on behalf of investment advisory clients, which may include investment companies registered under the

Investment Company Act, employee benefit plans, pension funds and other institutional clients. The Schedule 13G/A certifies that such shares were acquired in the ordinary course and not with the purpose or with the effect of changing or influencing control of HSNi.

(3)	Represents share units accrued in lieu of cash fees for serving as a director pursuant to HSNi’s Non-Employee Director Compensation Plan.
(4)	Includes (i) 1,719 share units accrued in lieu of cash fees for serving as a director pursuant to HSNi’s Non-Employee Director Compensation Plan and (ii) 12,500 shares of HSNi common stock held directly by the reporting person.
(5)	Represents (i) 5,768 shares of common stock and (ii) 14,829 shares issuable upon currently exercisable options.
(6)	Represents (i) 16,715 shares held directly. (ii) 1,500 shares held by a family member sharing the same household, (iii) 87,232 shares issuable upon currently exercisable options, and (iv) 9,326 shares issuable upon vesting of RSUs which vest on May 1, 2009.
(7)	Represents (i) 307 shares held directly by Ms. Ronon, and (ii) 3,489 shares represented by currently exercisable options.
(8)	Represents (i) 10,873 shares held directly by Ms. Schmeling or held indirectly by Ms. Schmeling through a 401(k) Plan, and (ii) 16,728 shares issuable upon currently exercisable options.
(9)	Represents (i) 1,047 shares held directly by Mr. Warner, and (ii) 11,615 shares issuable upon currently exercisable options. Effective June 17, 2009, Mr. Warner and HSNi mutually agreed to end Mr. Warner’s employment with HSNi.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning the capital stock of the Company. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Amended and Restated Certificate of Incorporation of the Company or its Amended and Restated By-laws. The summary is qualified by reference to these documents, which you must read for complete information on the capital stock of the Company. The Amended and Restated Certificate of Incorporation and by-laws of the Company are included as exhibits to the Company’s registration statement on Form S-1, of which this prospectus is a part.

Distributions of Securities

In the past three years, the Company has not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities, that were not registered under the Securities Act.

Common Stock

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share, and the preferred stock described below. As of March 6, 2009, we had approximately 56.3 million shares of common stock, par value $0.01 per share. The issued and outstanding shares of our common stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Subject to prior dividend rights of the holders of any preferred shares, holders of shares of common stock of the Company are entitled to receive dividends when, as and if declared by its board of directors out of funds legally available for that purpose.

Each share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. Holders of shares of common stock do not have cumulative voting rights. In other words, a holder of a single share of our common stock cannot cast more than one vote for each position to be filled on our board of directors.

In the event of any liquidation, dissolution or winding up of the Company after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to shareholders. Shares of common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of common stock are not currently entitled to preemptive rights.

Preferred Stock

HSNi is authorized to issue up to 25,000,000 shares of preferred stock, par value $.01 per share. Our board of directors, without further action by the holders of our common stock, may issue shares of preferred stock. The board of directors is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority possessed by our board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of our common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and the board of directors does not have a present intention to issue any shares of preferred stock.

In December 2008, HSNi’s Board of Directors approved the creation of a Series A Junior Participating Preferred Stock, adopted a shareholders rights plan and declared a dividend of one right for each outstanding share of common stock held by our shareholders of record as of the close of business on January 5, 2009. The rights will attach to any additional shares of common stock issued after January 5, 2009. Initially, these rights, which will trade with the shares of our common stock, will not be exercisable. Under the rights plan, these rights will be exercisable if a person or group acquires or commences a tender or exchange offer for 15% or more of our common stock. If the rights become exercisable, each right will permit its holder, other than the “acquiring person,” to purchase from us shares of common stock at a 50% discount to the then prevailing market price. As a result, the rights will cause substantial dilution to a person or group that becomes an “acquiring person” on terms not approved by our Board of Directors.

Restrictions on Payment of Dividends

The Company is incorporated in Delaware and is governed by Delaware law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.

Section 203 of the Delaware General Corporation Law

Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an “interested shareholder.” Generally, an “interested shareholder” for this purpose is a shareholder who is directly or indirectly a beneficial owner of 15% or more of the outstanding voting power of a Delaware corporation. This provision, if applicable, prohibits certain business combinations between an interested shareholder and a corporation for a period of three years after the date on which the shareholder became an interested shareholder, unless: (1) the transaction which resulted in the shareholder becoming an interested shareholder is approved by the corporation’s board of directors before the shareholder became an interested shareholder, (2) the interested shareholder acquired at least 85% of the voting power (as calculated pursuant to Section 203) of the corporation in the transaction in which the shareholder became an interested shareholder, or (3) the business combination is approved by a majority of the board of directors and the affirmative vote of the holders of two-thirds of the outstanding voting power not owned by the interested shareholder at or subsequent to the time that the shareholder became an interested shareholder. These restrictions do not apply in certain circumstances, including if the corporation’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203. If such a provision is adopted by an amendment to the corporation’s certificate of incorporation, the amendment will be effective immediately if, among other requirements, the corporation has never had a class of voting stock listed on a national securities exchange or held of record by more than 2,000 shareholders. If this and other requirements are not satisfied, the amendment will not be effective until 12 months after its adoption and will not apply to any business combination between the corporation and any person who became an interested shareholder on or prior to such adoption.

In accordance with Section 203, the restrictions on certain business combinations in Section 203 will not apply in respect of the Company following the spin-off.

Anti-takeover Effects of the Certificate of Incorporation and By-laws of HSNi and Delaware Law

Some provisions of our Amended and Restated Certificate of Incorporation and by-laws and certain provisions of Delaware law could make the following more difficult:

•	acquisition of the Company by means of a tender offer;

•	acquisition of the Company by means of a proxy contest or otherwise; or

•	removal of incumbent officers and directors of the Company.

Size of Board and Vacancies

Our Amended and Restated Certificate of Incorporation and by-laws provide that the number of directors on the Company’s board of directors will be fixed exclusively by the board of directors. Newly created directorships resulting from any increase in the authorized number of directors will be filled by a majority of the directors then in office, provided that a majority of the entire board of directors, or a quorum, is present and any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of the remaining directors in office, even if less than a quorum is present.

Elimination of Shareholder Action by Written Consent

Our Amended and Restated certificate of incorporation and by-laws expressly eliminate the right of shareholders to act by written consent. Shareholder action must take place at the annual or a special meeting of the Company’s shareholders.

Shareholder Meetings

Under our Amended and Restated Certificate of Incorporation and by-laws, shareholders are not entitled to call special meetings of shareholders; only a majority of our board of directors or specified individuals may call such meetings.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our Amended and Restated by-laws establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In particular, shareholders must notify the corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our Amended and Restated by-laws. To be timely, the notice must be received at the Company’s principal executive office not later than 45 or more than 75 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year’s annual meeting of shareholders. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the shareholder, to be timely, must be delivered no later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Moreover, in the event that the number of directors to be elected to the board of directors is increased and there is no public announcement by the Company naming all of the nominees for director or specifying the size of the increased board of directors at least 55 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year’s annual meeting of shareholders, the shareholder’s notice will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the corporate secretary at the principal executive offices of the Company not later than the close of business on the 10th day following the day on which such public announcement is first made by the Company.

Undesignated Preferred Stock

The authorization in our Amended and Restated Certificate of Incorporation with respect to the issuance of undesignated preferred stock makes it possible for the our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. The provision in our Amended and Restated Certificate of Incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of the Company’s management.

Resale of Common Stock

As security holders, you will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of our securities by you. In addition, if you are deemed an “affiliate” of HSNi (as defined in Rule 405 of the Securities Act), the securities offered hereby may be deemed “restricted securities” (as defined in Rule 144 under the Securities Act) notwithstanding their registration under the registration statement on Form S-1, of which this prospectus is a part. As a result you will not be able to sell the securities offered hereby absent an effective registration statement covering such sales or an available exemption from registration under the Securities Act.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review and Approval of Related Person Transactions

Prior to the spin-off in August 2008, we were subject to the policies and procedures of IAC regarding the review and approval of related person transactions. Immediately prior to the spin-off, we adopted a written policy governing the review and approval of related person transactions. Consistent with applicable law and listing standards, the terms “related person” and “transaction” are determined by reference to Item 404(a) of Regulation S-K under the Securities Act. In accordance with the policy, management is required to determine whether any proposed transaction, arrangement or relationship with a related person falls within the definition of “transaction,” and if so, submit the transaction to the Audit Committee for approval. The Audit Committee, in considering whether to approve related person transactions, consider all facts and circumstances that it deems relevant.

Relationships Involving Named Executive Officers

HSNi works with High Fashion Garments, Inc., or HFG, and a number of other third parties to develop new product lines and source manufacturers for existing product lines in the ordinary course of business. The brother-in-law of Mindy Grossman, HSNi’s Chief Executive Officer, is an employee of HFG, in which capacity he assisted with the development and manufacturing of three product lines for HSN, and his spouse is a consultant for HFG, in which capacity she assisted with the design and development of a product line for HSN. In 2008, HSNi purchased merchandise from HFG that was developed, manufactured and/or designed with assistance from these individuals. For the ended December 31, 2008, HSNi paid this vendor $5,425,178 for merchandise.

Relationship Between HSNi and IAC

HSNi’s expenses include allocations from IAC of costs associated with IAC’s accounting, treasury, legal, tax, corporate support, human resources and internal audit functions. These expenses were allocated based on the ratio of HSNi’s revenue as a percentage of IAC’s total revenue. Allocated costs were $3.3 million for the year ended December 31, 2008. It is not practicable to determine what the amounts of these expenses would have been incurred had HSNi operated as an unaffiliated entity. In the opinion of management, the allocation method is reasonable.

During 2008, IAC provided HSNi with non-cash advertising totaling $8.0 million.

For purposes of governing certain of the ongoing relationships between HSNi and IAC at and after the spin-off and to provide for an orderly transition, effective August 20, 2008, HSNi entered into the following agreements:

•

a Separation and Distribution Agreement that sets forth the arrangements between IAC and HSNi regarding the principal transactions necessary to separate HSNi from IAC, and that governs certain aspects of the relationship of HSNi with IAC and the other Spincos after the spin-off;

•

a Tax Sharing Agreement that governs the respective rights, responsibilities and obligations of IAC and HSNi after the spin-off with respect to tax periods ending on or before the spin-off, including tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, other taxes and related tax returns;

•

an Employee Matters Agreement that covers a wide range of compensation and benefit issues, including the allocation among IAC and HSNi of responsibility for the employment and benefit obligations and liabilities of each company’s current and former employees (and their dependents and beneficiaries), as well as the provision of health and welfare benefits to employees of HSNi (the costs of which will be borne by HSNi) pursuant to IAC’s employee benefit plans through the end of 2008; and

•	a Transition Services Agreement that governs the provision of transition services among IAC and HSNi.

Relationship between HSNi and Liberty

Also in connection with the spin-off, pursuant to a Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among HSNi, IAC, Liberty Media Corporation (“Liberty”) and a subsidiary of Liberty that holds shares of IAC common stock and IAC Class B common stock (together with Liberty, the “Liberty Parties”), HSNi (i) assumed from IAC all rights and obligations providing for post-spin-off governance and other arrangements at HSNi under the Spinco Agreement, dated May 13, 2008, among IAC, Liberty and affiliates of Liberty that held shares of IAC common stock and/or Class B common stock at the time such Spinco Agreement was entered into, and (ii) as required by the Spinco Agreement, entered into a registration rights agreement with the Liberty Parties.

Spinco Agreement

Representation of Liberty on the Board of Directors

The Spinco Agreement generally provides that so long as Liberty beneficially owns securities of HSNi representing at least 20% of the total voting power of the HSNi’s equity securities, Liberty has the right to nominate up to 20% of the directors serving on the Board of Directors (rounded up to the nearest whole number). Any individual nominated by Liberty must be reasonably acceptable to a majority of the directors on HSNi’s Board who were not nominated by Liberty. All but one of Liberty’s nominees serving on the Board of Directors must qualify as “independent” under applicable stock exchange rules. In addition, the Nominating Committee of the Board may include only “Qualified Directors,” namely directors other than any who were nominated by Liberty, are officers or employees of HSNi or were not nominated by the Nominating Committee in connection with their initial election to the Board and for whose election any Liberty Party voted shares.

Until the second anniversary of the spin-off, the Liberty Parties agreed to vote all of the equity securities of HSNi beneficially owned by them in favor of the election of the full slate of director nominees recommended to shareholders by the HSNi Board of Directors so long as the slate includes the director-candidates that Liberty has the right to nominate.

Acquisition Restrictions

The Liberty Parties have agreed not to acquire beneficial ownership of any equity securities of HSNi (with specified exceptions) unless:

•	the acquisition was approved by a majority of the Qualified Directors;

•	the acquisition is permitted under the provisions described in “Competing Offers” below; or

•	after giving effect to the acquisition, Liberty’s ownership percentage of the equity securities of HSNi, based on voting power, would not exceed the Applicable Percentage.

The “Applicable Percentage” is Liberty’s ownership percentage upon the spin-off of HSNi, based on voting power (approximately 30% as of December 31, 2008), plus 5%, but in no event more than 35%. Following the spin-off, the Applicable Percentage for the Spinco will be reduced for specified transfers of equity securities of the Spinco by the Liberty Parties. During the first two years following the spin-off, acquisitions by the Liberty Parties are further limited to specified extraordinary transactions and, otherwise, to acquisitions representing no more than one-third of HSNi Common Stock received by the Liberty Parties in the spin-off.

Standstill Restrictions

Until the second anniversary of the spin-off, unless a majority of the Qualified Directors consent or to the extent permitted by the provisions described under “Acquisition Restrictions” or “Competing Offers” or in certain other limited circumstances, no Liberty Party may:

•	offer to acquire beneficial ownership of any equity securities of such Spinco;

•	initiate or propose any shareholder proposal or seek or propose to influence, advise, change or control the management, Board of Directors, governing instruments or policies or affairs of HSNi;

•	offer, seek or propose, collaborate on or encourage any merger or other extraordinary transaction;

•	subject any equity securities of HSNi to a voting agreement;

•	make a request to amend any of the provisions described under “Acquisition Restrictions”, “Standstill Restrictions” or “Competing Offers”;

•

make any public disclosure, or take any action which could reasonably be expected to require HSNi to make any public disclosure, with respect to any of the provisions described under “Standstill Restrictions”; or

•	enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the provisions described hereunder.

Transfer Restrictions

Unless a majority of the Qualified Directors consent, the Spinco Agreement prohibits transfers by the Liberty Parties of any equity securities of HSNi to any person except for certain transfers, including:

•	transfers under Rule 144 under the Securities Act (or, if Rule 144 is not applicable, in “broker transactions”);

•	transfers pursuant to a third party tender or exchange offer or in connection with any merger or other business combination, which merger or business combination has been approved by HSNi;

•

transfers in a public offering in a manner designed to result in a wide distribution, provided that no such transfer is made, to the knowledge of the Liberty Parties, to any person whose ownership percentage (based on voting power) of HSNi’s equity securities, giving effect to the transfer, would exceed 15%;

•

a transfer of all of the equity securities of HSNi beneficially owned by the Liberty Parties and their affiliates in a single transaction if the transferee’s ownership percentage (based on voting power), after giving effect to the transfer, would not exceed the Applicable Percentage and only if the transferee assumes all of the rights and obligations (subject to limited exceptions) of the Liberty Parties under the Spinco Agreement relating;

•

specified transfers in connection with changes in the beneficial ownership of the ultimate parent company of a Liberty Party or a distribution of the equity interests of a Liberty Party or certain similar events; and

•	specified transfers relating to certain hedging transactions or stock lending transactions in respect of the Liberty Parties’ equity securities in HSNi, subject to specified restrictions.

During the first two years following the spin-off, transfers otherwise permitted by the first and third bullets above will be prohibited, and transfers otherwise permitted by the fourth and sixth bullets above in respect of which IAC and HSNi do not make certain determinations with respect to the transferee will be prohibited, unless such transfers represent no more than one-third of HSNi Common Stock received by the Liberty Parties in the spin-off.

Competing Offers

During the period when Liberty has the right to nominate directors to the Board, if the Board determines to pursue certain types of transactions on a negotiated basis (either through an “auction” or with a single bidder), Liberty is granted certain rights to compete with the bidder or bidders, including the right to receive certain notices and information, subject to specified conditions and limitations. In connection with any such transaction that HSNi is negotiating with a single bidder, the Board must consider any offer for a transaction made in good faith by Liberty but is not obligated to accept any such offer or to enter into negotiations with Liberty.

If a third party (x) commences a tender or exchange offer for at least 35% of the capital stock of HSNi other than pursuant to an agreement with HSNi or (y) publicly discloses that its ownership percentage (based on voting power) exceeds 20% and the Board fails to take certain actions to block such third party from acquiring an ownership percentage of HSNi (based on voting power) exceeding the Applicable Percentage, the Liberty Parties generally will be relieved of the obligations described under “Standstill Restrictions” and “Acquisition Restrictions” above to the extent reasonably necessary to permit Liberty to commence and consummate a competing offer. If Liberty’s ownership percentage (based on voting power) as a result of the consummation of a competing offer in response to a tender or exchange offer described in (x) above exceeds 50%, any consent or approval requirements of the Qualified Directors in the Spinco Agreement will be terminated, and, following the later of the second anniversary of the spin-off and the date that Liberty’s ownership percentage (based on voting power) exceeds 50%, the obligations described under “Acquisition Restrictions” will be terminated.

Other

Following the spin-off, amendments to the Spinco Agreement and determinations required to be made thereunder (including approval of transactions between a Liberty Party and HSNi that would be reportable under the proxy rules) will require the approval of the Qualified Directors.

Registration Rights Agreement

Under the registration rights agreement, the Liberty Parties and their permitted transferees (the “Holders”) will be entitled to three demand registration rights (and unlimited piggyback registration rights) in respect of the shares of HSNi common stock received by the Liberty Parties as a result of the spin-off and other shares of HSNi common stock acquired by the Liberty Parties consistent with the Spinco Agreement (collectively, the “Registrable Shares”). The Holders will be permitted to exercise their registration rights in connection with certain hedging transactions that they may enter into in respect of the Registrable Shares.

HSNi will be obligated to indemnify the Holders, and each selling Holder will be obligated to indemnify HSNi, against specified liabilities in connection with misstatements or omissions in any registration statement.

DESCRIPTION OF STOCK AND ANNUAL INCENTIVE PLAN

Summary of Plan

Prior to the completion of the spin-off, IAC, our sole shareholder at the time, adopted the Plan. The purpose of the Plan is to assist management in attracting, retaining and motivating officers and employees, and to enable management to provide incentives more directly linked to the profitability of our business and increases in shareholder value. Awards under the Plan are designed to motivate our employees to focus on long-term performance through cash or equity awards and reinforce accountability by linking a portion of executive compensation to our long-term performance goals.

The Plan was also designed to assume and govern other awards originally granted under the IAC Long Term Incentive Plan, or the IAC Plan, and subsequently converted into awards under the Plan in accordance with the terms of an agreement entered into between IAC and HSNi. These are referred to as Adjusted Awards.

The Plan gives the Board of Directors, and by designation the Compensation Committee, broad authority to grant awards under the Plan, to select eligible individuals to receive awards under the Plan and to determine the terms and conditions of those awards. Following are some important factors and considerations related to the Plan, our short-term and long-term incentive programs and awards under the Plan:

•

The Plan incorporates a broad range of compensation and governance best practices, including: a limitation on the maximum amount of awards to be granted to any one individual during the term of the Plan; a requirement that the exercise price for any award shall not be less than the closing price of HSNi stock on the date of grant; and a prohibition on transfers of awards for consideration to third parties;

•

The Compensation Committee recently approved short-and long-term incentive programs that provide for specific performance targets that must be achieved before awards will be granted. The stock-settled SARs and RSUs to be awarded pursuant to these programs vest over a period of three years, thereby encouraging long-term commitments to HSNi.

•

HSNi will only allow accelerated vesting of awards upon the occurrence of both (i) a change in control and (ii) termination of employment under certain circumstances within one-year of that change in control.

•	The exercise price for awards may not be “re-priced” for other than extraordinary events, as defined in Section 3(d) of the Plan, except upon approval of our shareholders.

The Company recently submitted a proposal to its stockholders to approve a Second Amended and Restated Stock and Annual Incentive Plan. Our shareholders voted on this proposal at our annual meeting of stockholders held May 19, 2009 and approved Second Amended and Restated Stock and Annual Incentive Plan. Approval of this amended and restated plan increased the number of shares available for issuance under the Plan from 5,000,000 shares to 8,000,000 shares.

Administration

The Plan is administered by the Compensation Committee or such other committee of the Board as the Board of Directors may from time to time designate. Among other things, the committee will have the authority to select individuals to whom awards may be granted, to determine the type of award, as well as the number of shares of common stock to be covered by each award, to establish the performance goals upon which bonuses are paid and awards are made under the Plan and to determine the terms and conditions of any such awards.

Performance Goals

The Plan allows the Compensation Committee to establish the performance goals in connection with the grant of restricted stock, RSUs, bonus awards or other stock-based awards. The performance goals upon which the payment or vesting of an award to a covered employee that is intended to qualify as “performance-based compensation” depends shall relate to one or more of the following performance measures: (i) specified levels of earnings per share from continuing operations; net profit after tax; earnings before interest, taxes, depreciation and amortization, or EBITDA; and earnings before interest, taxes and amortization, or EBITA; gross profit; cash generation; unit volume; market share; sales; asset quality; earnings per share; operating income; revenues; return on assets; return on operating assets; return on equity; profits; total shareholder return (measured in terms of stock price appreciation and/or dividend growth); cost saving levels; marketing-spending efficiency; core non-interest income; change in working capital; return on capital; and/or stock price; with respect to the company or any subsidiary, affiliate, division or department and (ii) such Performance Goals shall be set by the Compensation Committee within the time period prescribed by Section 162(m) of the Code and related regulations. Such Performance Goals also may be based upon the attaining of specified levels of company, subsidiary, affiliate or divisional performance under one or more of the measures described above relative to the performance of other entities, divisions or subsidiaries.

The Compensation Committee has established specific performance goals in connection with the grant of bonus awards and stock-based awards. These are described in more detail in the section entitled “Compensation, Discussion and Analysis.” In the event that the requirements of Section 162(m) and the regulations thereunder change to permit the Compensation Committee discretion to alter the performance measures without obtaining shareholder approval of such changes, the committee shall have sole discretion to make such changes without obtaining shareholder approval.

Eligibility

In addition to individuals who hold outstanding Adjusted Awards, persons who serve or agree to serve as officers, employees, non-employee directors or consultants of HSNi and its subsidiaries and affiliates will be eligible to receive awards under the Plan. As of March 31, 2009, approximately 345 employees (including all named executive officers) are eligible to participate in the Plan.

Shares Subject to the Plan

The Plan authorizes the issuance of up to 8,000,000 shares of our common stock pursuant to new awards under the Plan, plus shares to be granted pursuant to the assumption of outstanding Adjusted Awards under the IAC Plan. No single participant may be granted awards covering in excess of 3,333,333 shares of our common stock over the life of the Plan.

The shares of our common stock subject to grant under the Plan are to be made available from authorized but unissued shares or from treasury shares, as determined from time to time by the Board of Directors. Other than Adjusted Awards, to the extent that any award is forfeited, or any option or stock appreciation right terminates, expires or lapses without being exercised, or any award is settled for cash, the shares of common stock subject to such awards not delivered as a result thereof will again be available for awards under the Plan. To the extent any Adjusted Award is forfeited, terminates, expires or lapses without being exercised or is settled for cash, the shares of common stock subject to such award not delivered as a result, do not become available for awards under the Plan. If the exercise price of any option and/or the tax withholding obligations relating to any award are satisfied by delivering shares of common stock (by either actual delivery or by attestation), only the number of shares of common stock issued net of the shares of common stock delivered or attested to will be deemed delivered for purposes of the limits in the Plan. To the extent any shares of common stock subject to an award are withheld to satisfy the exercise price (in the case of an option) and/or the tax withholding obligations relating to such award, such shares of common stock will not generally be deemed to have been delivered for purposes of the limits set forth in the Plan.

The Plan provides that in the event of certain extraordinary corporate transactions (such as a merger, consolidation, liquidation or other similar events), the committee or the Board of Directors may make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the Plan,

(ii) the various maximum limitations set forth in the Plan, (iii) the number and kind of shares or other securities subject to outstanding awards; and (iv) the exercise price of outstanding options and SARs. Notwithstanding the foregoing, the Plan also provides that the Board of Directors may not decrease the exercise price for other than extraordinary events, as defined in Section 3(d) of the Plan, except upon approval of our shareholders.

Types of Awards

Several types of stock grants can be made under the Plan. A summary of these types of grants is set forth below.

Stock Options and Stock Appreciation Rights

Stock options granted under the Plan may either be incentive stock options or nonqualified stock options. SARs granted under the Plan may either be granted alone or in tandem with a stock option. SARs may be settled in cash or stock, at the discretion of the Board or the Compensation Committee, although only stock-settled SARs have been issued to date. Holders of stock-settled SARs will only receive shares with a value equal to the spread between the current market price per share of common stock and the exercise price. The exercise price of options and SARs cannot be less than 100% of the fair market value of the stock underlying the options or SARs on the date of grant. Optionees may pay the exercise price in cash or, if approved by the committee, in common stock (valued at its fair market value on the date of exercise) or a combination thereof, or by “cashless exercise” through a broker or by withholding shares otherwise receivable on exercise. The term of options and SARs will be as determined by the committee, but options and SARs may not have a term longer than ten years from the date of grant. The committee will determine the vesting and exercise schedule of options and SARs, and the extent to which they will be exercisable after the award holder’s employment terminates. Generally, unvested options and SARs terminate upon the cessation of employment, and vested options and SARs will remain exercisable for one year after the award holder’s death, disability or retirement, and 90 days after the award holder’s termination for any other reason. Vested options and SARs will also terminate upon the optionee’s termination for cause (as defined in the Plan). Stock options and SARs are transferable only by will or by the laws of descent and distribution, or pursuant to a qualified domestic relations order or in the case of nonqualified stock options or SARs, as otherwise expressly permitted by the committee including, if so permitted, pursuant to a transfer to the participant’s family members, to a charitable organization, whether directly or indirectly or by means of a trust or partnership or otherwise.

A summary of the status of the outstanding stock options and SARs, including the Adjusted Awards and awards granted under the Plan, as of December 31, 2008 is as follows:

	Stock Options and Stock-Settled SARs
	Number of shares	Weighted Average Exercise Price (in dollars)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in dollars)
Outstanding at August 20, 2008	4,104,929	19.25
Granted (1)	1,799,826	19.30
Exercised	(9,354)	7.93
Forfeited	(2,871)	18.31
Expired	(275,017)	19.54

Outstanding at December 31, 2008 (2)	5,617,513	19.27	7.6	2,123,882

Vested and expected to vest at December 31, 2008	4,831,848	19.35	7.3	1,783,935

Exercisable at December 31, 2008	1,307,313	17.56	3.0	359,994

(1)	The calculation of weighted average exercise price includes options granted to the Chief Executive Officer on August 20, 2008 with a weighted average price of $39.84. Excluding these options, the weighed average exercise price of options granted was $5.64.
(2)	Approximately 2.0 million of the stock options and stock-settled SARs outstanding as of December 31, 2008 were held by employees of other companies that were spun-off by IAC in August 2008 and not held by HSNi employees.

The aggregate intrinsic value in the table above represents the pre-tax difference between the closing price of our common stock on December 31, 2008 of $7.27 and the exercise price for all “in the money” awards at December 31, 2008. This intrinsic value changes based on the fair market value of our common stock. The intrinsic value of the stock options and stock-settled SARs exercised during the year ended December 31, 2008 was less than $0.1 million.

The following table summarizes additional information about stock options and stock-settled SARs outstanding and exercisable under the Plan as of December 31, 2008:

	Outstanding			Exercisable
	Number Outstanding at December 31, 2008	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Number Exercisable at December 31, 2008	Weighted Average Exercise Price
$0.00 to $4.99	167,971	$3.65	6.5	84,585	$3.14
$5.00 to $9.99	1,090,351	5.94	9.4	92,851	7.89
$10.00 to $14.99	237,803	12.66	4.2	204,175	12.57
$15.00 to $19.99	2,251,303	16.85	7.6	534,527	18.08
$20.00 to $24.99	329,208	22.70	3.1	329,179	22.70
$25.00 to $73.11	1,540,877	34.23	7.7	61,996	36.36

	5,617,513	19.27	7.6	1,307,313	17.56

Restricted Stock and Restricted Stock Units

RSUs are awards in the form of phantom shares or units that are denominated in a hypothetical equivalent number of shares of our common stock. At the time of grant, HSNi determines if the RSUs will be settled in cash, stock or both. The value to the holder of the RSU is based upon the market value of our stock when the RSUs vest. Restricted stock may be granted with such restriction periods as the committee may designate. The committee may provide at the time of grant that the vesting of restricted stock will be contingent upon the achievement of applicable performance goals and/or continued service. The committee may grant RSUs payable in cash or shares of common stock. The terms and conditions of restricted stock awards (including any applicable performance goals) need not be the same with respect to each participant. During the restriction period, the committee may require that the stock certificates evidencing restricted shares be held by HSNi. RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered, and are generally forfeited upon termination of employment, unless otherwise provided by the committee. Other than such restrictions on transfer and any other restrictions the committee may impose, the participant will have all the rights of a shareholder with respect to the restricted stock award.

A summary of the status of the non-vested RSUs, including the Adjusted Awards and awards granted under the Plan, as of December 31, 2008 and changes during the year ended December 31, 2008 is as follows:

	RSUs
	Number of shares	Weighted Average Grant Date Fair Value
Nonvested at 8/20/08	1,090,304	$22.24

Granted	433,065	5.53

Vested	—	—

Forfeited	(88,317)	23.89

Nonvested at 12/31/08 (1)	1,435,052	17.10

(1)	Approximately 337,000 of the nonvested awards outstanding as of December 31, 2008 were held by employees of the other Spincos and not held by HSNi employees.

A portion of the RSUs granted by IAC prior to our spin-off accelerated at the date of the spin-off and were settled in HSNi common stock. In connection with these accelerated RSUs, approximately 240,000 shares of HSNi common stock issued on the date of the spin-off to employees of all five Spincos had an intrinsic value of approximately $3.0 million.

Other Stock-Based Awards

Other awards of common stock and other awards that are valued in whole or in part by reference to, or are otherwise based upon, common stock, including (without limitation), unrestricted stock, dividend equivalents and convertible debentures, may be granted under the plan.

Bonus Awards

Bonus awards granted to eligible employees of HSNi and its subsidiaries and affiliates under the Plan will be based upon the attainment of the performance goals established by the committee for the plan year or such shorter performance period it may establish. Bonus awards earned by any individual will be limited to $10 million for any plan year, pro rated (if so determined by the committee) for any shorter performance period. Bonus awards will be paid in cash or, at the discretion of HSNi, in HSNi common stock, as soon as practicable following the end of the Plan year. The committee may reduce or eliminate a participant’s bonus award in any year notwithstanding the achievement of performance goals.

Change of Control

In the event of a Change of Control (as defined in the Plan), the committee has discretion to determine the treatment of awards granted under the Plan, including providing for the acceleration of such awards upon the occurrence of the Change of Control and/or upon a qualifying termination of employment (e.g., without cause or for good reason) following the Change of Control.

The Compensation Committee has recommended that accelerated vesting of awards be permitted only upon the occurrence of both (i) a Change of Control and (ii) a qualifying termination of employment. Awards recently made by HSNi include a provision to this effect.

No Repricing

In no event may any option or SAR granted under the Plan be amended, other than in the event of certain extraordinary corporate transactions or other transactions affecting our capital structure, to decrease the exercise price thereof, be cancelled in conjunction with the grant of any new option or SAR with a lower exercise price or otherwise be subject to any action that would be treated, for accounting purposes, as a “repricing” of such option or SAR, unless such amendment, cancellation, or action is approved by our shareholders.

Withholding for Payment of Taxes

The Plan provides for the withholding and payment by a participant of any taxes required by applicable law. Subject to our approval and to the terms of the Plan, a participant may settle such a withholding obligation with our common stock, including common stock that is a part of the award giving rise to the withholding obligation. We have the right to deduct any such taxes from any payment otherwise due to a participant.

Amendment and Discontinuance

The Plan may be amended, altered or discontinued by the Board, but no amendment, alteration or discontinuance may impair the rights of an optionee under an option or a recipient of a SAR, restricted stock award, RSU award or bonus award previously granted without the optionee’s or recipient’s consent. Amendments to the Plan will require shareholder approval to the extent such approval is required by law or agreement.

Federal Income Tax Consequences

The following discussion is intended only as a brief summary of the federal income tax rules that are generally relevant to stock options. The laws governing the tax aspects of awards are highly technical and such laws are subject to change.

Nonqualified Options

Upon the grant of a nonqualified option, the optionee will not recognize any taxable income and IAC will not be entitled to a deduction. Upon the exercise of such an option or related SAR, the excess of the fair market value of the shares acquired on the exercise of the option or SAR over the exercise price or the cash paid under an SAR (the “spread”) will constitute compensation taxable to the optionee as ordinary income. HSNi, in computing its U.S. federal income tax, will generally be entitled to a deduction in an amount equal to the compensation taxable to the optionee, subject to the limitations of Code Section 162(m).

ISOs

An optionee will not recognize taxable income on the grant or exercise of an ISO. However, the spread at exercise will constitute an item includible in alternative minimum taxable income, and, thereby, may subject the optionee to the alternative minimum tax. Such alternative minimum tax may be payable even though the optionee receives no cash upon the exercise of the ISO with which to pay such tax.

Upon the disposition of shares of stock acquired pursuant to the exercise of an ISO, after the later of (i) two years from the date of grant of the ISO or (ii) one year after the transfer of the shares to the optionee (the “ISO Holding Period”), the optionee will recognize long-term capital gain or loss, as the case may be, measured by the difference between the stock’s selling price and the exercise price. HSNi is not entitled to any tax deduction by reason of the grant or exercise of an ISO, or by reason of a disposition of stock received upon exercise of an ISO if the ISO Holding Period is satisfied. Different rules apply if the optionee disposes of the shares of stock acquired pursuant to the exercise of an ISO before the expiration of the ISO Holding Period.

PLAN OF DISTRIBUTION

Shares offered hereby will be issued upon exercise or vesting of awards issued pursuant to HSNi’s Second Amended and Restated 2008 Stock and Annual Incentive Plan and HSNi’s Amended and Restated Deferred Compensation Plan for Non-Employee Directors. These plans are described above.

USE OF PROCEEDS

We did not receive any proceeds from the distribution of our common stock in the spin-off. Any proceeds received by us from the exercise of the stock options covered by the Stock and Annual Incentive Plan will be used for general corporate purposes.

DETERMINATION OF OFFERING PRICE

No consideration was paid to the Company for the shares of common stock distributed in the spin-off. We will, however, receive proceeds on exercise of outstanding options for shares of common stock covered by this prospectus if the options are exercised for cash.

LEGAL MATTERS

The validity of the shares of our common stock issued in the spin-off were passed upon by the General Counsel of IAC/InterActiveCorp. Certain tax matters were passed upon by Wachtell, Lipton, Rosen & Katz.

EXPERTS

The consolidated financial statements of HSN, Inc. at December 31, 2008 and 2007 and for the three years in the period ended December 31, 2008 and the related financial statement schedule appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC with respect to the shares of our common stock being registered hereunder. This prospectus, which is a part of such registration statement, does not include all of the information that you can find in such registration statement or the exhibits to such registration statement. You should refer to the registration statement, including its exhibits and schedules, for further information about us and our common stock. Statements contained in this prospectus as to the contents of any contract or document are not necessarily complete and, if the contract or document is filed as an exhibit to a registration statement, is qualified in all respects by reference to the relevant exhibit.

We also file annual, quarterly and current reports, proxy statements and other information with the SEC. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York at 233 Broadway, New York, New York 10279 and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means we can disclose important business and financial information about us to you by referring you to those documents. The information incorporated by reference is considered a part of this prospectus, except for any information that is superseded by information included directly in this prospectus and any prospectus supplement. We incorporate by reference the documents listed below that we previously filed with the SEC:

•	The Registrant’s Current Report on Form 8-K as filed with the SEC on May 7, 2009 (other than those portions that were furnished but not deemed to have been filed);

•	The Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

•	The Registrant’s Current Report on Form 8-K as filed with the SEC on May 27, 2009; and

•	The Registrant’s Current Report on Form 8-K as filed with the SEC on June 19, 2009.

Upon request, we will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. You can access these documents on our website at http://www.hsni.com/sec.cfm or you may request a copy of these filings at no cost by writing or telephoning our General Counsel at the following address:

HSN, Inc.

1 HSN Drive

St. Petersburg, FL 33729

Attention: General Counsel

727.872.1000

Except as otherwise specifically incorporated by reference into this prospectus, information contained in, or accessible through our website is not a part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. This offering is only being made in jurisdictions where such offers and sales of our common stock are permitted. The information contained or incorporated by reference in this prospectus, regardless of the time of delivery of the prospectus or of any sale or issuance of common stock.

HSN, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of HSN, Inc.

We have audited the accompanying consolidated balance sheets of HSN, Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index as Schedule II. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HSN, Inc. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Tampa, Florida

March 27, 2009

HSN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years Ended December 31,
	2008	2007	2006
Net sales	$2,823,593	$2,908,242	$2,877,954
Cost of sales	1,838,163	1,820,048	1,765,203

Gross profit	985,430	1,088,194	1,112,751

Operating expenses:
Selling and marketing	567,305	595,911	584,997
General and administrative	220,644	211,955	186,261
Production and programming	60,217	59,051	56,800
Amortization of non-cash marketing	8,022	4,442	—
Amortization of intangible assets	7,465	12,681	34,224
Depreciation	37,438	34,363	37,273
Asset impairments	3,186,650	—	—

Total operating expenses	4,087,741	918,403	899,555

Operating (loss) income	(3,102,311)	169,791	213,196

Other income (expense):
Interest income	480	252	586
Interest expense	(16,420)	—	—
Other expense	—	(256)	(1,040)

Total other expense, net	(15,940)	(4)	(454)

(Loss) income from continuing operations before income taxes	(3,118,251)	169,787	212,742
Income tax benefit (provision)	730,773	(64,554)	(79,210)

(Loss) income from continuing operations	(2,387,478)	105,233	133,532
Gain on sale of discontinued operations, net of tax	—	30,572	—
(Loss) income from discontinued operations, net of tax	(3,410)	28,999	(10,715)

Net (loss) income	$(2,390,888)	$164,804	$122,817

(Loss) income from continuing operations per share:
Basic	$(42.48)	$1.87	$2.38
Diluted	$(42.48)	$1.86	$2.36
Net (loss) income per share:
Basic	$(42.54)	$2.93	$2.19
Diluted	$(42.54)	$2.91	$2.17
Shares used in computing earnings per share:
Basic	56,208	56,206	56,206
Diluted	56,208	56,649	56,649

The accompanying notes are an integral part of these consolidated financial statements.

HSN, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,
	2008	2007
ASSETS
Cash and cash equivalents	$177,463	$6,220
Accounts receivable, net of allowance of $10,026 and $8,112, respectively	165,114	192,609
Inventories	304,172	317,411
Deferred income taxes	21,777	24,606
Prepaid expenses and other current assets	42,080	55,182

Total current assets	710,606	596,028
Property and equipment, net	157,832	155,805
Goodwill	—	2,884,389
Intangible assets, net	261,747	571,662
Other non-current assets	22,272	12,747

TOTAL ASSETS	$1,152,457	$4,220,631

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable, trade	$209,615	$260,531
Current maturities of long-term debt	15,000	—
Accrued expenses and other current liabilities	179,637	188,312

Total current liabilities	404,252	448,843
Long-term debt, less current liabilities	393,528	—
Deferred income taxes	83,276	819,969
Other long-term liabilities	13,116	8,933

Total liabilities	894,172	1,277,745

Commitments and contingencies (Note 14)
SHAREHOLDERS’ EQUITY:
Preferred stock $0.01 par value; 25,000,000 authorized shares; no issued shares	—	—
Common stock $0.01 par value; 300,000,000 authorized shares; 56,222,631 issued shares	562	—
Invested capital	—	4,522,873
Receivables from IAC and subsidiaries	—	(1,581,157)
Additional paid-in capital	2,406,503	—
Retained deficit	(2,148,534)	—
Accumulated other comprehensive (loss) income	(246)	1,170

Total shareholders’ equity	258,285	2,942,886

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,152,457	$4,220,631

The accompanying notes are an integral part of these consolidated financial statements.

HSN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	Preferred Stock		Common Stock		Invested Capital	Receivables From IAC and Subsidiaries	Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive (Loss) Income	Total
	Shares	Amount	Shares	Amount
Balance as of December 31, 2005	—	$—	—	$—	$4,445,923	$(1,305,373)	$—	$—	$17,810	$3,158,360
Comprehensive income:										—
Net income	—	—	—	—	122,817	—	—	—	—	122,817
Net gains of derivative contracts	—	—	—	—	—	—	—	—	4,319	4,319
Foreign currency translation	—	—	—	—	—	—	—	—	16,441	16,441

Comprehensive income:										143,577
Net transfers from IAC	—	—	—	—	279	—	—	—	—	279
Net change in receivables from IAC and subsidiaries	—	—	—	—	—	(178,500)	—	—	—	(178,500)

Balance as of December 31, 2006	—	—	—	—	4,569,019	(1,483,873)	—	—	38,570	3,123,716
Comprehensive income:										—
Net income	—	—	—	—	164,804	—	—	—	—	164,804
Net losses of derivative contracts	—	—	—	—	—	—	—	—	(2,355)	(2,355)
Foreign currency translation	—	—	—	—	—	—	—	—	(35,045)	(35,045)

Comprehensive income:	—	—	—	—	—	—	—	—	—	127,404
Cumulative effect of adoption of FIN 48	—	—	—	—	(225)	—	—	—	—	(225)
Net transfers to IAC	—	—	—	—	(210,725)	—	—	—	—	(210,725)
Net change in receivables from IAC and subsidiaries	—	—	—	—	—	(97,284)	—	—	—	(97,284)

Balance as of December 31, 2007	—	—	—	—	4,522,873	(1,581,157)	—	—	1,170	2,942,886
Comprehensive loss:										—
Net loss prior to spin-off	—	—	—	—	(242,354)	—	—	—	—	(242,354)
Net loss after spin-off	—	—	—	—	—	—	—	(2,148,534)	—	(2,148,534)
Foreign currency translation	—	—	—	—	—	—	—	—	(1,416)	(1,416)

Comprehensive loss:	—	—	—	—	—	—	—	—	—	(2,392,304)
Net change in transfers to and receivables from IAC	—	—	—	—	—	22,531	—	—	—	22,531
Distribution to IAC	—	—	—	—	(333,799)	—	—	—	—	(333,799)
Non-cash compensation expense for equity awards	—	—	—	—	—	16,314	3,972	—	—	20,286
Stock-based awards accounted for as a liability	—	—	—	—	—	(2,136)	718	—	—	(1,418)
Capitalization as a result of the spin-off, net of extinguishment of IAC receivables	—	—	—	—	(3,946,720)	1,544,448	2,402,272	—	—	—
Issuance of common stock at spin-off	—	—	56,206	562	—	—	(562)	—	—	—
Board of Directors deferred compensation	—	—	—	—	—	—	29	—	—	29
Issuance of common stock upon exercise of stock options, including related tax benefit of $0	—	—	16	—	—	—	74	—	—	74

Balance as of December 31, 2008	—	$—	56,222	$562	$—	$—	$2,406,503	$(2,148,534)	$(246)	$258,285

The accompanying notes are an integral part of these consolidated financial statements.

HSN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2008	2007	2006
	(In thousands)
Cash flows from operating activities attributable to continuing operations:
Net (loss) income	$(2,390,888)	$164,804	$122,817
Less: (Loss) income from discontinued operations, net of tax	(3,410)	59,571	(10,715)

(Loss) income from continuing operations	(2,387,478)	105,233	133,532
Adjustments to reconcile (loss) income from continuing operations to net cash provided by operating activities attributable to continuing operations:
Depreciation	37,438	34,363	37,273
Amortization of intangible assets	7,465	12,681	34,224
Asset impairments	3,186,650	—	—
Non-cash compensation expense	20,286	12,160	11,746
Amortization of cable and satellite distribution fees	4,028	4,866	29,565
Amortization of non-cash marketing	8,022	4,442	—
Amortization of debt issuance costs	1,124	—	—
Loss on disposition of fixed assets	1,354	276	146
Deferred income taxes	(750,958)	(11,803)	(15,282)
Excess tax benefits from stock-based awards	(135)	(2,401)	(2,269)
Bad debt expense	19,775	14,598	10,734
Increase in cable and satellite distribution fees	—	—	(16,876)
Changes in current assets and liabilities:
Accounts receivable	8,787	(53,130)	(15,382)
Inventories	13,239	(3,498)	(23,415)
Prepaid expenses and other current assets	12,816	(2,212)	(1,459)
Accounts payable, accrued expenses and other current liabilities	(54,230)	22,009	(14,832)

Net cash provided by operating activities attributable to continuing operations	137,088	137,584	167,705

Cash flows from investing activities attributable to continuing operations:
Transfers from (to) IAC	16,738	(91,560)	(188,269)
Capital expenditures	(39,662)	(48,714)	(35,985)
Other, net	—	113	(174)

Net cash used in investing activities attributable to continuing operations	(22,924)	(140,161)	(224,428)

Cash flows from financing activities attributable to continuing operations:
Proceeds from issuance of long-term debt, net of issuance costs	373,833	—	—
Borrowings under revolving credit facility	40,000	—	—
Repayment under revolving credit facility	(20,000)	—
Distribution to IAC in connection with the spin-off	(333,799)	—	—
Excess tax benefits from stock-based awards	135	2,401	2,269
Other, net	(117)	(10)	—

Net cash provided by financing activities attributable to continuing operations	60,052	2,391	2,269

Total cash provided by (used in) continuing operations	174,216	(186)	(54,454)

Cash flows from discontinued operations:
Net cash used in operating activities attributable to discontinued operations	(501)	(8,956)	(27,931)
Net cash used in investing activities attributable to discontinued operations	—	(965)	(8,526)
Net cash used in financing activities attributable to discontinued operations	—	(38,571)	(1,748)

Total cash used in discontinued operations	(501)	(48,492)	(38,205)

Effect of exchange rate changes on cash and cash equivalents	(2,472)	1,531	7,788

Net increase (decrease) in cash and cash equivalents	171,243	(47,147)	(84,871)
Cash and cash equivalents at beginning of period	6,220	53,367	138,238

Cash and cash equivalents at end of period	$177,463	$6,220	$53,367

The accompanying notes are an integral part of these consolidated financial statements.

HSN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

NOTE 1—ORGANIZATION

Company Overview

HSN, Inc. (“HSNi”) markets and sells a wide range of third party and private label merchandise directly to consumers through (i) television home shopping programming broadcast on the HSN television network, (ii) catalogs, which consist primarily of the Cornerstone portfolio of leading print catalogs which includes Frontgate, Garnet Hill, Ballard Designs, Improvements, Smith & Noble, The Territory Ahead and TravelSmith and (iii) websites, which consist primarily of HSN.com and branded websites operated by Cornerstone. HSNi’s television home shopping business and related internet commerce is referred to herein as “HSN” and all catalog operations, including related internet commerce, are collectively referred to herein as “Cornerstone.”

HSN offerings primarily consist of jewelry, apparel & accessories, health & beauty and home & other. Merchandise offered by Cornerstone primarily consists of home furnishings (including indoor/outdoor furniture, window treatments and other home related goods) and apparel & accessories.

Basis of Presentation

On November 5, 2007, IAC/InterActiveCorp (“IAC”) announced that its Board of Directors approved a plan to separate IAC into five publicly traded companies, identifying HSN and Cornerstone, collectively, as one of those five companies. In these consolidated financial statements, the separation transaction is referred to as the “spin-off”. In anticipation of the spin-off, HSNi was incorporated as a Delaware corporation in May 2008. Effective August 20, 2008, HSNi completed the spin-off and HSNi’s shares began trading on The Nasdaq Global Select Market under the symbol “HSNI”. Prior to the spin-off, HSNi was a wholly owned subsidiary of IAC and did not have any material assets or liabilities, nor did HSNi engage in any business or other activities and, other than in connection with the spin-off, did not acquire or incur any material assets or liabilities. Since completion of the spin-off, HSNi now consists of HSN and Cornerstone, the principal businesses that formerly comprised most of IAC’s Retailing segment. HSN primarily consists of the HSN television network and HSN.com, and Cornerstone includes the Cornerstone Brands portfolio of leading print catalogs, related websites and a limited number of retail stores. The businesses operated by HSNi following the spin-off are referred to herein as the “HSNi Businesses.” HSNi also includes the entity classified as discontinued operations in Note 7.

In conjunction with the spin-off, HSNi completed the following transactions: (1) extinguished all intercompany receivable balances from IAC, which totaled $1.5 billion by recording a non-cash distribution to IAC, (2) recapitalized the invested equity balance with common stock, whereby holders of IAC common stock and/or Class B common stock received one-fifth of a share of HSNi common stock for every share of IAC common stock and/or Class B common stock held at the close of business on August 11, 2008, the record date for the spin-off, as more fully described in our Registration Statement on Form S-1, as amended, (3) raised $390 million through a combination of $240 million of privately issued debt securities and $150 million from a secured credit facility (See Note 11), and (4) transferred to IAC all cash in excess of $50 million, which totaled $333.8 million.

These consolidated financial statements present our results of operations, financial position, shareholders’ equity and cash flows on a combined basis up through the spin-off on August 20, 2008, and on a consolidated basis thereafter. We prepared these financial statements relating to periods prior to the spin-off on a combined basis because they excluded certain investments and assets that were owned, either directly or indirectly, by legal entities that comprise the HSNi Businesses. The ownership of these investments and assets were retained by IAC after the spin-off. The historical combined financial statements of HSNi and its subsidiaries reflect the contribution or other transfer to HSNi of all of the subsidiaries and assets and the assumption by HSNi of all of the liabilities relating to the HSNi Businesses in connection with the spin-off and the allocation to HSNi of certain IAC corporate expenses relating to the HSNi Businesses. Accordingly, the historical combined financial statements of HSNi reflect the historical financial position, results of operations and cash flows of the HSNi Businesses since their respective dates of acquisition by IAC, based on the historical consolidated financial statements and accounting records of IAC and using the historical results of operations and historical bases of the assets and liabilities of the HSNi Businesses with the exception of accounting for income taxes. For purposes of these financial statements, income taxes have been principally computed for HSNi on an as if stand-alone, separate tax return basis. Our income tax payable, as well as deferred tax assets and liabilities, represent the estimated impact of filing a consolidated income tax return with IAC through the spin-off, and filing a stand-alone consolidated income tax return thereafter. Intercompany transactions and accounts have been eliminated.

In the opinion of HSNi’s management, the assumptions underlying these consolidated statements are reasonable. However, this financial information does not necessarily reflect what the historical financial position, results of operations and cash flows of HSNi would have been had HSNi been a stand-alone company during the periods presented.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue primarily consists of merchandise sales and is reduced by incentive discounts and sales returns to arrive at net sales. In accordance with Staff Accounting Bulletin 104, revenue is recorded when delivery to the customer has occurred. Delivery is considered to have occurred when the customer takes title and assumes the risks and rewards of ownership, which is generally on the date of shipment. HSNi’s sales policy allows customers to return merchandise for a full refund or exchange, subject in some cases to restocking fees and exceptions for certain merchandise. Allowances for returned merchandise and other adjustments (including reimbursed shipping and handling costs) are provided based upon past experience. HSNi believes that actual returns of product sales have not materially varied from estimates in any of the periods presented. HSNi’s estimated return rates were 18.4%, 18.4% and 17.7% in 2008, 2007 and 2006, respectively. Sales taxes collected are not included in revenue.

Shipping and Handling Fees and Costs

Shipping and handling fees billed to customers are recorded as revenue. The costs associated with shipping goods to customers are recorded as cost of sales.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market instruments with an original maturity of three months or less when purchased and are stated at cost.

Accounts Receivable

Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. HSN provides extended payment terms to its customers known as Flexpay. Flexpay is offered on certain products sold by HSN. Revenue is recorded when delivery to the customer has occurred, at which time HSN collects the first payment, sales tax and all shipping and handling fees. Subsequent collections are due from customers in 30-day increments, payable automatically upon authorization of the customer’s method of payment. HSN accepts most credit, and select debit cards. HSN offers Flexpay programs ranging from two to six interest-free payments. Flexpay receivables consist of outstanding balances owed by customers, less a reserve for uncollectible balances. The balance of Flexpay receivables, net of allowance, at December 31, 2008 and 2007 was $130.3 million and $148.3 million, respectively.

Accounts receivable outstanding longer than the contractual payment terms are considered past due. HSNi determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, HSNi’s previous loss history and the condition of the general economy. HSNi writes off accounts receivable when they become uncollectible.

Inventories

Inventories, which primarily consist of finished goods, are valued at the lower of cost or market, with the cost being determined based upon the first-in, first-out method. Cost includes inbound freight and duties and, in the case of HSN, certain allocable general and administrative costs, including certain warehouse costs. Inventories include approximately $5.4 million and $4.9 million of these allocable general and administrative overhead costs at December 31, 2008 and 2007, respectively, and approximately $19.7 million, $17.8 million and $19.8 million of such costs were included in “General and administrative expense” in the accompanying consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006, respectively. Market is determined on the basis of net realizable value, giving consideration to obsolescence and other factors.

Property and Equipment

Property and equipment, including significant improvements, are recorded at cost. Repairs and maintenance and any gains or losses on dispositions are included in operations.

Depreciation is recorded on a straight-line basis to allocate the cost of depreciable assets to operations over the shorter of the estimated service life or lease period

Asset Category	Depreciation Period
Computer equipment and capitalized software	3 to 6 Years
Buildings and leasehold improvements	3 to 39 Years
Furniture and other equipment	3 to 10 Years

In accordance with American Institute of Certified Public Accountants’ Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” HSNi capitalizes certain qualified costs incurred in connection with the development of internal use software. Capitalization of internal use software costs begins when the preliminary project stage is completed, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized internal use software is depreciated on a straight-line basis over the estimated useful life of the software, not to exceed three years. Capitalized software costs, net of accumulated amortization, totaled $23.6 million and $19.5 million at December 31, 2008 and 2007, respectively, and are included in “Property and equipment, net” in the accompanying consolidated balance sheets. Amortization expense related to the capitalized software costs was $14.0 million, $12.9 million and $16.2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Goodwill and Indefinite-Lived Intangible Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill acquired in business combinations is assigned to the reporting units that are expected to benefit from the combination as of the acquisition date. Goodwill and indefinite-lived intangible assets, primarily trade names and trademarks, are tested annually for impairment as of October 1 or earlier upon the occurrence of certain events or substantive changes in circumstances. See Note 3 for a further discussion on goodwill and indefinite-lived intangible assets.

Long-Lived Assets and Intangible Assets with Definite Lives

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), long-lived assets, including property and equipment and intangible assets with definite lives, are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying amount is deemed to not be recoverable, an impairment loss is recorded as the amount by which the carrying amount of the long-lived asset exceeds its fair value. Amortization of definite lived intangible assets is recorded on a straight-line basis over their estimated lives.

Cable and Satellite Distribution Fees

Cable and satellite distribution fees relate to fees paid in connection with annual or multi-year cable and satellite contracts for carriage of HSN’s programming. Fees that are paid upfront are amortized on a straight-line basis over the terms of the respective contracts. Unpaid fees are accrued.

Cable and satellite distribution fees and amortization totaled $86.1 million, $91.8 million and $88.7 million for the years ended December 31, 2008, 2007 and 2006, respectively, and are included in “Selling and marketing expense” in the accompanying consolidated statements of operations. Prepaid cable and satellite distribution fees due within 12 months were $1.6 million and $5.0 million at December 31, 2008 and 2007, respectively, and are included in “Prepaid expenses and other current assets” in the accompanying consolidated balance sheets. The long-term portions of upfront payments relating to multi-year cable and satellite contracts were $7.6 million and $11.6 million at December 31, 2008 and 2007, respectively, and are included in “Other non-current assets” in the accompanying consolidated balance sheets. Accrued cable and satellite distribution fees were $17.9 million and $32.6 million at December 31, 2008 and 2007, respectively, and are included in “Accrued expenses and other current liabilities” in the accompanying consolidated balance sheets.

Advertising

Advertising costs principally represent offline costs, including catalog production and distribution costs, and online advertising costs. Advertising costs are expensed in the period incurred, except for Cornerstone’s direct costs of producing and distributing its catalogs, which are capitalized. These capitalized costs are amortized over the expected future revenue stream, which is generally three months from the date catalogs are mailed. Such capitalized costs totaled $23.0 million and $26.8 million at of December 31, 2008 and 2007, respectively, and are included in “Prepaid expenses and other current assets” in the accompanying consolidated balance sheets.

Of these amounts, $13.6 million and $18.6 million at December 31, 2008 and 2007, respectively, related to catalogs that had not yet been mailed. Advertising expense was $256.4 million, $282.5 million and $278.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Amortization of Non-Cash Marketing

Amortization of non-cash marketing consists of non-cash marketing and advertising provided to HSNi by IAC. The non-cash marketing was secured by IAC from Universal Television as part of the transaction pursuant to which Vivendi Universal Entertainment LLLP (“VUE”) was created, and the subsequent transaction by which IAC sold its partnership interests in VUE. HSNi used the non-cash advertising for television advertising on various NBC Universal network and cable channels without any cash cost.

Income Taxes

HSNi accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. HSNi records interest and penalties on potential tax contingencies as a component of income tax expense and records interest net of any applicable related income tax benefit.

Effective January 1, 2007, HSNi adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). As a result of the adoption of FIN 48, HSNi recognizes liabilities for uncertain tax positions based on the two-step process prescribed by the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Foreign Currency Translation and Transaction Gains and Losses

The financial position and operating results of substantially all foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange as of the balance sheet date, and local currency revenue and expenses are translated at average rates of exchange during the period. Resulting translation gains or losses are included as a component of accumulated other comprehensive income (loss), a component of equity. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity are included in the consolidated statements of operations.

Foreign currency transaction gains and losses arose from entities that are presented in these statements as discontinued operations and, accordingly, are included in “Income from discontinued operations, net of tax” in the accompanying consolidated statements of operations.

Stock-Based Compensation

Effective January 1, 2006, HSNi adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), using the modified prospective transition method and therefore has not restated results for prior periods. HSNi recognizes compensation expense, reduced for estimated forfeitures, on a straight-line basis over the requisite service period of the award, which is generally the vesting term of the outstanding stock awards. In accordance with SFAS No. 123R, tax benefits resulting from tax deductions in excess of the stock-based compensation expense recognized in the consolidated statement of operations are reported as a component of financing cash flows. HSNi issues new shares to satisfy equity vestings and exercises. See Note 12 for a further description for our stock compensation plans.

Earnings (Loss) Per Share

We compute basic earnings (loss) per share by dividing net income (loss) by the weighted average number of common shares outstanding during the period. We compute diluted earnings (loss) per share using the treasury stock or as if converted methods, as applicable.

Fair Value of Financial Instruments

Effective January 1, 2008, HSNi adopted the provisions of SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”) which applies to financial assets and liabilities that are being measured and reported on a fair value basis and expands disclosures about fair value measurements. The adoption of SFAS No. 157 for financial assets and liabilities had no effect on HSNi’s existing fair-value measurement practices but requires disclosure of a fair-value hierarchy of inputs used to value an asset or a liability. The three levels of the fair-value hierarchy include:

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturity of these items. The carrying amount of debt outstanding pursuant to the credit agreement (the term loan and revolving credit facility) approximates fair value as interest rates on these instruments approximate current market rates (level 2 criteria).

The $240.0 million of senior notes are carried at cost. The estimated fair value of the senior notes was approximately $176.4 million at December 31, 2008, based upon quoted market information (level 1 criteria).

Accounting Estimates

HSNi prepares its financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”). These principles require management to make certain estimates and assumptions during the preparation of its consolidated financial statements. These estimates and assumptions impact the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

Significant estimates underlying the accompanying consolidated financial statements include: the determination of the lower of cost or market adjustment for inventory; sales returns and other revenue allowances; the allowance for doubtful accounts; the recoverability of long-lived assets; the recovery of goodwill and intangible assets; the determination of deferred income taxes, including related valuation allowances; the accrual for actual, pending or threatened litigation, claims and assessments; and assumptions related to the determination of stock-based compensation.

Certain Risks and Concentrations

HSNi’s business is subject to certain risks and concentrations including dependence on third-party technology providers, exposure to risks associated with online commerce security, consumer credit risk and credit card fraud. HSNi also depends on third-party service providers for processing certain fulfillment services.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. SFAS No. 160 will be applied prospectively, except as it relates to disclosures, for which the effects will be applied retrospectively for all periods presented. Early adoption is not permitted. HSNi does not expect SFAS No. 160 to have a material impact on its consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R supersedes SFAS No. 141, “Business Combinations,” and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations in fiscal years beginning after December 15, 2008. Early adoption is not permitted. HSNi will implement the provisions of SFAS No. 141R for any acquisitions made by HSNi subsequent to December 31, 2008.

In February 2009, FASB Staff Position FAS 141(R)-a, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,”(“FSP No. 141(R)-a”) was issued which will amend the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination under SFAS No. 141R. FSP No. 141(R)-a is effective for HSNi for any acquisitions subsequent to December 31, 2008.

In April 2008, the FASB issued FSP No. 142-3, which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP No. 142-3 requires an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset, and is an attempt to improve consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141, “Business Combinations.” FSP No. 142-3 is effective for fiscal years beginning after

December 15, 2008, and the guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. FSP No. 142-3 is not expected to have a significant impact on HSNi’s results of operations, financial position or cash flows.

In February 2008, the FASB issued FASB Statement Position (“FSP”) No. 157-1 and 157-2 which partially deferred the effective date of SFAS No. 157 for one year for certain nonfinancial assets and liabilities and removed certain leasing transactions from the scope of SFAS No. 157. The adoption of the provisions of SFAS No. 157 did not have an impact on HSNi’s consolidated financial position, results of operations or cash flows, but requires expanded disclosures regarding HSNi’s fair value measurements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to make an election to carry certain eligible financial assets and liabilities at fair value, even if fair value measurement has not historically been required for such assets and liabilities under GAAP. The provisions of SFAS No. 159 became effective for HSNi’s fiscal year beginning January 1, 2008. The adoption of the provisions of SFAS No. 159 did not have an impact on HSNi’s consolidated financial position, results of operations or cash flows as HSNi elected not to record eligible instruments in the financial statements at their respective fair value.

NOTE 3—GOODWILL AND INTANGIBLE ASSETS

HSNi accounts for goodwill and identifiable intangible assets in accordance with SFAS No. 142. Under this standard, HSNi assesses the impairment of goodwill and indefinite-lived identifiable intangible assets at least annually during the fourth quarter and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

In performing this review, HSNi assesses the implied fair value of its goodwill and intangible assets. If it is determined that the implied fair value of goodwill and/or indefinite-lived intangible assets is less than the carrying amount, an impairment charge, equal to the excess is recorded. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The estimated fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit (including the unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the estimated fair value of the reporting unit was the purchase price paid. The fair value of the reporting unit is determined by using a combination of a discounted cash flow analysis and an equity analysis based on the trading value of its common stock. The discounted cash flow analysis indicates the fair value of the reporting units based on the present value of the cash flows expected to be generated in the future. The equity analysis is based on the trading value of its common stock as of the valuation date or the average stock price over a range of dates prior to the valuation date, plus an estimated control premium.

In assessing fair value, HSNi considers, among other indicators, differences between estimated and actual cash flows, changes in the related discount rate and the relationship between the trading price of its common stock and its per-share book value. Determining fair value requires the exercise of significant judgments, including judgments about discount rates, perpetual growth rates, royalty rates, terminal growth rates, control premiums and the amount and timing of future cash flows. These factors used in the determination of fair value, particularly estimated cash flows, are sensitive to, among other things, changes in the retail consumer market and the general economy.

In the second quarter of 2008, HSNi recorded impairment charges related to goodwill and indefinite-lived intangible assets of $221.5 million and $78.5 million, respectively. The impairment charges were recorded at the Cornerstone reporting unit and were due, in part, to the deterioration in the macroeconomic environment for retailers, particularly in the home and apparel categories (which are Cornerstone’s primary markets), the negative impact of this environment on Cornerstone’s performance and the related reduction in market valuations for retailers.

HSNi conducted its annual test for impairment as of October 1, 2008 during the fourth quarter of 2008. During the fourth quarter of 2008, the recession deepened and consumers were spending less. As a result of the deepening recession, deteriorating consumer confidence and uncertainties with respect to the breadth, depth and duration of the economic downturn and its potential effects on HSNi’s business, HSNi revised its projections used to derive its future cash flows. Further, HSNi employed and considered the input of specialists to aid in valuing assets and liabilities of its reporting units (including identified definite and indefinite lived intangible assets) and in determining appropriate discount rates and terminal growth rates to calculate HSNi’s discounted cash flows. The outcome of the annual impairment testing indicated the existence of impairment associated with both the HSN and Cornerstone reporting units.

Also, during the fourth quarter of 2008, HSNi determined that the downward trend of its stock price and the overall negative environment regarding the expected performance of the retail sector were triggering events as defined in SFAS 142. Accordingly, HSNi updated its impairment assessment as of December 31, 2008. As a part of this assessment, HSNi updated its valuation as of December 31, 2008, and adjusted the rates used to discount its cash flows to support a valuation that was indicative of the 10 day average market value of HSNi’s stock plus an estimated control premium based upon observable transactions of comparable companies.

As a result of the analyses, the goodwill impairment charges recorded in the fourth quarter of 2008 at the HSN and Cornerstone reporting units were $2.4 billion and $271.1 million, respectively. The intangible asset impairment charges in the fourth quarter of 2008 at the HSN and Cornerstone segments were $50.0 million and $174.0 million, respectively.

Charges related to the impairment of goodwill and intangible assets are included in asset impairments in the accompanying consolidated statements of operations.

As a result of these impairment charges, HSNi no longer has goodwill recorded, and its intangible assets are recorded at their estimated fair values as of December 31, 2008. An increase in the discount rates or additional declines in the future estimated cash flows or the trading value of our common stock could result in additional material intangible asset impairment charges.

The balance of goodwill and intangible assets, net, is as follows (in thousands):

	December 31,
	2008	2007
Goodwill	$—	$2,884,389
Intangible assets with indefinite lives	260,248	554,848
Intangible assets with definite lives, net	1,499	16,814

Total goodwill and intangible assets, net	$261,747	$3,456,051

Intangible assets with indefinite lives relate principally to trade names and trademarks acquired in various acquisitions. When definite-lived intangible assets are sold or expire, the cost of the asset and the related accumulated amortization are eliminated and any gain or loss is recognized at such time. For the year ended December 31, 2008, HSNi wrote off $259.0 million of fully amortized definite-lived intangible assets.

At December 31, 2008, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted Average Amortization Life (Years)
Other	$5,666	$(4,167)	$1,499	10.0

At December 31, 2007, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted Average Amortization Life (Years)
Distribution agreements	$159,268	$(159,268)	$—	4.1
Customer lists	36,773	(22,468)	14,305	4.7
Merchandise agreements	33,257	(33,257)	—	4.7
Technology	28,007	(27,665)	342	3.9
Other	7,409	(5,242)	2,167	8.5

Total	$264,714	$(247,900)	$16,814

Amortization of intangible assets with definite lives is computed on a straight-line basis and, based on December 31, 2008 balances, such amortization for the next three years is estimated to be as follows (in thousands):

Years Ending December 31,
2009	$562
2010	562
2011	375

$1,499

The following tables present the balance of goodwill by reporting unit, including changes in the carrying amount of goodwill, for the years ended December 31, 2008 and 2007 (in thousands):

	Balance as of January 1, 2008	Additions	Deductions	Impairment	Balance as of December 31, 2008
HSN	$2,390,197	$1,397	$—	$(2,391,594)	$—
Cornerstone	494,192	—	(1,586)	(492,606)	—

Total	$2,884,389	$1,397	$(1,586)	$(2,884,200)	$—

	Balance as of January 1, 2007	Additions	Deductions	Impairment	Balance as of December 31, 2007
HSN	$2,390,330	$—	$(133)	$—	$2,390,197
Cornerstone	493,439	865	(112)	—	494,192

Total	$2,883,769	$865	$(245)	$—	$2,884,389

Deductions principally relate to a reduction in acquired tax liabilities and the income tax benefit realized pursuant to the exercise of stock options assumed in a business acquisition that were vested at the transaction date and are treated as a reduction in goodwill when the income tax deductions are realized.

NOTE 4—PROPERTY AND EQUIPMENT

The balance of property and equipment, net, is as follows (in thousands):

	December 31,
	2008	2007
Capitalized software	$185,107	$169,709
Computer and broadcast equipment	87,757	81,821
Buildings and leasehold improvements	77,857	72,815
Furniture and other equipment	60,910	58,058
Projects in progress	16,370	19,572
Land	11,740	11,778

	439,741	413,753
Less: accumulated depreciation and amortization	(281,909)	(257,948)

Total property and equipment, net	$157,832	$155,805

NOTE 5—ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,
	2008	2007
Accrued sales returns	$37,340	$37,596
Accrued cable and satellite distribution fees	17,857	32,637
Accrued freight and fulfillment expenses	21,966	25,624
Accrued compensation and benefits	15,296	15,502
Other accrued expenses and current liabilities	87,178	76,953

Total accrued expenses and other current liabilities	$179,637	$188,312

NOTE 6—SEGMENT INFORMATION

HSNi has determined to represent its operating segments and related financial information in a manner consistent with how the chief operating decision maker and executive management view the businesses, how the businesses are organized as to segment management, and the focus of the businesses with regards to the types of products or services offered or the target market. HSNi has two operating segments, HSN and Cornerstone. Entities included in discontinued operations, as described in Note 7, are excluded from the schedules below. The accounting policies of the segments are the same as those described in Note 2 – Summary of Significant Accounting Policies. Intercompany accounts and transactions have been eliminated in consolidation.

HSNi’s primary metric is Adjusted EBITDA, which is defined as operating income excluding, if applicable: (1) non-cash compensation expense and amortization of non-cash marketing, (2) amortization of intangibles, (3) depreciation and gains and losses on asset dispositions, (4) goodwill, long-lived asset and intangible asset impairments, (5) pro forma adjustments for significant acquisitions, and (6) one-time items. Adjusted EBITDA is not a measure determined in accordance with GAAP, and should not be considered a substitute for operating income, net income or any other measure determined in accordance with GAAP. Adjusted EBITDA is used as a measurement of operating efficiency and overall financial performance and we believe it to be a helpful measure for those evaluating companies in the retail industry. Adjusted EBITDA measures the amount of income generated each period that could be used to service debt, pay taxes and fund capital expenditures. Adjusted EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Adjusted EBITDA has certain limitations in that it does not take into account the impact to HSNi’s statement of operations of certain expenses, including non-cash compensation, amortization of non-cash marketing, amortization of intangibles, depreciation, gains and losses on asset dispositions, asset impairment charges, acquisition-related accounting and one-time items.

The following tables reconcile Adjusted EBITDA to operating (loss) income for HSNi’s operating segments (in thousands):

	Year Ended December 31, 2008
	HSN	Cornerstone	Total
Operating loss	$(2,332,789)	$(769,522)	$(3,102,311)
Non-cash compensation expense	14,197	6,089	20,286
Amortization of non-cash marketing	8,022	—	8,022
Amortization of intangible assets	568	6,897	7,465
Asset impairments	2,441,594	745,056	3,186,650
Depreciation	27,348	10,090	37,438
Loss on disposition of fixed assets	1,339	15	1,354

Adjusted EBITDA	$160,279	$(1,375)	$158,904

	Year Ended December 31, 2007
	HSN	Cornerstone	Total
Operating income	$135,298	$34,493	$169,791
Non-cash compensation expense	6,411	5,749	12,160
Amortization of non-cash marketing	4,442	—	4,442
Amortization of intangible assets	2,584	10,097	12,681
Asset impairments	—	—	—
Depreciation	25,404	8,959	34,363
Loss on disposition of fixed assets	258	18	276

Adjusted EBITDA	$174,397	$59,316	$233,713

	Year Ended December 31, 2006
	HSN	Cornerstone	Total
Operating income	$165,221	$47,975	$213,196
Non-cash compensation expense	4,733	7,013	11,746
Amortization of non-cash marketing	—	—	—
Amortization of intangible assets	24,502	9,722	34,224
Asset impairments	—	—	—
Depreciation	29,082	8,191	37,273
Loss on disposition of fixed assets	178	(32)	146

Adjusted EBITDA	$223,716	$72,869	$296,585

Financial information by segment is as follows (thousands):

	Year Ended December 31,
	2008	2007	2006
	(In thousands)
Net sales:
HSN	$1,956,871	$1,892,582	$1,884,650
Cornerstone	866,722	1,015,660	993,304

Total	$2,823,593	$2,908,242	$2,877,954

Identifiable assets:
HSN	$940,515	$3,205,428	$3,195,255
Cornerstone	210,949	1,011,923	981,976
Discontinued operations	993	3,280	280,936

Total	$1,152,457	$4,220,631	$4,458,167

Capital expenditures:
HSN	$33,367	$34,288	$23,415
Cornerstone	6,295	14,426	12,570

Total	$39,662	$48,714	$35,985

HSNi does not report revenue from external customers for each product or each group of similar products as it is impracticable to do so. HSNi maintains operations principally in the United States with no long-lived assets and insignificant net sales in all other countries.

NOTE 7—DISCONTINUED OPERATIONS

On June 19, 2007, HSNi sold Home Shopping Europe GMbH & Co. KG, and its affiliated station HSE24 (“HSE”). Accordingly, HSE is presented as a discontinued operation in the statement of operations. HSNi sold HSE for approximately $216.5 million, which resulted in a pre-tax gain of $45.7 million and an after-tax gain of $30.6 million. The pre-tax gain included $22.8 million of foreign currency translation gains that were recognized into earnings at the time of the sale.

The net sales and net (loss) income for the aforementioned discontinued operation for the applicable periods are as follows (in thousands):

	Year Ended December 31,
	2008	2007	2006
Net sales	$—	$192,701	$387,281

(Loss) income before income taxes	$(749)	$28,786	$(9,511)
Income tax (expense) benefit	(2,661)	213	(1,204)

(Loss) income before income taxes	$(3,410)	$28,999	$(10,715)

NOTE 8—COMPREHENSIVE (LOSS) INCOME

Comprehensive (loss) income is comprised of (in thousands):

	Year Ended December 31,
	2008	2007	2006
Net (loss) income	$(2,390,888)	$164,804	$122,817

Foreign currency translation (loss) gain	(1,416)	(35,045)	16,441
Net gains on derivative contracts	—	(2,355)	4,319

Other comprehensive (loss) income	(1,416)	(37,400)	20,760

Comprehensive (loss) income	$(2,392,304)	$127,404	$143,577

Accumulated other comprehensive income at December 31, 2008 and December 31, 2007 is solely related to foreign currency translation and is recorded net of tax.

NOTE 9—RETIREMENT AND SAVINGS PLAN

Through December 31, 2008, our employees continued to be eligible to participate in IAC’s retirement and savings plan in the U.S. that qualifies under Section 401(k) of the Internal Revenue Code. Effective December 31, 2008, IAC transferred the assets of our participating employees into the HSN, Inc. Retirement Savings Plan that is intended to qualify under Section 401(k) of the Internal Revenue Code. Participating employees may contribute up to 50% of their pretax salary, up to the statutory limits. Through December 31, 2008, we contributed fifty cents for each dollar a participant contributes in this plan, with a maximum contribution of 3% of a participant’s earnings. Our matching contribution was $4.2 million, $4.4 million and $4.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 10—EARNINGS PER SHARE

We compute earnings per share in accordance with SFAS No. 128, “Earnings Per Share.” We compute basic earnings per share using the weighted average number of common shares outstanding for the period. We compute diluted earnings per share using the treasury stock method or as if converted method, as applicable, which includes the weighted average number of common shares outstanding for the period plus the potential dilution that could occur if various equity awards to issue common stock were exercised or restricted equity awards were vested resulting in the issuance of common stock that could share in our earnings.

Basic Earnings Per Share

For the year ended December 31, 2008, basic earnings per share was computed using the number of shares of common stock outstanding immediately following the spin-off, as if such shares were outstanding for the entire period prior to the spin-off, plus the weighted average number of such shares outstanding following the spin-off date through December 31, 2008.

For the years ended December 31, 2007 and 2006, basic earnings per share was computed using the number of shares of common stock outstanding immediately following the spin-off, as if such shares were outstanding for the entire period.

Diluted Earnings Per Share

For the year ended December 31, 2008, diluted earnings per share was computed using (i) the number of shares of common stock outstanding immediately following the spin-off, (ii) the weighted average number of such shares outstanding following the spin-off date through December 31, 2008, and (iii) if dilutive, the incremental common stock that we would issue upon the assumed exercise of stock options and the vesting of restricted stock units using the treasury stock method.

For the years ended December 31, 2007 and 2006, diluted earnings per share was calculated using (i) the number of shares of common stock outstanding immediately following the spin-off, and (ii) if dilutive, the incremental common stock that we would issue upon exercise of stock options and the vesting of restricted stock units using the treasury stock method.

The following table presents our basic and diluted earnings per share (in thousands, except per share data):

	Year Ended December 31,
	2008	2007	2006
Net (loss) income:
(Loss) income from continuing operations	$(2,387,478)	$105,233	$133,532
(Loss) income from discontinued operations	(3,410)	59,571	(10,715)

Net (loss) income	$(2,390,888)	$164,804	$122,817

Weighted average number of shares outstanding:
Basic	56,208	56,206	56,206
Dilutive effect of non-cash compensation awards	—	443	443

Diluted	56,208	56,649	56,649

Net (loss) income per share—basic:
Continuing operations	$(42.48)	$1.87	$2.38
Discontinued operations	(0.06)	1.06	(0.19)

Net (loss) income	$(42.54)	$2.93	$2.19

Net (loss) income per share—diluted:
Continuing operations	$(42.48)	$1.86	$2.36
Discontinued operations	(0.06)	1.05	(0.19)

Net (loss) income	$(42.54)	$2.91	$2.17

Unexercised employee stock options and stock appreciation rights and unvested restricted stock units excluded from the diluted EPS calculation because their effect would have been antidilutive	6,318	5,242	5,242

NOTE 11—LONG-TERM DEBT

	December 31,
	2008	2007
Secured credit agreement expiring July 25, 2013:
Term loan	$150,000	$—
Revolving credit facility	20,000	—
11.25% Senior Notes due August 1, 2016; interest payable each February 1 and August 1 commencing February 1, 2009	240,000	—
Unamortized original issue discount on Senior Notes	(1,472)	—

Total long-term debt	408,528	—
Less: current maturities	(15,000)	—

Long-term debt, net of current maturities	$393,528	$—

On July 25, 2008, HSNi entered into a secured credit agreement with a syndicate of banks relating to a $150 million term loan and a $150 million revolving credit facility, each having a five year maturity. Certain HSNi subsidiaries have unconditionally guaranteed HSNi’s obligation under the credit agreement, which is secured by substantially all of HSNi’s assets. The credit agreement bears interest based on our financial leverage and, as of December 31, 2008, the term loan interest rate was equal to LIBOR plus 2.75% (4.65%) and the revolving credit facility interest rate was equal to the U.S. Prime Rate plus 1.25% (4.50%). The credit agreement contains financial covenants consisting of a leverage ratio and an interest coverage ratio among other covenants. HSNi was in compliance with all such covenants as of December 31, 2008. The amount available to us under the credit agreement is reduced by the amount of commercial and standby letters of credit issued under the revolving credit facility portion of the agreement. As of December 31, 2008, there were $14.7 million of outstanding commercial and standby letters of credit issued under the revolving credit facility. The ability to draw funds under the revolving credit facility is dependent upon meeting the aforementioned financial covenants, which may limit HSNi’s ability to draw the full amount of the facility. As of December 31, 2008, the additional amount that could be borrowed under the revolving credit facility, in consideration of the financial covenants, was approximately $47.0 million. HSNi capitalized $7.3 million in financing costs related to the credit agreement, and HSNi will amortize these costs to interest expense over the credit agreement’s five-year life. The annual fee to maintain the revolving credit facility is 50 basis points on the revolving credit facility portion of the credit agreement. As of December 31, 2008, there was $20.0 million outstanding on the revolving credit facility and $150 million outstanding related to the term loan.

On July 28, 2008, HSNi issued $240 million of 11.25% senior notes due 2016 (the “Senior Notes”). The Senior Notes are unsecured and subordinated to all of HSNi’s secured debt. The Senior Notes were issued at a discount of $1.6 million, which along with other issuance expenses of $7.3 million are being amortized to interest expense over the eight year term of the Senior Notes. At any time prior to August 1, 2012, we may redeem the Senior Notes at a redemption price equal to the sum of the principal amount thereof, plus accrued interest and a make-whole premium. Thereafter, we may redeem the Senior Notes at the redemption prices set forth below, together with accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the 12-month period beginning on June 15 of the years indicated below:

Year	Percentage
2012	105.625%
2013	102.813%
2014 and thereafter	100.000%

In addition, prior to August 1, 2011, we may redeem up to 35% of the aggregate principal amount of the Senior Notes at a redemption price equal to 111.25% of the principal amount thereof, plus accrued interest with the net cash proceeds from certain equity offerings. If we experience a change of control, we may be required to offer to purchase the Senior Notes at a purchase price equal to 101% of the principal amount, plus accrued interest.

Substantially all of our domestic subsidiaries have unconditionally guaranteed the Senior Notes. The indenture governing the Senior Notes contains covenants that limit our ability and the ability of our subsidiaries to, among other things, incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem our stock, make investments, sell assets, incur liens, enter into agreements restricting our subsidiaries’ ability to pay dividends, enter into transactions with affiliates and consolidate, merge or sell all or substantially all of our assets.

Aggregate contractual maturities of long-term debt are as follows (in thousands):

Years ending December 31,
2009	$15,000
2010	22,500
2011	30,000
2012	30,000
2013	72,500
Thereafter	240,000

$410,000

NOTE 12—STOCK-BASED AWARDS

Effective January 1, 2006, HSNi adopted SFAS No. 123R using the modified prospective transition method and has applied the classification provisions of Staff Accounting Bulletin No. 107 regarding the SEC’s interpretation of SFAS No. 123R and the valuation of stock-based payments for public companies in its adoption of SFAS 123R. The adoption of SFAS No. 123R did not impact the amount of stock-based compensation expense recorded in the accompanying consolidated statements of operations for the year ended December 31, 2006, since HSNi had previously adopted the expense recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

Non-cash compensation expense is included in the following line items in the accompanying consolidated statements of operations (in thousands):

	Year Ended December 31,
	2008	2007	2006
Cost of sales	$1,412	$937	$755
Selling and marketing	1,968	1,025	1,117
General and administrative	16,774	10,189	9,867
Production and programming	132	9	7

Non-cash stock-based compensation expense before income taxes	20,286	12,160	11,746
Income tax benefit	(7,709)	(4,434)	(4,017)

Non-cash stock-based compensation expense after income taxes	$12,577	$7,726	$7,729

As of December 31, 2008, there was approximately $26.7 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards, which is currently expected to be recognized over a weighted average period of approximately 2.9 years.

2008 Stock and Annual Incentive Plan

The 2008 Stock and Annual Incentive Plan (the “Plan”) became effective upon the date of the spin-off and authorizes the issuance of 5 million shares of HSNi common stock for new awards granted by HSNi. As of December 31, 2008, there were 2.8 million shares of common stock available for grants under the Plan. The purpose of the Plan is to assist HSNi in attracting, retaining and motivating officers, employees, directors and consultants, and to provide HSNi with the ability to provide incentives more directly linked to the profitability of our business and increases in shareholder value.

HSNi can grant restricted stock units (“RSUs”), stock options, stock appreciation rights (“SARs”) and other stock-based awards under the Plan. Stock-based awards have a maximum term of 10 years. The exercise price of options and SARs granted under the Plan are required to be priced at, or above, the fair market value of HSNi’s stock on the date of grant.

Modification of Stock-Based Compensation Awards

In conjunction with the spin-off, IAC share-based awards were converted to equivalent share-based awards (“Adjusted Awards”) as follows:

•

All unexercised stock option awards granted on or prior to December 31, 2007 to purchase shares of IAC common stock, whether vested or unvested, converted into an option to purchase shares of common stock of each of the five public-traded companies resulting from the spin-off (the “Spincos”).

•	Certain unvested RSUs were accelerated immediately prior to the spin-off, with awards thereafter settled in shares of common stock of each of the Spincos.

•	Performance-based RSUs granted in 2007 were converted into non-performance based RSUs with the same vesting schedules, with awards that will settle in shares of common stock of each of the Spincos.

•	Unvested RSUs granted by IAC that provide for vesting of 100% of the award following passage of a multi-year period (cliff vesting awards) will settle in shares of common stock of each of the Spincos.

•	All other IAC RSUs held by HSNi employees that did not convert or vest as described above converted into an RSU award of HSNi at the spin-off date.

•	All equity-based awards granted after December 31, 2007 to employees of HSNi converted into awards of common stock of HSNi.

The adjustments to the number of shares subject to each award and the stock option exercise prices were based on the relative market capitalization of IAC and each of the Spincos following the spin-off. The conversion was accounted for as a modification under the provisions of SFAS No. 123R and resulted in additional fair value that was recognized immediately for fully vested awards and will be amortized over the remaining service period for unvested awards. These modifications affected all current and former employees of HSNi, HSN and Cornerstone who were holding vested and unvested stock-based compensation awards on August 11, 2008.

These modifications resulted in additional compensation expense of approximately $10.9 million, of which approximately $8.3 million was recorded during the year ended December 31, 2008 related to awards that had vested and the remainder will be recognized over the vesting period of the unvested awards.

Approximately 197,000 fully vested RSUs that were modified in connection with the spin-off were not released until January 2009. These deferred awards were settled in cash, stock or both as determined by the employee. HSNi follows the guidance of SFAS No. 123R and accounts for these awards as liabilities, which are marked to market each reporting period through earnings. As of December 31, 2008, a liability equal to their intrinsic value of approximately $1.4 million was recorded for these awards.

Restricted Stock Units

RSUs are awards in the form of phantom shares or units that are denominated in a hypothetical equivalent number of shares of our common stock. At the time of grant, HSNi determines if the RSUs will be settled in cash, stock or both. The value to the holder of the RSU is based upon the market value of our stock when the RSUs vest. Compensation expense for RSUs granted under the Plan is measured at the grant date as the fair market value of HSNi’s common stock and expensed ratably over the vesting term. Compensation expense for RSUs granted prior to the spin-off was measured as the fair value of IAC common stock on the original grant date plus any additional fair value measured at the spin-off date as a result of the modifications discussed previously. The RSUs are generally subject to service-based vesting over a three to five year term. HSNi’s Board of Directors were granted approximately 136,000 RSUs during the year ended December 31, 2008 which have graded vesting over a two year period.

A summary of the status of the nonvested RSUs, including the Adjusted Awards and awards granted under the Plan, as of December 31, 2008 and changes during the year ended December 31, 2008 is as follows:

	RSUs
	Number of shares	Weighted Average Grant Date Fair Value
Nonvested at 8/20/08	1,090,304	$22.24
Granted	433,065	5.53
Vested	—	—
Forfeited	(88,317)	23.89

Nonvested at 12/31/08 (1)	1,435,052	17.10

(1)	Approximately 337,000 of the nonvested awards outstanding as of December 31, 2008 were held by employees of the other Spincos.

A portion of the RSUs granted by IAC prior to the spin-off accelerated at the date of the spin-off and were settled in HSNi common stock. In connection with these accelerated RSUs, approximately 240,000 shares of HSNi common stock were issued at the date of the spin-off to employees of all five Spincos which had a value of approximately $3.0 million.

As of December 31, 2008, there was approximately $13.9 million of unrecognized compensation cost, net of estimated forfeitures, related to RSUs, which is currently expected to be recognized over a weighted average period of approximately 2.6 years.

Stock Options and Stock-Settled SARs

Stock-settled SARs are similar to traditional stock options, except, upon exercise, holders of stock-settled SARs will only receive shares with a value equal to the spread between the current market price per share of HSNi common stock and the exercise price. The exercise price for awards granted under the Plan is required to be priced at, or above, the fair market value of HSNi’s stock at the date of grant. For stock options granted prior to the spin-off, the exercise price was based on the fair market value of IAC’s stock at the date of grant and then adjusted based on the relative market capitalizations of IAC and HSNi following the spin-off. Awards typically vest periodically over a three or four year term.

A summary of the status of the outstanding stock options and SARs as of December 31, 2008 is as follows:

	Stock Options and Stock-Settled SARs
	Number of shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at August 20, 2008	4,104,929	$19.25
Granted	1,799,826	19.30
Exercised	(9,354)	7.93
Forfeited	(2,871)	18.31
Expired	(275,017)	19.54

Outstanding at December 31, 2008 (1)	5,617,513	19.27	7.6	$2,123,882

Vested and expected to vest at December 31, 2008	4,831,848	19.35	7.3	$1,783,935

Exercisable at December 31, 2008	1,307,313	17.56	3.0	$359,994

(1)	Approximately 2.0 million of the stock options and stock-settled SARs outstanding as of December 31, 2008 were held by employees of the other Spincos.

The aggregate intrinsic value in the table above represents the pre-tax difference between the closing price of HSNi’s common stock on December 31, 2008 of $7.27 and the exercise price for all “in the money” awards at December 31, 2008. This amount changes based on the fair market value of HSNi’s common stock. The intrinsic value of the stock options and stock-settled SARs exercised during the year ended December 31, 2008 was less than $0.1 million.

The fair value of each stock option and stock-settled SAR award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates various assumptions, including expected volatility and expected term. For purposes of this model, no dividends have been assumed. Expected stock price volatilities are estimated based on the historical and implied volatilities of comparable publicly-traded companies. The risk-free interest rates are based on U.S. Treasury yields for notes with comparable terms as the awards, in effect at the grant date. The expected term of options granted is based on analyses of historical employee termination rates and option exercise patterns, giving consideration to expectations of future employee behavior. The following are the weighted average assumptions used in the Black-Scholes option pricing model for the year ended December 31, 2008: volatility factor of 47.7%, risk-free interest rate of 2.25%, expected term of 5.8 years, and a dividend yield of zero.

The weighted average fair value of stock options granted from the Plan during the year ended December 31, 2008 at market prices equal to HSNi’s common stock on the grant date was $2.76.

At the date of the spin-off, HSNi granted approximately 719,000 stock options to its Chief Executive Officer at exercise prices greater than market value on the date of grant with a 10-year term and graded vesting over four years. The weighted average exercise price and the weighted average fair value related to these grants were $39.84 and $3.36, respectively.

Cash received from stock option exercises and the related actual tax benefit realized for the years ended December 31, 2008 was less than $0.1 million. As of December 31, 2008, there was approximately $12.8 million of unrecognized compensation cost, net of estimated forfeitures, related to stock options and SARs, which is currently expected to be recognized over a weighted average period of approximately 3.1 years.

The following table summarizes the information about stock options and stock-settled SARs outstanding and exercisable as of December 31, 2008:

	Outstanding			Exercisable
	Number Outstanding at December 31, 2008	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Number Exercisable at December 31, 2008	Weighted Average Exercise Price
$0.00 to $4.99	167,971	$3.65	6.5	84,585	$3.14
$5.00 to $9.99	1,090,351	5.94	9.4	92,851	7.89
$10.00 to $14.99	237,803	12.66	4.2	204,175	12.57
$15.00 to $19.99	2,251,303	16.85	7.6	534,527	18.08
$20.00 to $24.99	329,208	22.70	3.1	329,179	22.70
$25.00 to $73.11	1,540,877	34.23	7.7	61,996	36.36

	5,617,513	19.27	7.6	1,307,313	17.56

Restricted Common Equity in Cornerstone Brands

In connection with the acquisition of Cornerstone Brands by IAC in 2005 certain members of Cornerstone Brand’s management were granted restricted common equity in Cornerstone Brands. These awards were granted on April 1, 2005 and were initially measured at fair value, which is being amortized to expense over the vesting period. These awards vest ratably over four years, or earlier based upon the occurrence of certain prescribed events. The awards vest in non-voting restricted common shares of Cornerstone Brands.

These shares are subject to a put right by the holders, which is not exercisable until the first quarter of 2010 and annually thereafter, and a call right by HSNi, which is not exercisable until the first quarter of 2012 and annually thereafter. The value of these shares upon exercise of the put or call is equal to their fair market value, determined by negotiation or arbitration, reduced by the accreted value of the preferred interest that was taken by IAC upon the purchase of Cornerstone Brands. The initial value of the preferred interest was equal to the acquisition price of Cornerstone Brands. The preferred interest accretes value at a 15% annual rate. Upon exercise of the put or call the consideration is payable in HSNi shares or cash or a combination thereof at HSNi’s option. As of December 31, 2008, these awards were significantly out of the money and are not expected to result in any value.

NOTE 13—INCOME TAXES

Prior to the spin-off, HSNi’s results were included in IAC’s consolidated federal and applicable state tax returns. In all periods presented, current and deferred tax expense has been computed for HSNi on a separate return basis. HSNi’s share of IAC’s consolidated federal and state tax return liabilities have been reflected within cash flows from operating activities in the accompanying consolidated statements of cash flows.

The components of the provision for income taxes attributable to continuing operations are as follows (in thousands):

	Years Ended December 31,
	2008	2007	2006
Current income tax provision:
Federal	$(10,727)	$(68,969)	$(85,370)
State	(553)	(7,388)	(9,122)

Current income tax provision	(11,280)	(76,357)	(94,492)

Deferred income tax benefit (provision):
Federal	674,789	10,683	13,423
State	67,264	1,120	1,859

Deferred income tax benefit (provision)	742,053	11,803	15,282

Income tax benefit (provision)	$730,773	$(64,554)	$(79,210)

Current income taxes payable has been reduced by $3.8 million, $2.4 million and $2.3 million for the years ended December 31, 2008, 2007 and 2006, respectively, for tax deductions attributable to stock- based compensation. The related income tax benefits of this stock-based compensation were recorded as amounts charged or credited to additional paid in capital, invested capital or a reduction in goodwill.

The tax effects of cumulative temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 are presented below (in thousands). The valuation allowance is related to items for which it is more likely than not that the tax benefit will not be realized.

	December 31,
	2008	2007
Deferred tax assets:
Provision for accrued expenses	$29,815	$35,631
Inventories	11,885	14,916
Foreign investment	6,917	6,665
Stock-based compensation	6,312	5,451
Net operating losses	6,901	6,818
Other	197	2,819

Total deferred tax assets	62,027	72,300
Less valuation allowance	(17,229)	(12,862)

Net deferred tax assets	44,798	59,438
Deferred tax liabilities:
Intangible and other assets	(87,904)	(840,938)
Prepaid expenses	(9,561)	(10,805)
Property and equipment	(8,832)	(3,058)

Total deferred tax liabilities	(106,297)	(854,801)

Net deferred tax liability	$(61,499)	$(795,363)

At December 31, 2008, HSNi had $23.7 million of net operating loss carryforwards related to its discontinued international operations which expire in 2011 through 2012. As of December 31, 2008 and 2007, HSNi had a valuation allowance of approximately $17.2 million and $12.9 million, respectively, primarily related to the net operating losses, the unrealized capital losses and deferred assets associated with uncertain tax positions for which it is more likely than not that the tax benefit will not be realized. During 2008, the valuation allowance was increased by $4.3 million due to it being more likely than not that certain deferred tax benefits of tax positions taken while HSNi was included in the IAC consolidated tax returns will not be realized.

A reconciliation of the income tax provision to the amounts computed by applying the statutory federal income tax rate to earnings from continuing operations before income taxes is shown as follows (in thousands):

	Years Ended December 31,
	2008	2007	2006
Income tax provision at the federal statutory rate of 35%	$(1,091,388)	$59,425	$74,460
State income taxes, net of effect of federal tax benefit	(41,846)	4,182	4,721
Nondeductible portion of goodwill and intangible asset impairment charges	404,034	—	—
Other, net	(1,573)	947	29

Income tax (benefit) provision	$(730,773)	$64,554	$79,210

HSNi adopted the provisions of FIN 48 effective January 1, 2007. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of the adoption resulted in a decrease of $0.2 million to invested capital. A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest, is as follows (in thousands):

	2008	2007
Balance at beginning of year	$8,944	$4,316
Additions based on tax positions related to the current year	—	2,298
Additions for tax positions of prior years	289	2,330
Reductions for tax positions of prior years	(8,819)	—

Balance at end of year	$414	$8,944

As of December 31, 2008 and 2007, the unrecognized tax benefits, including interest, were $0.5 million and $11.7 million, respectively. Included within “Receivables from IAC and subsidiaries” in the accompanying consolidated balance sheet at December 31, 2007 was approximately $11.6 million of unrecognized tax benefits and related interest that remained with IAC after the spin-off. During 2008, unrecognized tax benefits decreased by $8.8 million for tax positions included in IAC’s consolidated tax return filings. Liabilities associated with these return filings are the responsibility of IAC pursuant to the terms of the spin-off. Included in unrecognized tax benefits at December 31, 2008 and 2007 is approximately $0.3 million and $8.8 million for tax positions which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Other than the interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authorities to an earlier period.

HSNi recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. Included in income tax expense from continuing operations for the years ended December 31, 2008 and 2007 is $0.7 million of interest income and $1.2 million of interest expense, respectively, net of related deferred taxes of $0.4 million and $0.7 million, respectively. As of December 31, 2008 and 2007, HSNi accrued $40,000 and $2.8 million, respectively, for the payment of interest. There are no material accruals for penalties.

By virtue of previously filed separate company and consolidated tax returns with IAC, HSNi is routinely under audit by federal, state, local and foreign tax authorities in the area of income tax. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by HSNi are recorded in the period they become known.

The Internal Revenue Service (“IRS”) is currently examining the IAC consolidated tax returns for the years ended December 31, 2001 through 2003, which includes the operations of HSNi. The statute of limitations for these years has been extended to

December 31, 2009. Various IAC consolidated tax returns filed with state, local and foreign jurisdictions are currently under examination, the most significant of which are California, Florida, New York and New York City, for various tax years after December 31, 2001. These examinations are expected to be completed by late 2009. In early 2009, the IRS commenced an audit of IAC’s consolidated tax returns for the years ended December 31, 2004 through 2006. The statute of limitations for these years has been extended and this examination is expected to be completed in 2011.

As a result of the spin-off, HSNi entered into a Tax Sharing Agreement with IAC that generally provides that each Spinco will have to indemnify IAC and the other Spincos for any taxes resulting from the spin-off of such Spinco (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related shareholder litigation or controversies) to the extent such amounts result from (i) any act or failure to act by such Spinco described in the covenants in the Tax Sharing Agreement, (ii) any acquisition of equity securities or assets of such Spinco or a member of its group, and (iii) any breach by such Spinco or any member of its group of any representation or covenant contained in the separation documents or in the documents relating to the IRS private letter ruling and/or tax opinions.

HSNi believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $0.2 million within twelve months of the current reporting date due to the lapse of applicable statutes of limitations. An estimate of other changes in unrecognized tax benefits cannot be made, but are not expected to be significant.

NOTE 14—COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, HSNi is a party to various lawsuits. HSNi establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where it believes an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that an unfavorable resolution of claims against HSNi, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations, or financial condition of HSNi, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future. HSNi also evaluates other contingent matters, including tax contingencies, to assess the probability and estimated extent of potential loss. See Note 13 for discussion related to income tax contingencies.

HSNi leases satellite transponders, computers, warehouse and office space, equipment and services used in connection with its operations under various operating leases, many of which contain escalation clauses.

Future minimum payments under operating lease agreements are as follows (in thousands):

Years Ending December 31,
2009	$30,272
2010	25,305
2011	18,176
2012	15,299
2013	9,408
Thereafter	27,237

Total	$125,697

Expenses charged to operations under these agreements were $25.8 million, $29.3 million and $28.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

HSNi also has funding commitments that could potentially require its performance in the event of demands by third parties or contingent events, as follows (in thousands):

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Letters of credit and surety bonds	$17,926	$17,876	$50	$—	$—
Purchase Obligations	221,289	109,057	112,232	—	—

Total Commercial commitments	$239,215	$126,933	$112,282	$—	$—

The letters of credit (“LOCs”) primarily consist of trade LOCs, which are used for inventory purchases. Trade LOCs are guarantees of payment based upon the delivery of goods. The surety bonds primarily consist of customs bonds, which relate to the import of merchandise into the United States.

The purchase obligations primarily relate to cable contracts and include obligations for future cable distribution and commission guarantees.

NOTE 15—DERIVATIVE INSTRUMENTS

During the second quarter of 2003, one of HSNi’s foreign subsidiaries entered into a five-year foreign exchange forward contract with a notional amount of $38.6 million, which was used to hedge against the change in value of a liability denominated in a currency other than the subsidiary’s functional currency. This derivative contract was designated as a cash flow hedge for accounting purposes and foreign exchange remeasurement gains and losses related to the contract and liability were recognized each period in the statement of operations and were offsetting. In addition, the remaining effective portion of the derivative gain or loss was recorded in other comprehensive income until the derivative liability was extinguished in June 2007 in connection with the sale of HSE. Subsequent to the sale of HSE, HSNi does not have any significant exposure to foreign currency risk and did not hold any derivative instruments at December 31, 2008 or 2007.

NOTE 16—RELATED PARTY TRANSACTIONS

Relationship Between IAC and HSNi Prior to the Spin-off

HSNi’s expenses prior to the spin-off include allocations from IAC of costs associated with IAC’s accounting, treasury, legal, tax, corporate support, human resources and internal audit functions. These expenses were allocated based on the ratio of HSNi’s revenue as a percentage of IAC’s total revenue. Allocated costs were $3.3 million and $8.1 million for the years ended December 31, 2008 and 2007, respectively, and are included in “General and administrative expense” in the accompanying consolidated statements of operations. It is not practicable to determine the amounts of these expenses that would have been incurred had HSNi operated as an unaffiliated entity. In the opinion of management, the allocation method is reasonable.

The portion of the interest expense reflected in the consolidated statements of operations that is intercompany in nature was $1.7 million for the year ended December 31, 2007. There was no interest expense that is intercompany in nature for the year ended December 31, 2008. This intercompany interest expense, which is included in discontinued operations, arose from the transfer of cash from IAC to HSE that occurred in connection with IAC’s treasury operations.

During 2008 and 2007, IAC provided HSNi with non-cash advertising totaling $8.0 million and $4.4 million, respectively. See the amortization of non-cash marketing discussion in Note 2 for a further description of this arrangement.

In accordance with the terms of the spin-off, HSNi transferred its investment in ARO stock and related derivative asset to IAC. See Note 17 for a further description of this transfer.

Relationship Between IAC and HSNi After the Spin-off

For purposes of governing certain of the ongoing relationships between HSNi and IAC at and after the spin-off and to provide for an orderly transition, effective August 20, 2008, HSNi entered into the following agreements (collectively, the “Spin-Off Agreements”):

•

a Separation and Distribution Agreement that sets forth the arrangements between IAC and HSNi regarding the principal transactions necessary to separate HSNi from IAC, and that governs certain aspects of the relationship of HSNi with IAC and the other Spincos after the spin-off;

•

a Tax Sharing Agreement that governs the respective rights, responsibilities and obligations of IAC and HSNi after the Spin-Off with respect to tax periods ending on or before the spin-off, including tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, other taxes and related tax returns;

•

an Employee Matters Agreement that covers a wide range of compensation and benefit issues, including the allocation among IAC and HSNi of responsibility for the employment and benefit obligations and liabilities of each company’s current and former employees (and their dependents and beneficiaries), as well as the provision of health and welfare benefits to employees of HSNi (the costs of which will be borne by HSNi) pursuant to IAC’s employee benefit plans through the end of 2008; and

•	a Transition Services Agreement that governs the provision of transition services among IAC and HSNi.

Also in connection with the spin-off, pursuant to a Spinco Assignment and Assumption Agreement (the “Spinco Agreement”), dated as of August 20, 2008, among HSNi, IAC, Liberty Media Corporation (“Liberty”) and a subsidiary of Liberty that holds shares of IAC common stock and IAC Class B common stock (together with Liberty, the “Liberty Parties”), HSNi (i) assumed from IAC all rights and obligations providing for post-spin-off governance and other arrangements at HSNi under the Spinco Agreement, dated May 13, 2008, among IAC, Liberty and affiliates of Liberty that held shares of IAC common stock and/or Class B common stock at the time such Spinco Agreement was entered into, and (ii) as required by the Spinco Agreement, entered into a registration rights agreement with the Liberty Parties.

Relationship Between Liberty Media Corporation and HSNi After the Spin-off

Spinco Agreement

Representation of Liberty on the Spinco Boards of Directors

The Spinco Agreement generally provides that so long as Liberty beneficially owns securities of HSNi representing at least 20% of the total voting power of the HSNi’s equity securities, Liberty has the right to nominate up to 20% of the directors serving on HSNi’s Board of Directors (rounded up to the nearest whole number). Any director nominated by Liberty must be reasonably acceptable to a majority of the directors on HSNi’s Board who were not nominated by Liberty. All but one of Liberty’s nominees serving on the Board of Directors must qualify as “independent” under applicable stock exchange rules. In addition, the Nominating Committee of the Board may include only “Qualified Directors,” namely directors other than any who were nominated by Liberty, are officers or employees of HSNi or were not nominated by the Nominating Committee of the HSNi’ Board in their initial election to the Board and for whose election any Liberty Party voted shares.

Until the second anniversary of the spin-off, the Liberty Parties agreed to vote all of the equity securities of HSNi beneficially owned by them in favor of the election of the full slate of director nominees recommended to shareholders by the HSNi Board of Directors so long as the slate includes the director-candidates that Liberty has the right to nominate.

Acquisition Restrictions

The Liberty Parties have agreed not to acquire beneficial ownership of any equity securities of HSNi (with specified exceptions) unless:

•	the acquisition was approved by a majority of the Qualified Directors;

•	the acquisition is permitted under the provisions described in “Competing Offers” below; or

•	after giving effect to the acquisition, Liberty’s ownership percentage of the equity securities of HSNi, based on voting power, would not exceed the Applicable Percentage.

The “Applicable Percentage” is Liberty’s ownership percentage upon the spin-off of HSNi, based on voting power (approximately 30%), plus 5%, but in no event more than 35%. Following the spin-off, the Applicable Percentage for the Spinco will be reduced for specified transfers of equity securities of the Spinco by the Liberty Parties. During the first two years following the spin-off, acquisitions by the Liberty Parties are further limited to specified extraordinary transactions and, otherwise, to acquisitions representing no more than one-third of HSNi Common Stock received by the Liberty Parties in the spin-off.

Standstill Restrictions

Until the second anniversary of the spin-off, unless a majority of the Qualified Directors consent or to the extent permitted by the provisions described under “Acquisition Restrictions” or “Competing Offers” or in certain other limited circumstances, no Liberty Party may:

•	offer to acquire beneficial ownership of any equity securities of such Spinco;

•	initiate or propose any shareholder proposal or seek or propose to influence, advise, change or control the management, Board of Directors, governing instruments or policies or affairs of HSNi;

•	offer, seek or propose, collaborate on or encourage any merger or other extraordinary transaction;

•	subject any equity securities of HSNi to a voting agreement;

•	make a request to amend any of the provisions described under “Acquisition Restrictions”, “Standstill Restrictions” or “Competing Offers”;

•

make any public disclosure, or take any action which could reasonably be expected to require HSNi to make any public disclosure, with respect to any of the provisions described under “Standstill Restrictions”; or

•	enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the provisions described under “Standstill Restrictions”.

Transfer Restrictions

Unless a majority of the Qualified Directors consent, the Spinco Agreement prohibits transfers by the Liberty Parties of any equity securities of HSNi to any person except for certain transfers, including:

•	transfers under Rule 144 under the Securities Act (or, if Rule 144 is not applicable, in “broker transactions”);

•	transfers pursuant to a third party tender or exchange offer or in connection with any merger or other business combination, which merger or business combination has been approved by HSNi;

•

transfers in a public offering in a manner designed to result in a wide distribution, provided that no such transfer is made, to the knowledge of the Liberty Parties, to any person whose ownership percentage (based on voting power) of HSNi’s equity securities, giving effect to the transfer, would exceed 15%;

•

a transfer of all of the equity securities of HSNi beneficially owned by the Liberty Parties and their affiliates in a single transaction if the transferee’s ownership percentage (based on voting power), after giving effect to the transfer, would not exceed the Applicable Percentage and only if the transferee assumes all of the rights and obligations (subject to limited exceptions) of the Liberty Parties under the Spinco Agreement;

•

specified transfers in connection with changes in the beneficial ownership of the ultimate parent company of a Liberty Party or a distribution of the equity interests of a Liberty Party or certain similar events; and

•	specified transfers relating to certain hedging transactions or stock lending transactions in respect of the Liberty Parties’ equity securities in HSNi, subject to specified restrictions.

During the first two years following the spin-off, transfers otherwise permitted by the first and third bullets above will be prohibited, and transfers otherwise permitted by the fourth and sixth bullets above in respect of which IAC and HSNi do not make certain determinations with respect to the transferee will be prohibited, unless such transfers represent no more than one-third of HSNi Common Stock received by the Liberty Parties in the spin-off.

Competing Offers

During the period when Liberty continues to have the right to nominate directors to HSNi’s Board of Directors, if the Board of Directors determines to pursue certain types of transactions on a negotiated basis (either through an “auction” or with a single bidder), Liberty is granted certain rights to compete with the bidder or bidders, including the right to receive certain notices and information, subject to specified conditions and limitations. In connection with any such transaction that HSNi is negotiating with a single bidder, the Board of Directors must consider any offer for a transaction made in good faith by Liberty but is not obligated to accept any such offer or to enter into negotiations with Liberty.

If a third party (x) commences a tender or exchange offer for at least 35% of the capital stock of HSNi other than pursuant to an agreement with HSNi or (y) publicly discloses that its ownership percentage (based on voting power) exceeds 20% and HSNi’s Board fails to take certain actions to block such third party from acquiring an ownership percentage of HSNi (based on voting power) exceeding the Applicable Percentage, the Liberty Parties generally will be relieved of the obligations described under “Standstill Restrictions” and “Acquisition Restrictions” above to the extent reasonably necessary to permit Liberty to commence and consummate a competing offer. If Liberty’s ownership percentage (based on voting power) as a result of the consummation of a competing offer in response to a tender or exchange offer described in (x) above exceeds 50%, any consent or approval requirements of the Qualified Directors in the Spinco Agreement will be terminated, and, following the later of the second anniversary of the spin-off and the date that Liberty’s ownership percentage (based on voting power) exceeds 50%, the obligations described under “Acquisition Restrictions” will be terminated.

Other

Following the spin-off, amendments to the Spinco Agreement and determinations required to be made thereunder (including approval of transactions between a Liberty Party and HSNi that would be reportable under the proxy rules) will require the approval of the Qualified Directors.

Registration Rights Agreement

Under the registration rights agreement, the Liberty Parties and their permitted transferees (the “Holders”) will be entitled to three demand registration rights (and unlimited piggyback registration rights) in respect of the shares of HSNi common stock received by the Liberty Parties as a result of the spin-off and other shares of HSNi common stock acquired by the Liberty Parties consistent with the Spinco Agreement (collectively, the “Registrable Shares”). The Holders will be permitted to exercise their registration rights in connection with certain hedging transactions that they may enter into in respect of the Registrable Shares.

HSNi will be obligated to indemnify the Holders, and each selling Holder will be obligated to indemnify HSNi, against specified liabilities in connection with misstatements or omissions in any registration statement.

NOTE 17—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental Disclosure of Non-Cash Transactions for 2007

On June 19, 2007, in consideration for the sale of HSE to Arcandor AG (“ARO”), formerly known as KarstadtQuelle AG, HSNi received approximately 5.5 million shares of ARO stock valued at €141 million (the “ARO Shares”), plus additional consideration in the form of a contingent value right, that has a value of up to €54 million within three years. In accordance with the terms of the spin-off, the ARO Shares and the contingent value right were transferred to IAC in 2007. This transfer totaled approximately $217.2 million, of which $190.1 million related to the ARO Shares and $27.1 million related to the contingent value right, and is included in “Net transfers to IAC” in the accompanying consolidated statements of shareholders’ equity.

Supplemental Disclosure of Cash Flow Information:

	Years Ended December 31,
	2008	2007	2006
Cash paid during the period for:
Income tax payments including amounts paid to IAC for HSNi’s share of IAC’s consolidated tax liability in periods prior to the spin-off	$15,671	$84,516	$94,383
Income tax refunds	(643)	(761)	(3,176)
Interest payments	3,064	—	—

NOTE 18—SHAREHOLDERS’ EQUITY

Shareholder Rights Plan

In December 2008, the Company’s Board of Directors approved the creation of a Series A Junior Participating Preferred Stock, adopted a shareholders rights plan and declared a dividend of one right for each outstanding share of common stock held by our shareholders of record as of the close of business on January 5, 2009. The rights will attach to any additional shares of common stock issued after January 5, 2009. Initially, these rights, which will trade with the shares of our common stock, will not be exercisable. Under the rights plan, these rights will be exercisable if a person or group acquires or commences a tender or exchange offer for 15% or more of our common stock. If the rights become exercisable, each right will permit its holder, other than the “acquiring person,” to purchase from us shares of common stock at a 50% discount to the then prevailing market price. As a result, the rights will cause substantial dilution to a person or group that becomes an “acquiring person” on terms not approved by our Board of Directors.

NOTE 19—QUARTERLY RESULTS (UNAUDITED)

	Quarter Ended March 31,	Quarter Ended June 30,	Quarter Ended September 30,	Quarter Ended December 31,
		(a)	(b)	(c)
	(In thousands, except per share data)
Year Ended December 31, 2008
Net sales	$676,886	$695,826	$672,348	$778,533
Gross profit	235,484	248,565	235,826	265,555
Operating income (loss)	15,078	(277,632)	12,316	(2,852,073)
Income (loss) from continuing operations	9,406	(249,377)	5,018	(2,152,525)
(Loss) income from discontinued operations, net of tax	(78)	(451)	(2,837)	(44)
Net income	9,328	(249,828)	2,181	(2,152,569)
Income (loss) from continuing operations per share:
Basic	$0.17	$(4.44)	$0.09	$(38.29)
Diluted	$0.17	$(4.44)	$0.09	$(38.29)
Net income (loss) per share:
Basic	$0.17	$(4.44)	$0.04	$(38.29)
Diluted	$0.16	$(4.44)	$0.04	$(38.29)
Year Ended December 31, 2007
Net sales	$666,705	$681,506	$680,762	$879,268
Gross profit	247,999	260,032	256,294	323,868
Operating income	30,147	29,763	36,427	73,453
Income from continuing operations	18,652	18,420	22,589	45,571
Income (loss) from discontinued operations, net of tax	(1,566)	56,186	(5,934)	10,886
Net income	17,086	74,606	16,655	56,457
Income from continuing operations per share:
Basic	$0.33	$0.33	$0.40	$0.81
Diluted	$0.33	$0.33	$0.40	$0.80
Net income per share:
Basic	$0.30	$1.33	$0.30	$1.00
Diluted	$0.30	$1.32	$0.29	$1.00

(a)	The second quarter of 2008 includes $300.0 million of asset impairment charges related to goodwill and intangible assets and a $36.6 million tax benefit from the release of the related deferred tax liabilities in the Cornerstone segment. These adjustments increased diluted loss per share by $4.65.

The second quarter of 2007 includes an after-tax gain of $34.8 million related to the sale of HSE, IAC’s former Retailing International segment., which increased diluted earnings per share by $0.61 per share for the quarter ended June 30, 2007.

(b)	The third quarter of 2007 includes an after-tax loss of $4.2 million related to an adjustment to the gain recognized for the sale of HSE. This adjustment decreased diluted earnings per share by $0.07.
(c)	The fourth quarter of 2008 includes $2.9 billion of asset impairment charges related to goodwill and intangible assets and $716.7 million of tax benefits from the release of the related deferred tax liabilities in the HSN and Cornerstone segments. These adjustments increased diluted loss per share by $38.60.

The fourth quarter of 2008 also includes a $5.0 million accrual adjustment for liabilities associated with on-air distribution costs. This adjustment, after taxes, decreased loss per share by $0.06.

Subsequent to the reporting of the quarters ended March 31, 2008 and June 30, 2008, it was determined that two of the entities previously included within HSNi’s discontinued operations would not be spun-off from IAC and, therefore, not included within HSNi. Quiz TV Limited and iBuy are entities that ceased operations in 2006 and were reported within HSNi’s combined statements of operations as a discontinued operation through the Form 10-Q filed for the quarter ended June 30, 2008. Their results have been removed from HSNi’s 2008 results; however, prior year balances have not been restated due to their immaterial impact relative to the combined results.

Schedule II

HSN, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charges to Earnings	Charges to Other Accounts	Deductions		Balance at End of Period
	(In thousands)
2008
Allowance for doubtful accounts	$8,112	$19,775	$100	$(17,961	)(1)	$10,026
Sales returns accrual	37,596	580,306	—	(580,562)		37,340
Deferred tax valuation allowance	12,862	—	4,367	—		17,229
Other reserves	331					726

2007
Allowance for doubtful accounts	$5,994	$14,598	$(23)	$(12,457	)(1)	$8,112
Sales returns accrual	35,942	592,679	—	(591,025)		37,596
Deferred tax valuation allowance	12,859	—	3	—		12,862
Other reserves	971					331

2006
Allowance for doubtful accounts	$8,329	$10,734	$(147)	$(12,922	)(1)	$5,994
Sales returns accrual	34,462	559,990	—	(558,510)		35,942
Deferred tax valuation allowance	13,343	—	(484)	—		12,859
Other reserves	1,271					971

(1)	Write-off of uncollectible accounts receivable.

A-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following is a statement of the expenses (all of which are estimated other than the SEC registration fee) to be incurred by the Registrant in connection with the distribution of the securities registered under this prospectus:

Item	Amount*
SEC Registration Fee	$117.36
Printing Fees and Expenses	100,000
Nasdaq Listing Fee	150,000
Legal Fees and Expenses	250,000
Accounting Fees and Expenses	20,000
Miscellaneous	—

Total	$520,117.36

*	All fees are estimates except SEC registration fee and Nasdaq listing fee

Item 14.	Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, shareholder vote, agreement or otherwise.

Our Amended and Restated Certificate of Incorporation provides that no director shall be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to the Company or its shareholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

Our Amended and Restated Certificate of Incorporation and by-laws provide that, to the fullest extent authorized by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was a director or officer of the Company, or by reason of the fact such person, or a person of whom he or she is the legal representative is or was serving, at the Company’s request, as a director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Company. To the extent authorized by the DGCL, the Company will indemnify such persons against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such persons in connection with such service. Any amendment of these provisions will not reduce the indemnification obligations of the Company relating to actions taken before such amendment.

The Company intends to obtain policies that insure its directors and officers and those of its subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on behalf of the Company, may also pay amounts for which the Company has granted indemnification to the directors or officers.

Item 15.	Recent Sales of Unregistered Securities

None

Item 16.	Exhibits and Financial Statement Schedules

(a) The documents set forth below, numbered in accordance with Item 601 of Regulation S-K, are filed herewith or incorporated herein by reference to the location indicated.

Exhibit No.	Description of Document	Method of Filing
3.1	Amended and Restated Certificate of Incorporation of HSN, Inc.	Exhibit 3.1 to the Company’s Current Report on Form 8-K filed August 25, 2008

3.2	Amended and Restated By-laws of HSN, Inc.	Exhibit 3.2 to the Company’s Current Report on Form 8-K filed August 25, 2008

3.3	Certificate of Designations, Preferences and Rights to Series A Junior Participating Preferred Stock	Exhibit 3.3 to the Company’s Annual Report on Form 10-K filed March 31, 2009

4.1	Rights Agreement, dated as of December 23, 2008, between HSN, Inc. and The Bank of New York Mellon, as Rights Agent.	Exhibit 4.1 to the Company’s Current Report on Form 8-K filed December 29, 2008

5.1	Opinion of General Counsel of IAC/InterActive Corp regarding the legality of securities being issued	Exhibit 5.1 to the Company’s Registration Statement on Form S-1 filed August 1, 2008

8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding tax matters	Exhibit 8.1 to the Company’s Registration Statement on Form S-1 filed August 1, 2008

10.1	Separation and Distribution Agreement, dated August 20, 2008, by and among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp	Exhibit 10.1 to the Company’s Current Report on Form 8-K filed August 25, 2008

Exhibit No.	Description of Document	Method of Filing
10.2	Tax Sharing Agreement, dated August 20, 2008, among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Inc., Tree.com and IAC/InterActive Corp	Exhibit 10.2 to the Company’s Current Report on Form 8-K filed August 25, 2008

10.3	Employee Matters Agreement, dated August 20, 2008, among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp	Exhibit 10.3 to the Company’s Current Report on Form 8-K filed August 25, 2008

10.4	Transition Services Agreement, dated August 20, 2008, among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp	Exhibit 10.4 to the Company’s Current Report on Form 8-K filed August 25, 2008

10.5	Registration Rights Agreement, dated as of August 20, 2008, among Liberty Media Corporation, the Liberty Parties (as defined in the Agreement) and HSN, Inc.	Exhibit 10.5 to the Company’s Current Report on Form 8-K filed December 29, 2008

10.6	Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, by and among IAC/InterActive Corp, HSN, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC	Exhibit 10.6 to the Company’s Current Report on Form 8-K filed August 25, 2008

10.7	Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corp., LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller	Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K (SEC File No. 0-20570) dated May 16, 2008 and incorporated herein by reference

10.8	Employment Agreement between Mindy Grossman and HSN, Inc., dated as of July 29, 2008**	Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (Registration No. 333-152697) filed August 1, 2008

10.9	Employment Agreement between William Lynch, HSN General Partner LLC and IAC/InterActiveCorp, dated as of November 19, 2007*	Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (Registration No. 333-152697) filed August 1, 2008

10.10	Employment Agreement between Lynne Ronon and HSN General Partner LLC, dated as of October 15, 2007*	Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (Registration No. 333-152697) filed August 1, 2008

10.11	Employment Agreement between Judy A. Schmeling and HSN, Inc. dated as of October 27, 2008, as amended by the Amendment to Employment Agreement effective as of December 31, 2008*	Filed as Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

*	Reflects management contracts and management and director compensation plans.

Exhibit No.	Description of Document	Method of Filing
10.12	Employment Agreement between Jim Warner and HSN, Inc. dated as of October 27, 2008, as amended by the Amendment to Employment Agreement effective as of December 31, 2008*	Filed as Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

10.13	HSN, Inc. Amended and Restated 2008 Stock and Annual Incentive Plan*	Filed as Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

10.14	Amended and Restated Deferred Compensation Plan for Non-Employee Directors*	Filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

10.15	Credit Agreement among HSN, Inc., as Borrower, Certain Subsidiaries of the Borrower, as Guarantors, The Lenders Party thereto, Bank of America, N.A., as Administrative Agent and Collateral Agent, dated as of July 25, 2008	Exhibit 10.15 to the Company’s Registration Statement on Form S-1 (Registration No. 333-152697) filed August 1, 2008

10.16	Indenture, dated as of July 28, 2008, between HSN, Inc., as Issuer, and The Bank of New York Mellon, as Trustee	Exhibit 10.16 to the Company’s Registration Statement on Form S-1 (Registration No. 333-152697) filed August 1, 2008

10.17	Employment Agreement between Mark Ethier and HSN General Partner LLC effective December 1, 2004, as amended by the First Amendment to Employment Agreement dated July 9, 2007 and Second Amendment to Employment Agreement dated June 23, 2008*	Exhibit 10.17 to the Company’s Registration Statement on Form S-1 (Registration No. 333-152697) filed August 1, 2008

10.18	Amendment to Employment Agreement between Mark Ethier and HSN, Inc. effective as of December 31, 2008	Filed as Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

10.19	Form of Stock Appreciation Rights Agreement	Filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

10.20	Form of Stock Option Agreement	Filed as Exhibit 10.20 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

10.21	Form of Restricted Stock Units Agreement	Filed as Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

10.22	Form of Restricted Stock Units Agreement (for Non-Employee Directors)	Filed as Exhibit 10.22 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

10.23	HSN, Inc. Second Amended and Restated 2008 Stock and Annual Incentive Plan	Filed as Exhibit 10.23 to Post-Effective Amendment No. 2 to the Company’s Registration Statement filed on May 22, 2009.

Exhibit No.	Description of Document	Method of Filing
12.1	Computation of Ratio of Earnings to Fixed Charges	Filed as Exhibit 12.1 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

21.1	Subsidiaries of HSN, Inc.	Filed as Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

23.1	Consent of Ernst & Young LLP	Filed herewith.

23.2	Consent of General Counsel of IAC/InterActive Corp (included in Exhibit 5.1)	Exhibit 5.1 to the Company’s Registration Statement on Form S-1 filed August 1, 2008

23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)	Exhibit 8.1 to the Company’s Registration Statement on Form S-1 filed August 1, 2008

99.1	Letter to stockholders of IAC/InterActive Corp	Filed as Exhibit 99.8 to the Company’s Registration Statement on Form S-1 filed August 1, 2008

99.2	Supplemental Quarterly Financial Data for the Year Ended December 31, 2007	Filed as Exhibit 99.9 to the Company’s Registration Statement on Form S-1 filed August 1, 2008

(b) See Scheduled II Valuation of Qualifying Accounts

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

If the registrant is subject to Rule 430C under the Securities Act of 1933, each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on July 23, 2009.

POWER OF ATTORNEY

HSN, INC.

By:	/s/ Mindy Grossman
Mindy Grossman Chief Executive Officer (Principal Executive Officer)

By:	/s/ Judy A. Schmeling
Judy A. Schmeling Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Mindy Grossman Mindy Grossman	Chief Executive Officer and Director (Principal Executive Officer)	Dated: July 23, 2009

/s/ Judy A. Schmeling Judy A. Schmeling	Chief Financial Officer (Principal Financial and Accounting Officer)	Dated: July 23, 2009

* Gregory R. Blatt	Director	Dated: July 23, 2009

* Patrick Bousquet-Chavanne	Director	Dated: July 23, 2009

* Michael C. Boyd	Director	Dated: July 23, 2009

* William Costello	Director	Dated: July 23, 2009

* James M. Follo	Director	Dated: July 23, 2009

* Stephanie Kugelman	Director	Dated: July 23, 2009

* Arthur C. Martinez	Chairman of the Board of Directors	Dated: July 23, 2009

* Thomas J. McInerney	Director	Dated: July 23, 2009

* John B. Morse, Jr.	Director	Dated: July 23, 2009

*By:	/s/ Linda C. Frazier
Linda C. Frazier, Attorney-in-Fact

Exhibit Index

Exhibit No.	Description of Document	Method of Filing
23.1	Consent of Ernst & Young LLP	Filed herewith.